SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State registration 10146326-50

Publicly-Held Company- CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

ITR

March / 2017

CONTENTS
FINANCIAL STATEMENTS		3
Statements of Financial Position		3
Statements of Income		5
Statements of Comprehensive Income		6
Statements of Changes in Equity		7
Statements of Cash Flows		8
Statements of Added Value		10
NOTES TO THE FINANCIAL INFORMATION		12
1	Operations	12
2	Concessions and Authorizations	14
3	Basis of Preparation	16
4	Significant accounting policies	17
5	Cash and Cash Equivalents	19
6	Bonds and Securities	20
7	Trade Accounts Receivable	21
8	CRC Transferred to the State Government of Paraná	23
9	Net Sectorial Financial Assets and Liabilities	24
10	Accounts Receivable Related to the Concession	25
11	Accounts Receivable Related to Concession Compensation	28
12	Other Receivables	28
13	Taxes	28
14	Prepaid Expenses	32
15	Receivable from related parties	32
16	Other Temporary Investments	34
17	Judicial Deposits	34
18	Investments	35
19	Property, Plant and Equipment	39
20	Intangible Assets	44
21	Payroll, social charges and accruals	44
22	Suppliers	45
23	Loans and Financing	46
24	Debentures	51
25	Post-employment benefits	53
26	Customer Charges Due	55
27	Research and Development and Energy Efficiency	55
28	Accounts payable related to concession	56
29	Other accounts payables	57
30	Provisions for legal claims	57
31	Equity	66
32	Net Operating Revenue	67
33	Operating Costs and Expenses	72
34	Financial Results	76
35	Operating Segments	76
36	Financial instruments	79
37	Related Party Transactions	92
38	Insurance	96
39	Subsequent Events	96
COMMENTS ON PERFORMANCE		97
COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE		106

FINANCIAL STATEMENTS

Statements of Financial Position

as of March 31, 2017 and December 31, 2016

All amounts expressed in thousands of Brazilian reais

ASSETS	Note	Parent Company		Consolidated
		03.31.2017	12.31.2016	03.31.2017	12.31.2016
CURRENT ASSETS
Cash and cash equivalents	5	16,820	46,096	945,591	982,073
Bonds and securities	6	91	149	254,813	302,398
Collaterals and escrow accounts		129	128	276	1,294
Trade accounts receivable	7	-	-	2,439,429	2,217,355
Dividends receivable		484,570	485,263	71,657	71,758
CRC transferred to the State Government of Paraná	8	40,993	-	40,993	-
Sectorial financial assets	9	-	-	-	-
Accounts receivable related to the concession	10	-	-	106,175	65,595
Accounts receivable related to the concession compensation	11	-	-	-	-
Other current receivables	12	8,962	8,736	319,648	306,933
Inventories		-	-	126,880	130,637
Income tax and social contribution	13.1	59,621	41,899	177,745	188,952
Other current recoverable taxes	13.3	240	197	73,127	67,931
Prepaid expenses	14	-	-	37,444	39,096
Receivable from related parties	15	123,457	116,020	30,064	28,968
		734,883	698,488	4,623,842	4,402,990
NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	-	-	200,075	195,096
Other temporary investments	16	417,500	408,297	490,861	408,297
Collaterals and escrow accounts	23.1	-	-	70,948	73,074
Trade accounts receivable	7	-	-	278,413	270,786
CRC transferred to the State Government of Paraná	8	1,483,507	1,522,735	1,483,507	1,522,735
Judicial deposits	17	157,248	153,932	613,122	657,603
Sectorial financial assets	9	-	-	-	-
Accounts receivable related to the concession	10	-	-	4,023,460	3,748,335
Accounts receivable related to the concession compensation	11	-	-	67,633	67,401
Other noncurrent receivables	12	-	-	89,640	73,551
Income tax and social contribution	13.1	138,744	153,216	155,775	169,967
Deferred income tax and social contribution	13.2	58,530	47,462	798,643	803,477
Other noncurrent recoverable taxes	13.3	15	15	117,038	131,108
Prepaid expenses	14	-	-	24,299	25,583
Receivable from related parties	15	215,485	220,661	155,141	155,141
		2,471,029	2,506,318	8,568,555	8,302,154
Investments	18	14,521,342	14,111,959	2,395,731	2,334,950
Property, plant and equipment	19	775	630	9,003,701	8,934,303
Intangible assets	20	3,332	3,168	6,488,507	6,459,812
		16,996,478	16,622,075	26,456,494	26,031,219
TOTAL ASSETS		17,731,361	17,320,563	31,080,336	30,434,209

Notes are an integral part of this quarterly information.

Statements of Financial Position

as of March 31, 2017 and December 31, 2016 (continued)

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	Parent Company		Consolidated
		03.31.2017	12.31.2016	03.31.2017	12.31.2016
CURRENT LIABILITIES
Payroll, social charges and accruals	21	5,185	5,573	298,165	287,797
Suppliers	22	98	2,225	1,143,603	1,255,639
Income tax and social contribution payable	13.1	-	-	102,803	41,454
Other taxes due	13.3	239	412	261,289	294,994
Loans and financing	23	419,610	453,288	1,463,370	1,470,742
Debentures	24	385,844	351,148	1,284,329	1,131,198
Dividend payable		256,426	256,426	274,549	266,831
Post-employment benefits	25	167	188	47,672	47,894
Customer charges due	26	-	-	131,660	141,712
Research and development and Energy efficiency	27	-	-	229,218	231,513
Accounts payable related to concession	28	-	-	63,297	66,210
Sectorial financial liabilities	9	-	-	275,238	155,261
Other accounts payable	29	588	579	231,960	264,791
		1,068,157	1,069,839	5,807,153	5,656,036
NONCURRENT LIABILITIES
Suppliers	22	-	-	52,127	36,711
Deferred income tax and social contribution	13.2	-	-	233,325	178,430
Other taxes due	13.3	2,172	2,075	298,551	303,146
Loans and financing	23	554,541	562,072	2,525,256	2,575,551
Debentures	24	666,170	665,951	3,644,722	3,659,611
Post-employment benefits	25	3,617	3,517	733,985	721,971
Research and development and Energy efficiency	27	-	-	276,920	252,376
Accounts payable related to concession	28	-	-	504,318	499,332
Sectorial financial liabilities	9	-	-	166,858	123,731
Other accounts payable	29	-	-	38,439	30,525
Provisions for legal claims	30	156,123	152,944	1,230,945	1,241,343
		1,382,623	1,386,559	9,705,446	9,622,727
EQUITY
Attributable to controlling shareholder's
Capital	31.1	7,910,000	7,910,000	7,910,000	7,910,000
Equity valuation adjustments	31.2	986,031	998,466	986,031	998,466
Legal reserve		792,716	792,716	792,716	792,716
Profit retention reserve		5,162,983	5,162,983	5,162,983	5,162,983
		15,280,581	14,864,165	15,280,581	14,864,165
Attributable to non-controlling interest	18.2.2	-	-	287,156	291,281
		15,280,581	14,864,165	15,567,737	15,155,446
TOTAL LIABILITIES & EQUITY		17,731,361	17,320,563	31,080,336	30,434,209

Notes are an integral part of this quarterly information.

Statements of Income

for the quarters ended March 31, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
					Restated
		03.31.2017	03.31.2016	03.31.2017	03.31.2016
NET OPERATING REVENUE	32	-	-	3,297,011	3,082,664
OPERATING COSTS	33	-	-	(2,244,039)	(2,469,490)
GROSS PROFIT		-	-	1,052,972	613,174
Operational expenses / income
Selling expenses	33	-	-	(40,907)	(47,693)
General and administrative expenses	33	(14,950)	(23,662)	(151,718)	(151,419)
Other operational income (expenses)	33	(1,647)	(11,674)	(71,057)	(103,621)
Equity in earnings of investees	18	440,520	162,366	33,713	47,894
		423,923	127,030	(229,969)	(254,839)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		423,923	127,030	823,003	358,335
Financial results	34
Financial income		41,862	65,127	163,587	204,943
Financial expenses		(69,640)	(73,511)	(319,608)	(371,830)
		(27,778)	(8,384)	(156,021)	(166,887)
OPERATING PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		396,145	118,646	666,982	191,448
INCOME TAX AND SOCIAL CONTRIBUTION	13.4
Current		-	-	(193,112)	(353,151)
Deferred		14,197	14,860	(56,600)	297,792
		14,197	14,860	(249,712)	(55,359)
NET INCOME		410,342	133,506	417,270	136,089
Attributed to controlling shareholders		-	-	410,342	133,506
Attributed to non-controlling interest	18.2.2	-	-	6,928	2,583
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - EXPRESSED IN BRAZILIAN RE	31.3
Common shares		1.43217	0.46596
Class "A" Preferred shares		1.57539	0.51277
Class "B" Preferred shares		1.57539	0.51255
Notes are an integral part of this quarterly information.

Statements of Comprehensive Income

for the quarters ended March 31, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
		03.31.2017	03.31.2016	03.31.2017	03.31.2016
NET INCOME		410,342	133,506	417,270	136,089
Other comprehensive income
Items that will never be reclassified to profit or loss
Losses on actuarial liabilities
Post employment benefits - equity	31.2	-	(854)	-	(854)
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale	31.2	9,203	(329)	9,203	(329)
Taxes on other comprehensive income	31.2	(3,129)	112	(3,129)	112
Total comprehensive income, net of taxes		6,074	(1,071)	6,074	(1,071)
TOTAL COMPREHENSIVE INCOME		416,416	132,435	423,344	135,018
Attributed to controlling shareholders				416,416	132,435
Attributed to non-controlling interest				6,928	2,583
Notes are an integral part of this quarterly information.

Statements of Changes in Equity

for the quarters ended March 31, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

	Note	Attributable to Parent Company						Shareholders’ equity	Attributable to non - controlling interests	Equity Consolidated
		Capital	Equity valuation adjustments		Profit reserves
					Legal reserve	Profit retention reserve	Accumulated profit
			Deemed cost	Other comprehensive income
Balance as of January 1, 2017		7,910,000	944,956	53,510	792,716	5,162,983	-	14,864,165	291,281	15,155,446
Net Income		-	-	-	-	-	410,342	410,342	6,928	417,270
Other comprehensive income
Gain on financial assets, net of taxes	31.2	-	-	6,074	-	-	-	6,074	-	6,074
Total comprehensive income		-	-	6,074	-	-	410,342	416,416	6,928	423,344
Realization - deemed cost, net of taxes	31.2	-	(18,509)	-	-	-	18,509	-	-	-
Deliberation of additional dividends proposed	18.2.2	-	-	-	-	-	-	-	(11,053)	(11,053)
Balance as of March 31, 2017		7,910,000	926,447	59,584	792,716	5,162,983	428,851	15,280,581	287,156	15,567,737
Notes are an integral part of this quarterly information.

	Attributable to Parent Company						Shareholders’ equity	Attributable to non - controlling interests	Equity Consolidated
	Capital	Equity valuation adjustments		Profit reserves
				Legal reserve	Profit retention reserve	Accumulated profit
		Cost assigned	Other comprehensive income
Balance as of January 1, 2016	6,910,000	1,046,663	130,709	744,784	5,413,572	-	14,245,728	338,750	14,584,478
Net Income	-	-	-	-	-	133,506	133,506	2,583	136,089
Other comprehensive income
Losses on financial assets, net of taxes	-	-	(217)	-	-	-	(217)	-	(217)
Actuarial losses, net of taxes	-	-	(854)	-	-	-	(854)	-	(854)
Total comprehensive income	-	-	(1,071)	-	-	133,506	132,435	2,583	135,018
Realization - deemed cost, net of taxes	-	(19,437)	-	-	-	19,437	-	-	-
Distribution of dividends with retained earnings	-	-	-	-	-	-	-	(9,342)	(9,342)
Balance as of March 31, 2016	6,910,000	1,027,226	129,638	744,784	5,413,572	152,943	14,378,163	331,991	14,710,154
Notes are an integral part of this quarterly information.

Statements of Cash Flows

for the quarters ended March 31, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
		03.31.2017	03.31.2016	03.31.2017	03.31.2016
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period		410,342	133,506	417,270	136,089
Adjustments to reconcile net income for the period with cash (used in)
generated from operating activities
Unrealized monetary and exchange variations - net		35,690	11,988	253,867	206,376
Sectorial financial assets and liabilities result	32	-	-	147,977	545,993
Interest - bonus from the grant	10.2	-	-	(20,612)	-
Remuneration of accounts receivable related to concession	10.3	-	-	(23,249)	(37,548)
Gain on remeasurement of the cash flow from the RBSE assets	10.4	-	-	(224,604)	-
Income tax and social contribution	13.4	-	-	193,112	353,151
Deferred income tax and social contribution	13.4	(14,197)	(14,860)	56,600	(297,792)
Equity in earnings of investees	18.1	(440,520)	(162,366)	(33,713)	(47,894)
Recognition of fair value of accounts receivable related to concession	32	-	-	-	-
Appropriation of acturial calculation of post-employment benefits	25.4	131	2,050	24,108	32,210
Appropriation of pension and healthcare contributions	25.4	333	1,373	36,981	34,498
Creation for research and development and energy efficiency programs	27.2	-	-	26,403	26,367
Depreciation and amortization	33	299	284	183,078	179,036
Net operating estimated losses, provisions and reversals	33.4	1,389	11,394	98,699	121,061
Impairment of accounts receivable related to concession	10.1	-	-	6	52
Loss on disposal of property, plant and equipment	19.2	-	-	1,864	2,673
Loss on disposal of intangible assets	20.1	-	-	9,996	9,674
		(6,533)	(16,631)	1,147,783	1,263,946
Decrease (increase) in assets
Trade accounts receivable		-	-	(222,555)	(58,023)
Dividends and interest on own capital received		31,750	42,151	5,369	3,652
CRC transferred to the Government of the State of Paraná	8.1	24,653	49,425	24,653	49,425
Judicial deposits		(2,243)	(182)	51,781	(43,972)
Sectorial financial assets		-	-	-	206,453
Other receivables		(226)	811	(28,930)	103,087
Inventories		-	-	3,757	(10,233)
Income tax and social contribution		(3,250)	28,852	25,399	49,894
Other current taxes recoverable		(43)	(62)	8,271	(1,486)
Prepaid expenses		-	-	2,936	9,557
Related parties		135	(526)	-	-
		50,776	120,469	(129,319)	308,354
Increase (decrease) in liabilities
Payroll, social charges and accruals		(388)	(10,655)	10,368	518
Suppliers		(2,127)	2,965	(132,470)	(151,080)
Other taxes		(76)	(31,697)	(36,567)	(109,548)
Post-employment benefits	25.4	(385)	(1,434)	(49,297)	(45,271)
Customer charges due		-	-	(10,052)	(78,098)
Research and development and energy efficiency	27.2	-	-	(14,746)	(19,015)
Payable related to the concession	28.2	-	-	(16,472)	(388,547)
Sectorial financial liabilities	9.2	-	-	26,636	-
Other accounts payable		9	772	(24,917)	11,350
Provisions for legal claims	30.1.1	-	(39)	(79,741)	(13,149)
		(2,967)	(40,088)	(327,258)	(792,840)
CASH GENERATED BY OPERATING ACTIVITIES		41,276	63,750	691,206	779,460
Income tax and social contribution paid		-	-	(131,763)	(450,525)
Loans and financing - interest due and paid	23.4	(67,019)	(65,998)	(120,367)	(127,724)
Debentures - interest due and paid	24.2	(62)	(62)	(11,645)	(5,213)
NET CASH (USED IN) GENERATED FROM OPERATING ACTIVITIES		(25,805)	(2,310)	427,431	195,998
(continued)

Statements of Cash Flows

for the quarters ended March 31, 2017 and 2016 (continued)

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
		03.31.2017	03.31.2016	03.31.2017	03.31.2016
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		57	(5)	(27,611)	(3,365)
Loans and financing granted to related parties		(3,000)	-	-	-
Additions in investments	18.1	(90,200)	(15)	(105,789)	(51,806)
Capital reduction of investees.	18.1	90,000	-	73,361	-
Additions to property, plant and equipment		(164)	(13)	(197,609)	(218,174)
Customers contributions - property, plant and equipment		-	-	-	40
Additions to intangible assets	20.1	(164)	(92)	(167,037)	(187,739)
Customers contributions - intangible assets	20.1	-	-	26,100	23,953
NET CASH USED IN INVESTING ACTIVITIES		(3,471)	(125)	(398,585)	(437,091)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	23.4	77,000	-	77,060	-
Payments of principal - loans and financing	23.4	(77,000)	-	(120,801)	(42,866)
Payments of principal - debentures	24.2	-	-	(18,252)	(14,828)
Dividends and interest on own capital paid		-	-	(3,335)	(21,501)
NET CASH USED IN FINANCING ACTIVITIES		-	-	(65,328)	(79,195)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		(29,276)	(2,435)	(36,482)	(320,288)
Cash and cash equivalents at the beginning of the period	5	46,096	25,653	982,073	1,480,727
Cash and cash equivalents at the end of the period	5	16,820	23,218	945,591	1,160,439
CHANGE IN CASH AND CASH EQUIVALENTS		(29,276)	(2,435)	(36,482)	(320,288)
Notes are an integral part of this quarterly information.

Statements of Added Value

for the quarters ended March 31, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

VALUE ADDED TO DISTRIBUTE	Parent Company		Consolidated
				Restated
	03.31.2017	03.31.2016	03.31.2017	03.31.2016
Income
Sale of energy, services and other income	-	-	4,953,406	5,747,621
Construction income	-	-	324,140	390,542
Fair value of indemnifiable concession assets	-	-	6,329	9,026
Sectorial financial assets and liabilities result	-	-	(147,977)	(527,202)
Other income	23	-	285	2,064
Estimated losses on allowance for doubtful accounts	-	-	(24,702)	(36,956)
	23	-	5,111,481	5,585,095
( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	1,174,810	1,311,907
Charges for use of the main transmission grid ( - ) ESS and ERR	-	-	165,835	174,459
Materials, supplies and third parties services	4,129	2,674	146,814	165,882
Natural gas and supplies for gas operations	-	-	60,136	145,584
Construction costs	-	-	332,098	336,837
Loss / Recovery of assets	-	-	18,895	16,477
Imoairment	-	-	29,857	-
Other supplies	3,215	19,478	76,910	124,296
	7,344	22,152	2,005,355	2,275,442
( = ) GROSS ADDED VALUE	(7,321)	(22,152)	3,106,126	3,309,653
( - ) Depreciation and amortization	299	284	183,078	179,036
( = ) NET ADDED VALUE	(7,620)	(22,436)	2,923,048	3,130,617
( + ) Transferred added value
Results from investment interests	440,521	162,367	33,714	47,893
Financial income	41,862	65,127	163,587	204,943
Other Income	-	-	26,779	24,448
	482,383	227,494	224,080	277,284
	474,763	205,058	3,147,128	3,407,901
(continued)

Statements of Added Value

for the quarters ended March 31, 2017 and 2016 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated
							Restated
	03.31.2017%		03.31.2016%		03.31.2017%		03.31.2016%
Personnel
Remuneration and fees	5,288		6,535		214,850		201,215
Private pension and health plans	853		3,062		64,814		68,618
Meal and education assistance	239		505		31,801		28,306
Social security charges - FGTS	403		566		18,037		16,738
Labor indemnities (reversals)	-		22		7,785		3,912
Profit sharing	154		183		19,080		10,744
Transfers to property, plant and equipment in progres	-		-		(6,602)		(11,149)
	6,937	1.5	10,873	5.3	349,765	11.1	318,384	9.3
Government
Federal
Tax	(12,770)		(10,141)		627,559		496,025
Sectorial charges	-		-		488,777		847,089
State	1		-		929,405		1,224,824
Municipal	87		6		2,481		2,030
	(12,682)	(2.7)	(10,135)	(4.9)	2,048,222	65.1	2,569,968	75.4
Third Parties
Interest	69,608		70,483		321,136		373,239
Leasing and rent	558		331		8,825		9,140
Donations, subsidies and contributions	-		-		1,910		1,081
	70,166	14.8	70,814	34.5	331,871	10.5	383,460	11.3
Shareholders
Retained profits	410,342		133,506		410,342		133,506
Non controlling interests	-		-		6,928		2,583
	410,342	86.4	133,506	65.1	417,270	13.3	136,089	4.0
	474,763	100.0	205,058	100.0	3,147,128	100.0	3,407,901	100.0
Notes are an integral part of this quarterly information.

NOTES TO THE FINANCIAL INFORMATION

for the quarter ended March 31, 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1         Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its headquarters at Rua Coronel Dulcídio, 800, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded on Corporate Governance Level 1 of the Special Segments Listing of B3 S.A. - Brasil, Bolsa, Balcão and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Ministry of Mines and Energy (MME), is to research, study, plan, build and explore the production, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel participates in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications, and natural gas.

1.1        Copel’s Equity Interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

1.1.1       Subsidiaries

			Interest
Subsidiaries	Headquarters	Main activity	%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A. (Copel TEL)	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Renováveis S.A. (Copel REN)	Curitiba/PR	Control and management of interests	100.0	Copel
Copel Comercialização S.A. (Copel Energia)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20.0	Copel
			60.0	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from w ind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from w ind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from w ind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from w ind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Copel Brisa Potiguar S.A. (a)	Curitiba/PR	Control and management of interests	100.0	Copel REN
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.(a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
(a) Pre-operating stage.

1.1.2       Joint ventures

Joint ventures	Headquarters	Main activity	Interest
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S.A. (a)	Curitiba/PR	Exploration of natural gas	30.0	Copel
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	51.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	80.0	Copel GeT
Transmissora Sul Brasileira de Energia S.A.	Florianópolis/SC	Transmission of electricity	20.0	Copel GeT
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A. (b)	Rio de Janeiro/RJ	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A. (b)	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Dominó Holdings S.A.	Curitiba/PR	Interest in sew age treatment	49.0	Copel Energia
(a) Entity w ith its activities paralyzed due to a Public Civil Action.
(b) Pre-operating stage.

1.1.3       Associates

Associated companies	Headquarters	Main activity	Interest %
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.0303
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (a)	Curitiba/PR	Production of electricity	30.0
Copel Amec S/C Ltda. - in liquidation	Curitiba/PR	Services	48.0
Sercomtel S.A. Telecomunicações (b)	Londrina/PR	Telecommunications	45.0
(a) Pre-operating stage.
(b) Investment reduced to zero due to the impairment tests.

1.1.4       Joint operations (consortiums)

Joint operations	Interest (%) Copel GeT	Other consortium members
Hydroelectric Pow er Plant Gov. Jayme Canet Júnior (Mauá)	51.0	Eletrosul Centrais Elétricas S.A. (49%)
Hydroelectric Pow er Plant Baixo Iguaçu (Note 19.5.1) (a)	30.0	Geração Céu Azul S.A (subsidiarie of Neoenergia S.A.) (70%)
(a) Pre-operating stage.

2         Concessions and Authorizations

2.1        Concessions contracts or authorizations obtained by Copel

Copel		Interest %	Maturity
Concession agreement / authorization of the equity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contratct	100	07.07.2045
Copel TEL	Authorization Term 54/2003 - Anatel/SVP/PVST	100	Indeterminate
	Authorization Term 305/2012 - Anatel/SVP/PVST	100	Indeterminate
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	36	04.23.2030
UEG Araucária	Authorization 351/1999 - TPP Araucária (60% Copel GET)	20	12.22.2029
Compagás	Concession gas distribution contract	51	07.06.2024
Dois Saltos (a)	Authorization 5,204/2015	30	04.22.2045
Paraná Gás (b)	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
Usina de Energia Eólica São João S.A. (c)	MME Ordinance 173 /2012 - WPP São João	49	03.25.2047
Usina de Energia Eólica Carnaúba S.A. (c)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.08.2047
Usina de Energia Eólica Reduto S.A. (c)	MME Ordinance 230 /2012 - WPP Reduto	49	04.15.2047
Usina de Energia Eólica Santo Cristo S.A. (c)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.17.2047
(a) Building under construction.
(b) Entity w ith its activities paralyzed due to a Public Civil Action.
(c) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.
Hydroelectric Pow er Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Pow er Plant - TPP
Wind Pow er Plant - WPP

2.2        Concessions contracts or authorizations obtained by subsidiary Copel Geração e Transmissão

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP
Generation Concession 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	07.02.2042
Generation concession 001/2011 - HPP Colíder	(a)	100	01.16.2046
Ordinance 133/2011 - SHP Cavernoso II		100	02.27.2046
Generation Concession 002/2012 - HPP Baixo Iguaçu (a)		30	09.14.2049
Generation Concession 007/2013
HPP Apucaraninha		100	10.12.2025
HPP Chaminé		100	08.16.2026
HPP Derivação do Rio Jordão		100	11.15.2029
HPP Cavernoso		100	01.07.2031
PUBLIC SERVICECONCESSIONS
Generation concession 045/1999
TPP Figueira		100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)		100	09.17.2023
HPP São Jorge		100	12.03.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.15.2029
HPP Gov. José Richa (Salto Caxias)		100	05.04.2030
Authorization 278/1999 - WPP Palmas		100	09.28.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL)		100	-
Generation concession 002/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046
In progress for homologation from ANEEL - HPP Marumbi		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register w ith ANEEL)		100	-
Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TPP Araucária (20% - Copel)	60	12.22.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.24.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.30.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.30.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.26.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.07.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.08.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.08.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
GE Olho D’Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste (a)	100	05.10.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste (a)	100	05.10.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada (a)	100	01.04.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena (a)	100	01.04.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar (a)	100	05.10.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru (a)	100	01.04.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia (a)	100	01.04.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I (a)	100	08.03.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II (a)	100	08.03.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III (a)	100	08.03.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I (a)	100	08.03.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II (a)	100	08.03.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III (a)	100	08.03.2050
(a) Building under construction.

Copel GeT		Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/2001 (extended by 3rd addendum to the contratct) - Transmission facilities – several joint ventures		100	12.31.2042
Contract 075/2001 - Transmission line Bateias - Jaguariaíva		100	08.16.2031
Contract 006/2008 - Transmission line Bateias - Pilarzinho		100	03.16.2038
Contract 027/2009 - Transmission line Foz do Iguaçu - Cascavel Oeste		100	11.18.2039
Contract 010/2010 - Transmission line Araraquara 2 - Taubaté (a)		100	10.05.2040
Contract 015/2010 - Substation Cerquilho III		100	10.05.2040
Contract 022/2012 - Transmission line - Foz do Chopim - Salto Osorio C2; Transmission line 230 kV Londrina - Figueira		100	08.26.2042
Contract 002/2013 - Transmission line - Assis - Paraguaçu Paulista II; Substation 230/88 kV Paraguaçu Paulista II		100	02.24.2043
Contract 005/2014 - Transmission line - Bateias - Curitiba Norte; Substation 230/20138 kV Curitiba Norte		100	01.28.2044
Contract 021/2014 - Transmission line Foz do Chopim - Realeza (a); Substation Realeza 230/20138 kV - Pátio novo 230 kV (a)		100	09.04.2044
Contract 022/2014 - Transmission line Assis - Londrina (a)		100	09.04.2044
Contract 006/2016 - Transmission line 525kV Curitiba Leste - Blumenau C1 (a)		100	04.06.2046
Contract 006/2016 - Transmission line 230 kV Uberaba - Curitiba Centro C1 e C2 (Underground) (a)
Contract 006/2016 - Substation 230/138 kV Curitiba Centro (SF6) - 230/138 kV - 2 x ATF 150 MVA (a)
Contract 006/2016 - Substation 230/138 kV Medianeira (Pátio novo 230 kV) - 2 x 150 MVA (a)
Contract 006/2016 - Transmission line 230 kV Baixo Iguaçu - Realeza (a)
Contract 006/2016 - Substation 230/138 kV Andirá Leste - 2 x ATR 150 MVA (a)
Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012 - Transmission line Cascavel Oeste - Umuarama; Substation Umuarama 230/20138 kV	51	01.11.2042
Transmissora Sul Brasileira Contract 004/2012 - Transmission line Nova Santa Rita - Camaquã 3;		20	05.09.2042
	Transmission line 230 kV Camaquã 3 - Quinta; Transmission line 525 kV Salto Santiago - Itá;
	Transmission line 525 kV Itá - Nova Santa Rita; Substation Camaquã 3 230/69/2013,8 kV
Caiuá Transmissora	Contract 007/2012 - Transmission line Umuarama - Guaíra; Transmission line 230 kV Cascavel Oeste - Cascavel Norte;	49	05.09.2042
	Substation Santa Quitéria 230/69-13,8 kV; Substation Cascavel Norte 230/20138-13,8 kV
Marumbi Transmissora	Contract 008/2012 - Transmission line Curitiba - Curitiba Leste; Substation Curitiba Leste 525/230 kV	80	05.09.2042
Integração Maranhense	Contract 011/2012 - Transmission line Açailândia - Miranda II	49	05.09.2042
Matrinchã Transmissora	Contract 012/2012 - Transmission line Paranaíta - Ribeirãozinho; Transmission line 500 kV Paranaíta - Cláudia;	49	05.09.2042
	Substation Cláudia 500 kV; Transmission line 500 kV Cláudia - Paranatinga; Substation Paranatinga 500 kV;
	Transmission line 500 kV Paranatinga - Ribeirãozinho
Guaraciaba Transmissora	Contract 013/2012 - Transmission line Ribeirãozinho - Marimbondo II;	49	05.09.2042
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte; Transmission line 500 Rio Verde Norte - Marimbondo II;
	Sectioning of Transmission lines 500 kV Marimbondo - Araraquara, at Substation Marimbondo II;
	Substation Marimbondo II 500 kV
Paranaíba Transmissora	Contract 007/2013 - Transmission line - T 500 kV Barreiras II - Rio das Éguas;	24.5	05.01.2043
	Transmission line 500 kV Rio Das Éguas - Luziânia; Transmission line 500 kV Luziânia - Pirapora 2
Mata de Santa Genebra	Contract 001/2014 - Transmission line - Itatiba - Bateias (a); Transmission line 500 kV Itatiba - Bateias (a);	50.1	05.13.2044
	Transmission line 500 kV Araraquara 2 - Itatiba (a); Transmission line 500 kV Araraquara 2 - Fernão Dias (a);
	Substation Santa Bárbara D'Oeste 440 kV (a); Substation Itatiba 500 kV (a);
	Substation 500/440 kV Fernão Dias (a)
Cantareira Transmissora	Contract 019/2014 - Transmission line - Estreito - Fernão Dias (a)	49	09.04.2044
(a) Buildings under construction.

3         Basis of Preparation

3.1        Statement of compliance

The quarterly information includes the individual financial information of the Parent Company and the consolidated financial information that have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, IASB, as well as with accounting practices adopted in Brazil (BR GAAP), which comprise the standards, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis or CPC) and approved by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or CVM) and Federal Accounting Council (Conselho Federal de Contabilidade – CFC).

The quarterly information is being presented considering the provisions of CPC 21 (R1) and IAS 34 – Interim Financial Reporting. Consequently, certain information contained in the notes to the financial statements for the year ended December 31, 2016, and which was not subject to modifications in the first three months of 2017, is not being presented. Therefore, this quarterly information should be read together with the financial statements as at December 31, 2016, available on the websites of the CVM and Copel.

Company's management believes that all the relevant information used in its management is evidenced in the individual and consolidated quarterly information.

The issuance of the individual and consolidated quarterly information was authorized by the Board of Directors on May 9, 2017.

3.2        Functional and presentation currency

The individual and consolidated quarterly information are presented in Brazilian Reais, which is the functional currency of the Company. The financial information has been rounded to the nearest thousand, unless otherwise indicated.

3.3        Basis of measurement

The quarterly information was prepared based on the historical cost, except for certain financial instruments measured at fair value and investments.

3.4        Use of estimates and judgments

In the preparation of these quarterly information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company and its subsidiaries. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. Reviews of estimates are recognized in the period in which it is revised (prospective basis).

The information on the use of estimates and judgments involving the application of the accounting policies adopted that has effects on the amounts recognized in the quarterly information is the same as that disclosed in Note 3.4 to the financial statements as of December 31, 2016.

4         Significant accounting policies

The Company’s accounting policies are consistent with those presented in Note 4 to the financial statements as of December 31, 2016.

4.1        Restatement of comparative balances

After reviewing its accounting practices at December 31, 2016, the Company and its electricity distribution subsidiary, aiming at the best presentation of its operational and financial performance, concluded that the changes in the expected cash flows of the indemnifiable financial asset of Copel DIS, which was originally presented in the Financial Income, in Financial Results, would be better classified in the group of Operating Revenue, together with other revenues related to its activity. This allocation better reflects the electricity distribution business model and provides a better presentation on its performance. This conclusion is supported by the fact that:

i) Investing in infrastructure is the indispensable activity of the electricity distribution business, whose management model is supported in building, maintaining and operating this infrastructure;

ii) The return on infrastructure investment in the distribution business is determined by the fair value of that infrastructure, either the amortizable portion over the contract horizon (intangible asset), or the portion indemnifiable by the Granting Authority to its final (financial asset), plus regulatory Weighted Average Cost of Capital – WACC; and

iii) Tariff revenues represent both the return on the intangible asset and a portion of the return on the financial asset, both of which are part of the regulatory remuneration base. Tariff revenues are fully recorded as part of the "Net Operating Revenue"

Beginning on December 31, 2016, according to CPC 23/IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, the Company and its subsidiary changed its accounting policy previously adopted by an accounting policy that best reflects the performance of its business (for the above mentioned arguments) and therefore reclassified retrospectively in the Statements of Income and the Statements of Added Value at March 31, 2016.

The reclassifications do not change the total assets, shareholders' equity and net income for the comparative quarter, nor the current and comparative Statements of Cash Flows.

The Statements of Income and the Statements of Added Value, for comparison purposes, are presented below:

	Consolidated
		Classification
03.31.2016	As previously stated	adjustments	Restated
Statements of Income
Net Operating Revenues	3,073,638	9,026	3,082,664
Gross Profit	604,148	9,026	613,174
Profit before financial results and taxes	349,309	9,026	358,335
Financial results	(157,861)	(9,026)	(166,887)
Financial income	213,969	(9,026)	204,943
Statements of Added Value
Revenues	5,576,069	9,026	5,585,095
Fair value of assets from the indemnity for the concession	-	9,026	9,026
Gross Added Value	3,300,627	9,026	3,309,653
Net Added Value	3,121,591	9,026	3,130,617
(+) Transferred added value	286,310	(9,026)	277,284
Financial income	213,969	(9,026)	204,943

5         Cash and Cash Equivalents

	Parent Company		Consolidated
	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Cash and bank accounts	1,301	2,452	118,476	173,020
Financial investments w ith immediate liquidity	15,519	43,644	827,115	809,053
	16,820	46,096	945,591	982,073

Financial investments refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments are remunerated between 65% and 101% of the rate of change of the Interbank Deposit Certificate (Certificado de Depósito Interbancário - CDI).

6         Bonds and Securities

		Consolidated
Category	Index	03.31.2017	12.31.2016
Securities available for sale
Quotas in Funds	CDI	56,789	56,512
Committed Operation	96,5% to 100% of CDI	95,277	94,268
Bank Deposit Certificates - CDB	96,0% to 101% of CDI	52,543	50,811
Financial Treasury Bonds - LFT	Selic	1,522	1,475
		206,131	203,066
Securities held for trading
Multimarket Fund	110% of CDI	111,562	111,817
Quotas in Funds	100% to 110% of CDI	51,682	58,930
Committed Operation	Fixed rate	14,321	51,384
Financial Notes	110% do CDI	61,643	62,608
Time Deposits w ith Special Guarantee from the Credit
Guarantee Fund (FGC) - DPGE	110% do CDI	4,689	4,785
National Treasury Bonds - LTN	Selic	3,357	3,378
Housing credit	110% do CDI	1,390	1,390
Debentures	110% do CDI	113	129
Treasury	-	-	7
		248,757	294,428
		454,888	497,494
	Current	254,813	302,398
	Noncurrent	200,075	195,096
Interbank Deposit Certificate - CDI
Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic

Copel and its subsidiaries have securities that yield variable interest rates. The term of these securities ranges from 1 to 60 months from the end of the reporting period. None of these assets is overdue or impaired at year-end.

7         Trade Accounts Receivable

Consolidated	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	03.31.2017	12.31.2016
Customers
Residential	279,011	170,992	41,356	491,359	447,345
Industrial	185,464	42,182	70,465	298,111	313,963
Commercial	211,145	54,783	29,553	295,481	267,647
Rural	50,559	19,048	7,626	77,233	68,611
Public Entities	34,441	7,422	20,801	62,664	64,581
Public lighting	31,891	32	272	32,195	28,991
Public service	30,183	451	2,372	33,006	34,391
Unbilled	483,578	-	-	483,578	377,498
Energy installments plan (7.1)	133,367	20,234	40,420	194,021	193,426
Low income subsidy - Eletrobras	14,047	-	-	14,047	12,128
Other receivables	41,984	28,103	92,256	162,343	159,051
	1,495,670	343,247	305,121	2,144,038	1,967,632
Concessionaires and Permission holder
Energy supplies
Energy purchase agreements in the
regulated market - CCEAR	70,713	1,175	6,023	77,911	116,516
Bilateral contracts	130,315	1,041	1,252	132,608	102,570
CCEE (7.2)	201,385	19,366	181,560	402,311	354,662
Unbilled	31,021	-	-	31,021	28,873
Quota system and Reimbursement to generators	9,278	314	3,997	13,589	17,415
	442,712	21,896	192,832	657,440	620,036
Charges from using transmission grid	109,036	5,349	6,405	120,790	104,831
Telecommunications	24,118	20,611	44,381	89,110	81,374
Gas distribution	53,879	1,389	6,708	61,976	69,934
Allow ance for doubtful accounts (7.3)	(1,931)	(3,442)	(350,139)	(355,512)	(355,666)
	2,123,484	389,050	205,308	2,717,842	2,488,141
Current				2,439,429	2,217,355
Noncurrent				278,413	270,786

7.1        Energy installments plan

The trade accounts receivable renegotiated are discounted to present value, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 0.16% to 3.00%.

7.2        CCEE

Of the balance presented, the most significant amount is R$340,756 receivable by Copel GeT. Of this total, the amount of R68,874 was received on April 6, 2017 and the amount of R$ 90,322 is expected to be received on May 12, 2017, and the remaining balance of R$181,560 derives from sale of energy to be reprocessed by CCEE for the period from January to May 2015 as a result of the request for exemption from responsibility of complying with trading contracts of Colíder Hydroelectric Power Plant for delivery of energy (Note 19.4), of which the contested portion there is a register of estimated losses for doubtful accounts. On March 14, 2010, ANEEL denied the Company's request for reconsideration of ANEEL Order No. 1,580, dated June 14, 2016, which had maintained unaltered the implementation schedule and the energy supply schedules related to the plant.

Considering that the plant's start-up schedule was impacted by acts of public authorities and unforeseeable or force majeure events occurred during the implementation of the project, the Company will refer the matter to the court with the conviction that the decision of the Agency will be reversed.

7.3        Allowance for doubtful accounts

Consolidated	Balance as of January 1º, 2017	Additions / (reversals)	Reversal of write offs	Balance as of March 31, 2017
Customers
Residential	66,502	9,519	(17,915)	58,106
Industrial	66,563	7,765	(1,304)	73,024
Commercial	67,075	7,060	(5,097)	69,038
Rural	3,130	670	(10)	3,790
Public Entities	12,981	(1,143)	(343)	11,495
Public lighting	104	7	-	111
Public service	1,111	259	-	1,370
	217,466	24,137	(24,669)	216,934
Concessionaries and permission holder
CCEE (7.3.1)	119,665	-	-	119,665
Concessionaries and permission holder	13,077	(1,436)	-	11,641
	132,742	(1,436)	-	131,306
Telecommunications	534	1,016	-	1,550
Gas distribution	4,924	831	(33)	5,722
	355,666	24,548	(24,702)	355,512

7.3.1       CCEE

An allowance for doubtful accounts was recognized in 2015 in the amount of R$119,665 in respect of differences between the sales price of the energy traded under the Contracts for Purchasing and Selling Electricity in the Regulated Market (CCEARs) of the Colíder Hydroelectric Power Plant and the difference settlement price (PLD). The Company will await the decision on the request for a revision of the power plant’s operations start date to reverse that estimated losses.

8         CRC Transferred to the State Government of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the State of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$1,197,404, to be paid in 244 installments under the Price amortization system, adjusted according to the IGP-DI inflation index plus interest of 6.65% p.y., which are received monthly, with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

As per the request of the Paraná State Government, approved by the Company’s Board of Directors, contingent upon the approval of the Ministry of Finance, the Novation of the Term of Adjustment of CRC is under way, comprising:  (i) between April and December 2016, total grace period for payments of interest and principal; and (ii) between January and December 2017, a grace period only for the principal amount and the maintenance of monetary restatement and interest currently effective and of the global net present value of such agreement. The other clauses will be maintained.

As from 2017, the State of Paraná has been paying monthly the amount referring to the interest of the installment as established in the Adjustment Term Novation, still to be concluded.

Amortization is guaranteed by dividends payable to the State as a shareholder.

8.1        Changes in CRC

Parent Company and Consolidated	Current	Noncurrent	Total
Balance as of January 1, 2017	-	1,522,735	1,522,735
Interest	24,653	-	24,653
Monetary variations	(95)	1,860	1,765
Transfers	41,088	(41,088)	-
Amortizations	(24,653)	-	(24,653)
Balance as of March 31, 2017	40,993	1,483,507	1,524,500

8.2        Maturity of noncurrent installments

Parent Company and Consolidated	03.31.2017
2018	127,013
2019	179,179
2020	191,096
2021	203,804
2022	217,359
After 2022	565,056
1,483,507

9         Net Sectorial Financial Assets and Liabilities

9.1        Composition of the net sectorial financial liabilities balances per tariff cycle

Consolidated		03.31.2017		12.31.2016
		Liabilities		Assets
	Current	Noncurrent	Current	Noncurrent
Sectorial financial liabilities - Electricity rate adjustment recoverable 2016
Portion A
Charges for using the transmission system - basic grid	(32)	-	(67)	-
Electricity purchased for resale - Itaipu	170,150	-	354,651	-
ESS	(31,527)	-	(65,712)	-
CDE	70,049	-	146,005	-
Proinfa	7,282	-	15,179	-
CVA Energ	(153,001)	-	(318,905)	-
Transport of energy purchased from Itaipu	1,804	-	3,759	-
Other financial components		-
Overcontracting	(2,300)	-	(4,794)	-
Extraordinary Tariff Review	(123,470)	-	(257,353)	-
Neutrality	19,462	-	40,564	-
Financial exposure	(7,796)	-	(16,250)	-
Other	72	-	149	-
	(49,307)	-	(102,774)	-
Sectorial financial liabilities - Electricity rate adjustment recoverable 2017
Portion A
Charges for using the transmission system - basic grid	14,315	4,772	4,239	4,239
Electricity purchased for resale - Itaipu	52,520	17,507	34,717	34,717
ESS	(219,853)	(73,284)	(103,853)	(103,853)
CDE	(93,532)	(31,177)	(37,697)	(37,697)
Proinfa	(2,725)	(908)	1,057	1,057
CVA Energ	(224,312)	(74,771)	(108,610)	(108,610)
Transport of energy purchased from Itaipu	3,677	1,225	1,972	1,972
Other financial components
Overcontracting	134,660	44,887	80,482	80,482
Neutrality	109,319	36,439	75,206	75,206
	(225,931)	(75,310)	(52,487)	(52,487)
Sectorial financial liabilities - Tariff Review 2021
Financial components
Tariff refunds	-	(91,548)	-	(71,244)
	-	(91,548)	-	(71,244)
	(275,238)	(166,858)	(155,261)	(123,731)

9.2        Changes in net sectorial financial liabilities

				Financial
	Balance as of	Operating revenues		results		Balance as of
	January 1, 2017	Constitution	Amortization	Updating	Rate flags	March 31, 2017
Portion A
Charges for using the transmission system - basic grid	8,411	10,324	184	136	-	19,055
Electricity purchased for resale - Itaipu	424,085	(1,315)	(197,275)	14,682	-	240,177
ESS	(273,418)	(81,071)	37,794	(7,969)	-	(324,664)
CDE	70,611	(54,636)	(80,800)	10,165	-	(54,660)
Proinfa	17,293	(5,622)	(8,446)	424	-	3,649
CVA Energ	(536,125)	(48,005)	169,510	(10,828)	(26,636)	(452,084)
Transport of energy purchased f rom Itaipu	7,703	845	(2,085)	243	-	6,706
Other financial components
Overcontracting	156,170	14,064	2,493	4,520	-	177,247
Extraordinary Tariff Review	(257,353)	-	133,883	-	-	(123,470)
Neutrality	190,976	(7,295)	(21,103)	2,642	-	165,220
Financial exposure	(16,250)	-	8,454	-	-	(7,796)
Tariff refunds	(71,244)	(17,798)	-	(2,506)	-	(91,548)
Preliminary injunctions CDE	-	-	-	-	-	-
Others	149	-	(77)	-	-	72
	(278,992)	(190,509)	42,532	11,509	(26,636)	(442,096)
Current	(155,261)					(275,238)
Noncurrent	(123,731)					(166,858)

10      Accounts Receivable Related to the Concession

Consolidated	03.31.2017	12.31.2016
Distribution concession agreement (10.1)	628,121	614,806
Bonus from the grant (10.2)	592,459	586,706
Transmission concession agreement (10.3)	1,410,616	1,342,055
Transmission concession agreement - Remeasurement of RBSE financial assets (10.4)	1,411,589	1,186,985
Concession agreement - gas distribution (10.5)	86,850	83,378
	4,129,635	3,813,930
Current	106,175	65,595
Noncurrent	4,023,460	3,748,335

10.1      Distribution concession agreement

Noncurrent
Balance as of January 1, 2017	614,806
Donations and grants received	5
Transfers from intangible assets	8,455
Fair value recognition	4,861
Loss on disposal	(6)
Balance as of March 31, 2017	628,121

10.2      Bonus from the grant of concession agreements under the quota system

	Current	Noncurrent	Total
Balance as of January 1, 2017	1,269	585,437	586,706
Transfers from current to noncurrent	15,896	(15,896)	-
Transfers to electricity grid use charges - customers	(14,859)	-	(14,859)
Interest (Note 32.2)	-	20,612	20,612
Balance as of March 31, 2017	2,306	590,153	592,459

10.3      Transmission concession agreement

			Noncurrent
			Special
	Current	Assets	liabilities	Total
Balance as of January 1, 2017	11,278	1,407,792	(77,015)	1,342,055
Transfers from current to noncurrent	17,188	(17,188)	-	-
Transfers to electricity grid use charges - customers	(16,835)	-	-	(16,835)
Transfers to property, plant and equipment	-	(22)	-	(22)
Remuneration	-	23,249	-	23,249
Construction income	-	62,343	(174)	62,169
Balance as of March 31, 2017	11,631	1,476,174	(77,189)	1,410,616

10.4      Remeasurement of RBSE financial assets

	Current	Noncurrent	Total
Balance as of January 1, 2017	53,048	1,133,937	1,186,985
Gain on the cash flow from the RBSE assets	-	41,589	41,589
Increase in the estimated amount due to the approval of the report on RBSE assets	-	183,015	183,015
Transfers from current to noncurrent	39,190	(39,190)	-
Balance as of March 31, 2017	92,238	1,319,351	1,411,589

Copel GeT extended the concession agreement 060/2001, pursuant to Law No. 12,783/2013, and recognized receivables related to the electricity transmission assets of the Existing Basic Network System (RBSE) and the connecting facilities and Other Transmission Facilities (RPC) existing in May 2000 and not yet depreciated or amortized.

On April 20, 2016, MME Ordinance No. 120 was published, determining that the amounts of assets arising from electricity transmission infrastructure construction exclusively related to these not yet depreciated and/or amortized, shall comprise the Regulatory Remuneration Base (BRR) for electricity transmission concessionaires as of the 2017 tariff review process, in order to define the new Annual Permitted Revenue (APR). The Ordinance addressed issues related to updating, remunerating and period for receiving the amounts, which are regulated by Aneel Normative Resolution No. 726/2017, by means of Public Hearing 068/2016.

Aneel issued Technical Note No. 61/2017 - SFF, which concluded the audit of the appraisal report and recognized the amount of R$667,637 as the net value of the assets at December 31, 2012. Aneel’s board approved the inspection results on May 9, 2017.

Copel GeT is considering the approved amount and the changes derived from the remeasurement of the asset as a balancing item to operating revenue, recognizing in the income statement for the first quarter of 2017 the amounts of R$224,604 and R$148,233 in the net income.

The appraisal report was submitted to Aneel on March 31, 2015 and had a base amount of R$882,300, R$214,663 greater than that approved by the Agency, and the disallowance is related to the assets of Substation SF6 of Salto Caxias.

Moreover, an injunction related to a lawsuit filed by three business associations was granted on April 11, 2017, which determines the deduction of the “compensation”, provided for in article 15, paragraph 2 of Law 12,783/2013 and subsequent tariff recalculation by Aneel. Based on the opinion of its legal counsel, Copel GeT understands that this is a provisional decision and is not against Copel GeT’s right to receive the amounts related to RSBE assets, which are guaranteed by Law.

10.5      Concession agreement – gas distribution

Noncurrent
Balance as of January 1, 2017	83,378
Capitalization of intangible assets in progress	2,004
Fair value recognition	1,468
Balance as of March 31, 2017	86,850

10.6      Commitments regarding transmission

Commitments with suppliers of equipment and services are related to the following projects:

Transmission Lines and Substations		Balance
Contract 010/2010	TL 500kV Araraquara 2 - Taubaté and SEs 500kV Araraquara and Taubaté	81,129
Contract 021/2014	TL 230kV Foz do Chopim Realeza Sul and SE 230kV Realeza Sul	378
Contract 022/2014	TL 500kV Londrina - Assis and SEs 500kV Londrina and Assis	10,225
Contract 006/2016	TL 500kV Blumenau - Curitiba Leste and SEs 500kV Blumenau and Curitiba Leste	28,863
	TL 230kV SE B. Iguaçu - Realeza Sul and SE 230kV Medianeira Norte	51,699
	TL 230kV Curitiba Centro - Uberaba and SE 230kV Curitiba Centro	166,209
	Sectional LT 230kV Assis - Salto Grande and SE 230kV Andirá Leste	39,144
Contract 060/2001 (Resolution4.890/2014)	TL 230kV Figueira-Ponta Grossa Norte and SEs Figueira and Ponta Grossa Norte	10,913
		388,560

11      Accounts Receivable Related to Concession Compensation

11.1      Changes in accounts receivable related to concession compensation

Consolidated	Noncurrent
Balance as of January 1, 2017	67,401
Gain on remeasurement of the cash flow	55
Reversal of impairment	177
Balance as of March 31, 2017	67,633

12      Other Receivables

.		Parent Company		Consolidated
	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Services in progress (a)	7,893	7,893	141,859	136,085
Advance payments to suppliers (b)	-	-	57,886	44,806
CDE Transfer	-	-	54,683	45,929
Decommissioning in progress	-	-	41,145	43,602
Advance payments to employees	887	652	39,736	25,916
Advance for severance estate	-	-	9,398	11,050
Other receivables	182	191	64,581	73,096
	8,962	8,736	409,288	380,484
Current	8,962	8,736	319,648	306,933
Noncurrent	-	-	89,640	73,551

(a) This item refers to services currently in progress w ithin the Company, most of w hich are related to the Research and Development and Energy Efficiency programs, w hich upon conclusion are offset against the respective liability recorded for this purpose.

(b) Refers to advances to suppliers provided on contractual clauses.

13      Taxes

13.1      Income tax and social contribution

.	Parent Company		Consolidated
	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Current assets
IR and CSLL paid in advance	60,146	116,441	660,640	765,150
IR and CSLL to be offset against liability	(525)	(74,542)	(482,895)	(576,198)
	59,621	41,899	177,745	188,952
Noncurrent assets
IR and CSLL paid in advance	138,744	153,216	155,775	169,967
	138,744	153,216	155,775	169,967
Current liabilities
IR and CSLL due	-	4,882	582,412	547,992
IR and CSLL to be offset against asset	-	(4,882)	(479,609)	(506,538)
	-	-	102,803	41,454

13.2      Deferred income tax and social contribution

13.2.1     Changes in deferred income tax and social contribution

Parent Company			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1º, 2017	in income	income	March 31, 2017
Noncurrent assets
Provisions for legal claims	52,000	1,081	-	53,081
Amortization - concession	19,299	95	-	19,394
Tax losses and negative tax basis	4,755	13,880	-	18,635
Provision for financing	3,457	-	-	3,457
Private pension and health plans	2,114	29	-	2,143
Others	17,939	203	-	18,142
	99,564	15,288	-	114,852
(-) Noncurrent liabilities
Escrow deposits monetary variation	24,699	967	-	25,666
Result from the change in the investment valuation method	17,717	-	-	17,717
CPC 38/IAS 39 effects - financial instruments	7,079	-	3,129	10,208
CPC 08 effects - transaction costs	1,715	124	-	1,839
CPC 33/IAS 19 effects - employee benefits	892	-	-	892
	52,102	1,091	3,129	56,322
Net	47,462	14,197	(3,129)	58,530

Consolidated			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
January 1º, 2017		in income	income	March 31, 2017
Noncurrent assets
Provisions for legal claims	427,660	(18,234)	-	409,426
Private pension and health plans	285,222	5,262	-	290,484
CPC 01/IAS 36 effects - impairment of assets	289,617	(60)	-	289,557
Research and development and energy efficiency programs	142,279	6,949	-	149,228
Allow ance for doubtful accounts	129,638	(348)	-	129,290
Provision for energy purchases	115,257	(15,411)	-	99,846
Social security contributions - injunction on judicial deposit	44,131	1,148	-	45,279
Tax losses and negative tax basis	51,113	13,880	-	64,993
Amortization - concession	54,750	1,973	-	56,723
Provision for profit sharing	21,331	6,411	-	27,742
ICPC 01/IFRIC12 effects - concession contracts	26,206	(325)	-	25,881
Provision for tax losses	23,176	550	-	23,726
CPC 38/IAS 39 effects - financial instruments	12,923	(884)	-	12,039
Others	91,646	673	-	92,319
	1,714,949	1,584	-	1,716,533
(-) Noncurrent liabilities
ICPC 01/IFRIC12 effects - concession contracts	439,946	69,692	-	509,638
CPC 27/IAS 16 effects - deemed cost	486,795	(9,535)	-	477,260
Escrow deposits monetary variation	62,538	(3,033)	-	59,505
CPC 33/IAS 19 effects - employee benefits	25,463	1,159	-	26,622
Result from the change in the investment valuation method	17,717	-	-	17,717
Deferment of capital gains	11,320	-	-	11,320
CPC 38/IAS 39 effects - financial instruments	7,078	-	3,129	10,207
Capitalization of financial charges	5,357	-	-	5,357
Others	33,688	(99)	-	33,589
	1,089,902	58,184	3,129	1,151,215
Net	625,047	(56,600)	(3,129)	565,318
Assets presented in the Statement of Financial Position	803,477			798,643
(-) Liabilities presented in the Statement of Financial Position	(178,430)			(233,325)
Net	625,047			565,318

13.3      Other taxes recoverable and other tax obligations

.	Parent Company		Consolidated
	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Current assets
Recoverable ICMS (VAT)	7	-	65,019	62,934
Recoverable PIS/Pasep and Cofins taxes	233	197	50,016	52,240
PIS/Pasep and Cofins to be offset against liabilities	-	-	(42,479)	(47,810)
Other recoverable taxes	-	-	571	567
	240	197	73,127	67,931
Noncurrent assets
Recoverable ICMS (VAT)	-	-	27,501	35,659
PIS/Pasep and Cofins taxes	-	-	56,201	62,113
Other recoverable taxes	15	15	33,336	33,336
	15	15	117,038	131,108
Current liabilities
ICMS (VAT) payable	-	5	139,469	113,793
PIS/Pasep and Cofins payable	525	39,819	98,361	136,437
PIS/Pasep and Cofins to be offset against assets	(525)	(39,819)	(45,765)	(87,629)
IRRF on JSCP	-	29,841	-	90,147
IRRF on JSCP to be offset against IR and CSLL assets	-	(29,841)	-	(29,841)
Ordinary financing of taxes w ith the federal tax authorities	-	-	59,558	59,558
Other taxes	239	407	9,666	12,529
	239	412	261,289	294,994
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	2,172	2,075	167,214	161,336
Ordinary financing of taxes w ith the federal tax authorities	-	-	128,329	138,969
Other taxes	-	-	3,008	2,841
	2,172	2,075	298,551	303,146

13.4      Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

.	Parent Company		Consolidated
	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Income before IRPJ and CSLL	396,145	118,646	666,982	191,448
IRPJ and CSLL (34%)	(134,689)	(40,340)	(226,774)	(65,092)
Tax effects on:
Equity in income	149,777	55,205	11,463	16,284
Dividends	-	(5)	-	-
Non deductible expenses	(6)	-	(3,199)	(4,656)
Tax incentives	-	-	4,271	4,056
Unrecognized income and social contribution tax loss carry-forw ards	-	-	-	(1,887)
Difference betw een the calculation bases of deemed profit and taxable profit	-	-	(5,561)	(4,064)
Others	(885)	-	(29,912)	-
Current IRPJ and CSLL	-	-	(193,112)	(353,151)
Deferred IRPJ and CSLL	14,197	14,860	(56,600)	297,792
Effective rate - %	-3.6%	-12.5%	37.4%	28.9%

14      Prepaid Expenses

Consolidated		03.31.2017	12.31.2016
Risk premium - GSF renegotiation (14.1)		39,626	40,909
Others		22,117	23,770
		61,743	64,679
	Current	37,444	39,096
	Noncurrent	24,299	25,583

14.1      Risk premium – GSF (Generation Scaling Factor) renegotiation

A breakdown of these items as at 03.31.2017 is presented below:

Consolidated	Balance as of			Balance as of
	January 1º, 2017	Amortization	Transfers	March 31, 2017
Risk premium - current asset	15,459	(1,283)	1,283	15,459
Risk premium - noncurrent asset	25,450	-	(1,283)	24,167
Intangible	53,186	(2,161)	-	51,025
	94,095	(3,444)	-	90,651
Risk premium to be amortized	40,909			39,626
Grant extension period	53,186			51,025

15      Receivable from related parties

.		Parent Company		Consolidated
		03.31.2017	12.31.2016	03.31.2017	12.31.2016
Controlling shareholders
State of Paraná (15.1)		130,156	130,156	155,141	155,141
Subsidiaries
Copel DIS (15.2)		85,329	90,505	-	-
Copel TEL (15.3)		91,897	85,421	-	-
Copel REN - structure sharing		955	955	-	-
Copel Energia - structure sharing		541	541	-	-
Copel DIS - reimbursement		-	135	-	-
Joint Ventures
Voltalia São Miguel do Gostoso (15.4)		30,064	28,968	30,064	28,968
		338,942	336,681	185,205	184,109
	Current	123,457	116,020	30,064	28,968
	Noncurrent	215,485	220,661	155,141	155,141

15.1      State of Paraná

15.1.1     Credit related to Luz Fraterna Program, R$115,890 (R$115,890 as of 12.31.2016)

The transfer of the receivables from the Luz Fraterna account (Note 37.a) of Copel DIS to Copel was suspended from the second half of 2015, considering Decree No. 2,789/2015, which created the possibility of using presumed ICMS (VAT tax) credits for the settlement of invoices referring to this program. In addition, State Law No. 18,875, dated 09.27.2016 authorized the State of Paraná to pay in installments the debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law.

The settlement of the remaining balances is in the final stage of negotiation, through the use of presumed ICMS credits, according to Decree No. 2,789/2015.

15.1.2     Credit referring to 2014 World Cup construction work, R$14,266 (R$14,266 as of 12.31.2016)

Copel’s executive board, through 2,119th Meeting, of July 28, 2014, approved the transfer of credit rights on costs related to mobility projects for FIFA 2014 World Soccer Cup made by Copel DIS and under the responsibility of the Paraná State government.

ANEEL agreed to the transaction through order No. 3,483/2015 and a Credit Assignment Agreement that transfers Copel DIS rights to Copel was executed.

In addition, State Law No. 18,875, dated 09.27.2016 authorized the State of Paraná to pay debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law. Considering this legal forecast, the Administration is in the negotiation phase to define the terms of the settlement of this balance.

15.1.3     Credit referring to Programa Morar Bem, R$24,984 (R$24,984 as of 12.31.2015)

Programa Morar Bem Paraná, established by Decree No. 2,845/2011, is an agreement between Paraná State, Companhia de Habitação do Paraná (Cohapar) and Copel DIS, and is managed by Cohapar. Copel main attributions in this agreement are comprised of the construction of electric power distribution networks and housing projects consumer units service connections.

State Law 8,875, dated 09.27.2016, authorized the State of Paraná to pay in installments the debts overdue and not paid to Copel DIS relating to services rendered up to the date of publication of said Law. Considering this legal provision, Management is under negotiation with the State of Paraná to define the terms of the settlement of this balance.

15.2      Copel DIS - Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they remain recognized in the Parent Company.

The balance with Copel DIS refers to STN financing transferred with the same levy of charges borne by the Company and shown as obligations for loans and financing at Copel DIS (Note 23).

15.3      Copel TEL - Loan

A loan agreement was signed on June 12, 2015 between Copel (lender) and Copel TEL (borrower), within the limit of R$20,000, changed to R$60,000 and R$120,000 pursuant to the first and second amendments to the agreements signed on October 14, 2016 and December 12, 2016, effective until December 29, 2017 and remuneration at 111.5% of the CDI rate, for the purpose of raising funds to comply with the borrower’s investment program. Of the limit approved, the borrower invested R$87,235. In the first quarter of 2017, the Company recorded a financial income of R$3,125.

15.4      Voltalia São Miguel do Gostoso Participações S.A.  - Loan

On May 14, 2015, a loan agreement was signed between Copel (lender) and Voltalia São Miguel do Gostoso Participações S.A. (borrower), with retroactive effects as from February 6, 2015, in the amount of R$29,400, plus IOF (tax on financial transactions) and with a two year term and a remuneration at 111.5% of the Interbank Deposit Certificate (CDI), aiming at providing working capital for financing the borrower’s activities and business. Of the limit approved, the borrower invested R$23,784. In the first quarter of 2017, the Company recorded a financial income R$983 (R$918 in the first quarter of 2016).

16      Other Temporary Investments

				Stock exchange		Stock exchange
		Shares		quotation		quotation
Investiment	Investor	(quantity)	Type	per share (R$)	03.31.2017	per share (R$)	12.31.2016
Companhia de Saneamento do Paraná - Sanepar	Copel	36,343,267	Preferred	11.00	399,776	10.75	390,690
Other investments	Copel				17,724		17,607
Sanepar (Note 18.4)	Copel Energia	7,956,306	Common		73,361		-
					490,861		408,297

17      Judicial Deposits

	Parent Company		Consolidated
	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Taxes claims	156,663	153,719	361,853	433,880
Labor claims	585	213	156,025	149,968
Civil
Suppliers	-	-	7,869	7,680
Civil	-	-	60,009	51,482
Easements	-	-	19,248	6,679
Customers	-	-	3,304	3,197
	-	-	90,430	69,038
Others	-	-	4,814	4,717
	157,248	153,932	613,122	657,603

18      Investments

18.1      Changes in investments

Parent Company			Investiment/
			Advance		Proposed
	Balance as of		for future		dividends	Capital	Balance as of
	January 1, 2017	Equity	capital increase	Amortization	and JCP	decrease	March 31, 2017
Subsidiaries
Copel GeT	8,060,462	342,956	50,200	-	-	-	8,453,618
Copel DIS	4,827,098	71,288	40,000	-	-	-	4,938,386
Copel TEL	446,155	11,519	-	-	-	-	457,674
Copel REN	28,778	(5,613)	-	-	-	-	23,165
Copel Energia	269,870	52	-	-	-	(90,000)	179,922
UEG Araucária (18.2)	120,552	(4,806)	-	-	-	-	115,746
Compagás (18.2)	152,811	6,017	-	-	-	-	158,828
Elejor (18.2)	55,790	13,892	-	-	(25,789)	-	43,893
Elejor - concession rights	14,516	-	-	(188)	-	-	14,328
	13,976,032	435,305	90,200	(188)	(25,789)	(90,000)	14,385,560
Joint Ventures				-
Voltalia São Miguel do Gostoso I (18.3)	75,563	360	-	-	-	-	75,923
Voltalia São Miguel do Gostoso - authorization rights	11,140	-	-	(92)	-	-	11,048
Paraná Gás	37	(19)	-	-	-	-	18
	86,740	341	-	(92)	-	-	86,989
Associates
Dona Francisca Energética (18.5)	32,766	2,168	-	-	(2,764)	-	32,170
Foz do Chopim Energética (18.5)	13,967	2,683	-	-	(2,504)	-	14,146
Other	2,454	23	-	-	-	-	2,477
	49,187	4,874	-	-	(5,268)	-	48,793
	14,111,959	440,520	90,200	(280)	(31,057)	(90,000)	14,521,342

Consolidated	Balance as of January 1, 2017	Equity	Investiment/ Advance for future capital increase	Amortization	Proposed dividends and JCP	Capital decrease	Balance as of March 31, 2017
Joint Ventures (18.3)
Dominó Holdings (a)	81,526	(629)	-	-	-	(73,361)	7,536
Voltalia São Miguel do Gostoso I	75,563	360	-	-	-	-	75,923
Voltalia São Miguel do Gostoso - authorization rights	11,140	-	-	(92)	-	-	11,048
Paraná Gás	37	(19)	-	-	-	-	18
Costa Oeste	37,232	1,081	-	-	-	-	38,313
Marumbi	94,878	2,686	-	-	-	-	97,564
Transmissora Sul Brasileira	69,369	688	-	-	-	-	70,057
Caiuá	60,057	1,507	-	-	-	-	61,564
Integração Maranhense	122,253	3,200	-	-	-	-	125,453
Matrinchã	792,069	5,922	-	-	-	-	797,991
Guaraciaba	398,969	8,320	-	-	-	-	407,289
Paranaíba	147,213	3,977	2,082	-	-	-	153,272
Mata de Santa Genebra	232,240	3,065	103,707	-	-	-	339,012
Cantareira	161,855	(1,319)	-	-	-	-	160,536
	2,284,401	28,839	105,789	(92)	-	(73,361)	2,345,576
Associates
Dona Francisca Energética (18.5)	32,766	2,168	-	-	(2,764)	-	32,170
Foz do Chopim Energética (18.5)	13,967	2,683	-	-	(2,504)	-	14,146
Other	2,454	23	-	-	-	-	2,477
	49,187	4,874	-	-	(5,268)	-	48,793
Other investments	1,362	-	-	-	-	-	1,362
	2,334,950	33,713	105,789	(92)	(5,268)	(73,361)	2,395,731

18.2      Subsidiaries with non-controlling interest

18.2.1     Summarized financial information

03.31.2017	Compagás	Elejor	UEG Araucária
ASSETS	528,178	702,970	644,060
Current assets	120,984	77,644	284,961
Noncurrent assets	407,194	625,326	359,099
LIABILITIES	528,178	702,970	644,060
Current liabilities	153,666	158,846	44,535
Noncurrent liabilities	63,087	481,420	20,797
Equity	311,425	62,704	578,728
STATEMENT OF INCOME
Operating revenues	123,704	68,757	-
Operating costs and expenses	(109,409)	(20,087)	(25,476)
Financial results	3,515	(18,638)	1,441
Income tax and social contribution	(6,013)	(10,187)	-
Net income	11,797	19,845	(24,035)
Other comprehensive income	-	-	-
Total comprehensive income	11,797	19,845	(24,035)
STATEMENTS OF CASH FLOWS
Cash flow s from operational activities	20,715	22,752	(44,987)
Cash flow s from investiment activities	(4,732)	(113)	45,582
Cash flow s from financing activities	(4,744)	(21,267)	-
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	11,239	1,372	595
Cash and cash equivalents at the beginning of the period	35,309	38,483	19,644
Cash and cash equivalents at the end of the period	46,548	39,855	20,239
CHANGE IN CASH AND CASH EQUIVALENTS	11,239	1,372	595

18.2.2     Changes in equity attributable to non-controlling shareholders

Participation in capital stock of non-controlling interest	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2017	146,818	23,910	120,553	291,281
Income (loss) for the year	5,781	5,954	(4,807)	6,928
Deliberation of additional dividends proposed	-	(11,053)	-	(11,053)
Balance as of March 31, 2017	152,599	18,811	115,746	287,156

18.3      Total balances of the groups of assets, liabilities, net income and share in commitments and contingent liabilities of the main joint ventures

03.31.2017	Dominó	Voltalia	Costa Oeste	Marumbi	Transmis- sora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Canta- reira
ASSETS	26,665	157,158	114,070	188,232	694,870	255,727	514,798	2,651,897	1,338,330	1,455,277	1,256,176	697,946
Current assets	26,451	2,157	11,128	14,197	51,749	24,085	43,955	277,295	110,420	135,099	25,901	1,026
Cash and cash equivalents	4,966	21	5,440	4,700	22,392	1,561	248	122,003	17,813	86,698	14,094	619
Other current assets	21,485	2,136	5,688	9,497	29,357	22,524	43,707	155,292	92,607	48,401	11,807	407
Noncurrent assets	214	155,001	102,942	174,035	643,121	231,642	470,843	2,374,602	1,227,910	1,320,178	1,230,275	696,920
.
LIABILITIES	26,665	157,158	114,070	188,232	694,870	255,727	514,798	2,651,897	1,338,330	1,455,277	1,256,176	697,946
Current liabilities	11,286	2,214	7,963	17,812	46,154	25,656	74,761	115,517	59,854	81,171	534,580	13,381
Financial liabilities	-	-	3,112	5,193	37,888	7,402	13,213	48,382	28,382	56,705	508,941	-
Other current liabilities	11,286	2,214	4,851	12,619	8,266	18,254	61,548	67,135	31,472	24,466	25,639	13,381
Noncurrent liabilities	-	-	30,983	48,465	298,431	104,428	184,011	907,826	447,273	748,506	44,926	356,943
Financial liabilities	-	-	26,783	42,076	290,958	69,055	112,817	745,964	359,504	655,771	-	289,710
Other noncurrent liabilities	-	-	4,200	6,389	7,473	35,373	71,194	161,862	87,769	92,735	44,926	67,233
Equity	15,379	154,944	75,124	121,955	350,285	125,643	256,026	1,628,554	831,203	625,600	676,670	327,622
.
STATEMENT OF INCOME
Net operating income	-	-	3,186	5,508	14,444	5,122	7,423	94,745	63,285	51,743	230,780	149,240
Operating costs and expenses	(375)	(22)	(505)	(1,166)	(2,117)	(1,326)	(1,092)	(48,852)	(32,064)	(13,604)	(198,901)	(140,298)
Financial results	(909)	-	(425)	(779)	(7,118)	(1,824)	(2,571)	(16,885)	(8,845)	(15,018)	(22,632)	(13,279)
Equity in income of subsidiaries	-	756	-	-	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	(137)	(206)	(1,768)	1,104	2,770	(16,923)	(5,397)	(6,893)	(3,129)	1,645
Net income	(1,284)	734	2,119	3,357	3,441	3,076	6,530	12,085	16,979	16,228	6,118	(2,692)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income	(1,284)	734	2,119	3,357	3,441	3,076	6,530	12,085	16,979	16,228	6,118	(2,692)
Investment interest - %	49.0	49.0	51.0	80.0	20.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	7,536	75,923	38,313	97,564	70,057	61,564	125,453	797,991	407,289	153,272	339,012	160,536

Copel's interest in the commitments assumed from its joint ventures is equivalent to R$344,937 and in contingent liabilities is equivalent to R$834.

18.4      Dominó Holdings S.A.

At the Extraordinary General Meeting held on March 13, 2017, the shareholders approved the capital reducion of Dominó Holding, without cancelation of shares, through the delivery of all common shares issued by Sanepar, owned by Dominó Holdings, in the proportion of its interests. As a consequence, Copel Comercialização became the direct holder of 7,956,306 common shares of Sanepar, measured at their equity value at R$73,362, which equals their fair value at March 31, 2017.

The investment is recorded in Other Temporary Investments, classified as am available-for-sale financial asset the fair value of which was determined using the discounted cash flow method.

18.5      Total balances of the groups of assets, liabilities, net income and share in contingent liabilities of the main associates

03.31.2017	Dona Francisca	Foz do Chopim
ASSETS	148,186	49,290
Current assets	17,039	11,666
Noncurrent assets	131,147	37,624
LIABILITIES	148,186	49,290
Current liabilities	4,385	2,058
Noncurrent liabilities	4,111	7,683
Equity	139,690	39,549
STATEMENT OF INCOME
Net operating income	17,445	9,714
Operating costs and expenses	(7,688)	(2,079)
Financial income (expense)	365	225
Income tax and social contribution	(708)	(357)
Net income (loss)	9,414	7,503
Other comprehensive income	-	-
Total comprehensive income	9,414	7,503
Investment interest - %	23.0303	35.7700
Investment book value	32,170	14,146

Copel's interest in the contingent liabilities of its associates is equivalent to R$55,565.

19      Property, Plant and Equipment

19.1      Property, plant and equipment by asset class

Consolidated		Accumulated			Accumulated
	Cost	depreciation	03.31.2017	Cost	depreciation	12.31.2016
In service
Reservoirs, dams and aqueducts	6,595,895	(3,948,414)	2,647,481	6,595,895	(3,912,383)	2,683,512
Machinery and equipment	5,325,721	(2,690,596)	2,635,125	5,309,674	(2,645,702)	2,663,972
Buildings	1,497,164	(962,253)	534,911	1,498,841	(954,470)	544,371
Land	277,189	(13,085)	264,104	277,112	(12,351)	264,761
Vehicles and aircraft	59,115	(44,851)	14,264	60,914	(45,243)	15,671
Furniture and tools	16,831	(11,180)	5,651	16,771	(10,989)	5,782
(-) Provision for impairment	(77,318)	-	(77,318)	(77,318)	-	(77,318)
(-) Special Obligations	(56)	12	(44)	(56)	10	(46)
	13,694,541	(7,670,367)	6,024,174	13,681,833	(7,581,128)	6,100,705
In progress
Cost	4,145,666	-	4,145,666	3,969,703	-	3,969,703
(-) Provision for impairment		-	(1,166,139)	(1,136,105)	-	(1,136,105)
	4,145,666	-	2,979,527	2,833,598	-	2,833,598
	17,840,207	(7,670,367)	9,003,701	16,515,431	(7,581,128)	8,934,303

19.2      Changes in property, plant and equipment

Consolidated
	Balance as of			Loss on		Balance as of
	January 1, 2017	Additions	Depreciation	disposal	Transfers	March 31, 2017
In service
Reservoirs, dams and aqueducts	2,683,512	-	(36,031)	-	-	2,647,481
Machinery and equipment	2,663,971	-	(47,263)	(28)	18,445	2,635,125
Buildings	544,372	-	(9,071)	(390)	-	534,911
Land	264,761	-	(733)	(2)	78	264,104
Vehicles and aircraft	15,671	-	(1,419)	(5)	17	14,264
Furniture and tools	5,782	-	(203)	-	72	5,651
(-) Provision for impairment	(77,318)	-	-	-	-	(77,318)
(-) Special Obligations	(46)	-	2	-	-	(44)
	6,100,705	-	(94,718)	(425)	18,612	6,024,174
In progress
Cost	3,969,703	196,103	-	(1,439)	(18,701)	4,145,666
(-) Provision for impairment (19.6)	(1,136,105)	(30,034)	-	-	-	(1,166,139)
	2,833,598	166,069	-	(1,439)	(18,701)	2,979,527
	8,934,303	166,069	(94,718)	(1,864)	(89)	9,003,701

19.3      Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the first quarter of 2017 amounted to R$556, at an average rate of 0.02% p.y. (R$1,401, at an average rate of 0.09% p.y., in the first quarter of 2016).

19.4      HPP Colíder

On July 30, 2010, at the ANEEL Auction of Power from New Projects 003/10, Copel GeT won the rights to the concession of the Colíder Hydroelectric Power Plant, valid for 35 years from the date of signature of Concession Agreement No. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse of 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement, amounted to R$1,041,155 (Note 23). Until 3/31/2017 the financing amount of R$907,608 was released.

Due to unforeseeable events or force majeure and acts of public authorities, such as difficulties related to environmental licensing, supplier delays in meeting the equipment delivery schedule, electromechanical assembly services and the construction of the transmission line associated to the plant, the project suffered impacts on its schedule, and the commercial operation forecast was revised, with the first generating unit scheduled for February 2018, while the third and final generating unit is scheduled to come on line in July 2018. Due to a delay in the construction work's schedule, an impairment is still recorded for the assets in the amount of R$595,489 as described in Note 19.9 to the financial statements at December 31, 2016.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$103.40/MWh, as of July 1, 2010, adjusted according to the variation of IPCA inflation index to R$160.16 as of 3/31/2017. 125 averages MW were sold, for supply starting on January 2015, for 30 years. Copel GeT submitted an application to ANEEL to exclude its responsibility, so that the obligation to supply energy could be postponed. In a first judgement, the request was not accepted, Copel GeT filed an application for reconsideration of the decision, which was also denied on March 14, 2017. The Company will refer the matter to the court with the conviction that the Agency's decision will be reversed.

The Company has complied with its commitments of energy supply as follows:

•         From January 2015 to June 2016: with energy surpluses not contracted in its other plants;

•         From July 2016 to December 2017: with reduction of all supply contracts due to the offer made to the New Energy and Decrease Clearing Facility (“Mecanismo de Compensação de Sobras e Déficits - MCSD de Energia Nova”).

In the first quarter of 2017, the Company made a new statement of reduction of offer made to the MCSD retroactive to the period from July to September 2016.

On December 21, 2016, the assured power of the project was revised by MME Ordinance No. 258, going from 179.6 average MW to 177.9 average MW, after full set-up.

At March 31, 2017, the expenditures incurred on UHE Colíder presented a balance of R$2,059,871 and the commitments assumed with equipment and service suppliers amounted to R$52,596.

19.5      Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the participations of Copel GeT in consortiums are shown below:

	Share	Annual average
Joint operations	Copel GeT (%)	depreciation rate (%)	03.31.2017	12.31.2016
In service
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	51.00		859,917	859,917
(-) Accumulated depreciation		3.43	(124,991)	(117,625)
			734,926	742,292
In progress
HPP Baixo Iguaçu (19.5.1)	30.00		438,138	390,420
			438,138	390,420
			1,173,064	1,132,712

19.5.1     Consórcio Empreendedor Baixo Iguaçu - Cebi

The purpose of the consortium is to build and operate the project known as Baixo Iguaçu Hydroelectric Plant, with minimum installed capacity of 350.20 MW, located on the Iguaçu River between the municipalities of Capanema and Capitão Leônidas Marques, and between the Governador José Richa Hydroelectric Plant and the Iguaçu National Park, in the State of Paraná.

The start of commercial operation of Unit 1 is scheduled for 11.27.2018 and Units 2 and 3 for December 2018 and January 2019, respectively. The previous schedule has been changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), held on June 16, 2014, that stopped the construction work as of July of that year. In March 2015, a decision authorizing the Company to resume construction work was published. However, ICMBio imposed additional conditions for granting an environmental license to the Company, which prevented it from resuming construction work. Cebi sent IAP – Environmental Institute of Paraná the information necessary for those conditions to be met and in August 2015 the license was issue. Having obtained the IAP license, and after technical and contractual adjustments required due to the long downtime, the works were resumed as of 02.01.2016.

On August 23, 2016, the Company signed the 2nd Amendment to the Concession Agreement with the purpose of formalizing the redefinition of the work schedule, acknowledging in favor of Cebi the exclusion of responsibility for the delay in implementing the project for a period of 756 days, which was considered as an extension of the concession period, which originally was until 08.19.2047 and became 09.14.2049.

On 01.18.2017 the assured power of the project was revised by MME Ordinance No. 11, going from 172.8 average MW to 171.3 average MW, once the machinery has been fully installed.

In March 2017, the total commitments assumed by the consortium for the complete implementation of the plant was R$641,833, and Copel’s portion is R$192,550.

19.6      Cutia wind farm project

The largest Copel wind farm called Cutia is under construction, and is divided into two large complexes:

•         Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste) with 180.6 MW of total installed capacity, 71.4 average MW of assured power, all located in Rio Grande do Norte. The power that will be generated by the farms was sold on the 6th Reserve Auction that was held on October 31, 2014, at an average historical price of R$144.00/MWh, and the initial forecast for commercial generation of these farms is September 2017; and

•         Bento Miguel Complex: Composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with a total installed capacity of 132.3 MW, 54.8 average MW assured power, all also located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 20th New Energy Auction that was held on 11.28.2014, at an average historical price of R$136.97/MWh, and the initial forecast for commercial generation of these farms is January 2019.

The following are the relevant milestones for the execution of the works from January 2016 to March 2017. In January 2016, the environmental licenses were obtained, beginning the access road runs, bases and assembly platform of the generator set. In April 2016, construction of the Cutia Substation was started, with installed capacity of three 120 MVA transformers and twenty six 34.0 kV circuits, two circuits for each wind farm. In October 2016, with the advanced stage of construction services in some farms, the first generator sets began to be delivered, and Torres Productive Center began operating, a structure in which precast elements that will constitute the towers of support of the wind turbines will be produced. In January 2017, the process of assembling the towers of the wind turbines began and the planned deadlines are within the forecast.

In the first quarter of 2017, a complement was made to the estimated impairment of wind power generation assets of Bento Miguel Complex, with impact on net income of R$30,034. The calculation of the amount considered the assumptions described in Note 19.9 to the financial statements for the year ended December 31, 2016.

At March 31, /2017, the total commitments assumed with equipment and service suppliers of the wind farms under construction amounted to R$2,211,450. The amount refers mainly to the supply of wind turbines, civil works, owner’s engineering, construction of substations and medium and high tension transmission lines.

20      Intangible Assets

20.1      Changes in intangible assets

	Concession contract (a)				Concession and authorization rights	Other (b)		Consolidated
	in service	in progress	Special liabilities			in service	in progress
			in service	progress
Balance as of January 1, 2017	7,988,437	896,252	(2,845,024)	(28,468)	403,133	26,997	18,485	6,459,812
Acquisitions	-	165,482	-	-	-	-	1,554	167,036
Customers contributions	277	-	(157)	(26,382)	-	-	-	(26,262)
ANEEL grant - use of public property	-	184	-	-	-	-	-	184
Provision for claims added to the cost of the w orks	-	(433)	-	-	-	-	-	(433)
Transfers from property, plant and equipment	-	-	-	-	-	26	-	26
Transfers from / for accounts receivable related to concession	-	(10,398)	-	-	-	(61)	-	(10,459)
Capitalizations for intangible in service	205,675	(205,675)	(25,486)	25,486	-	2,603	(2,603)	-
Amortization of quotas - concession and authorization	(113,736)	-	31,026	-	(3,284)	(2,724)	-	(88,718)
Amortization of quotas - Pasep/Cofins credits	(2,823)	-	-	-	-	(18)	-	(2,841)
Loss on disposal	(9,187)	(3,332)	2,681	-	-	-	-	(9,838)
Balance as of March 31, 2017	8,068,643	842,080	(2,836,960)	(29,364)	399,849	26,823	17,436	6,488,507
(a) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.
(b) Annual amortization rate: 20%.

20.2      Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the first quarter of 2017 amounted to R$890, at an average rate of 0.05% p.y. (R$3,300, at an average rate of 0.17% p.y., in the first quarter of 2016).

20.3      Commitments assumed

At March 31, 2017, the commitments assumed with equipment and service suppliers for the acquisition of intangible assets totaled R$87,940.

21      Payroll, social charges and accruals

	Parent Company		Consolidated
	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Social security liabilities
Taxes and social contribution	941	1,485	36,896	50,016
Social security charges on paid vacation and 13th salary	828	826	35,795	35,570
	1,769	2,311	72,691	85,586
Labor liabilities
Payroll, net	34	35	861	835
Vacation	2,578	2,577	111,008	111,021
Profit sharing	804	650	83,894	64,814
Voluntary termination	-	-	29,702	25,532
Profit sharing	-	-	9	9
	3,416	3,262	225,474	202,211
	5,185	5,573	298,165	287,797

22      Suppliers

Consolidated
		03.31.2017	12.31.2016
Energy supplies (22.1)		577,499	673,442
Materials and supplies		434,997	399,576
Natural gas for resale		109,588	132,985
Charges for use of grid system		73,646	86,347
		1,195,730	1,292,350
	Current	1,143,603	1,255,639
	Noncurrent	52,127	36,711

22.1      Main power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and adjusted annually according to the IPCA index:

.		Energy		Average purchase
	Supply	purchased (annual	Auction	price (R$/MWh)
Auctions	period	average MW)	date	historical	updated
Auction of power from existing facilities
13th Auction - Product 2014 - DIS	05.01.2014 to 12.31.2019	109,05	04.30.2014	262,00	321,90
13th Auction - Product 2014 - QTD	05.01.2014 to 12.31.2019	73,06	04.30.2014	271,00	332,95
14th Auction - Product 2015 - 03 DIS	01.01.2015 to 12.31.2017	13,28	12.05.2014	191,99	228,02
14th Auction - Product 2015 - 03 QTD	01.01.2015 to 12.31.2017	4,54	12.05.2014	201,00	238,72
		199,93
Auction of power from new facilities
1st Auction - Product 2008 Hydro	2008 to 2037	3,61	12.16.2005	106,95	203,39
1st Auction - Product 2008 Thermo	2008 to 2022	24,63	12.16.2005	132,26	251,53
1st Auction - Product 2009 Hydro	2009 to 2038	3,54	12.16.2005	114,28	217,33
1st Auction - Product 2009 Thermo	2009 to 2023	40,29	12.16.2005	129,26	245,82
1st Auction - Product 2010 Hydro	2010 to 2039	69,87	12.16.2005	115,04	218,78
1st Auction - Product 2010 Thermo	2010 to 2024	65,01	12.16.2005	121,81	231,65
3rd Auction - Product 2011 Hydro	2011 to 2040	57,66	10.10.2006	120,86	224,61
3rd Auction - Product 2011 Thermo	2011 to 2025	54,22	10.10.2006	137,44	255,42
4th Auction - Product 2010 Thermo	2010 to 2024	15,44	07.26.2007	134,67	242,67
5th Auction - Product 2012 Hydro	2012 to 2041	53,24	10.16.2007	129,14	230,51
5th Auction - Product 2012 Thermo	2012 to 2026	115,38	10.16.2007	128,37	229,14
6th Auction - Product 2011 Thermo	2011 to 2025	9,89	09.17.2008	128,42	216,39
7th Auction - Product 2013 Thermo	2013 to 2027	110,96	09.30.2008	145,23	244,71
8th Auction - Product 2012 Hydro	2012 to 2041	0,01	08.27.2009	144,00	233,10
8th Auction - Product 2012 Thermo	2012 to 2026	0,15	08.27.2009	144,60	234,07
15th Auction - Product 2017 Hydro	2017 to 2046	19,97	12.14.2012	93,46	125,09
15th Auction - Product 2017 Wind farm	2017 to 2036	0,33	12.14.2012	87,94	117,70
17th Auction - Product 2016 Wind farm	2016 to 2035	26,86	11.18.2013	124,43	158,69
19th Auction - Product 2017 Hydro	2017 to 2046	13,58	06.06.2014	121,00	147,39
19th Auction - Product 2017 Wind farm	2017 to 2036	15,34	06.06.2014	129,97	158,32
		699,98
Structuring projects auction
Santo Antônio	2012 to 2041	137,74	12.10.2007	78,87	139,22
Jirau	2013 to 2042	177,71	05.19.2008	71,37	122,45
Belo Monte (stepped)	2015 to 2044	62,36	04.20.2010	77,97	121,37
		377,81

23      Loans and Financing

	Contracts	Company	Issue Date	Number of installment	Final maturity	Annual rate p.y. (interest + commission)	Principal	Consolidated
								03.31.2017	12.31.2016
Foreign currency
	National Treasury Department
	(Secretaria do Tesouro Nacional or STN)
(1)	Par Bond	Copel	05.20.1998	1	04.11.2024	6.0% + 0.20%	17,315	50,652	53,498
(1)	Discount Bond	Copel	05.20.1998	1	04.11.2024	1.1875%+0.20%	12,082	34,677	37,007
Total foreign currency								85,329	90,505
Local currency
	Banco do Brasil
(2)	21/02155-4	Copel DIS	09.10.2010	2	08.15.2018	109.0% of DI	116,667	118,142	122,713
(3)	21/02248-8	Copel DIS	06.22.2011	2	05.16.2018	109.0% of DI	150,000	157,491	152,314
(4)	CCB 21/11062X	Copel DIS	08.26.2013	3	07.27.2018	106.0% of DI	151,000	156,417	151,359
(5)	CCB 330.600.773	Copel DIS	07.11.2014	3	07.11.2019	111.8% of DI	116,667	119,336	124,170
(5)	NCI 330.600.132	Copel	02.28.2007	3	02.28.2019	107.8% of DI	231,000	154,870	241,312
(5)	NCI 330.600.151	Copel	07.31.2007	3	07.31.2017	111.0% of DI	18,000	6,124	6,366
(5)	CCB 306.401.381	Copel	07.21.2015	2	07.21.2018	109.40% of DI	640,005	651,944	677,177
(5)	NCI 306.401.445	Copel	02.24.2017	2	02.15.2020	124,5% of DI	77,000	75,884	-
								1,440,208	1,475,411
	Eletrobras
(6)	980/95	Copel DIS	12.22.1994	80	08.15.2019	8.0%	11	5	5
(6)	981/95	Copel DIS	12.22.1994	80	02.15.2020	8.0%	1,169	164	180
(6)	982/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	1,283	65	71
(6)	983/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	11	96	103
(6)	984/95	Copel DIS	12.22.1994	80	08.15.2021	8.0%	14	41	44
(6)	985/95	Copel DIS	06.07.2004	80	07.30.2016	8.0%	61	27	29
(7)	142/06	Copel DIS	03.03.2008	120	08.30.2020	5.0% + 1.0%	74,340	5,458	6,369
(7)	206/07	Copel DIS	02.18.2010	120	12.30.2022	5.0% + 1.0%	109,642	30,412	32,648
(7)	273/09	Copel DIS	05.12.2009	120	10.30.2016	5.0% + 1.5%	63,944	9,450	9,866
								45,718	49,315
	Caixa Econônica Federal
(7)	Caixa Econômica Federal	Copel DIS	03.31.2015	120	12.08.2026	6.0%	2,844	5,563	5,631
								5,563	5,631
	Finep
(8)	Finep	Copel TEL	07.17.2012	81	10.15.2020	4%	35,095	11,254	11,983
(8)	21120105-00	Copel TEL	07.17.2012	81	10.15.2020	3,5% + TR	17,103	9,412	10,043
								20,666	22,026
	BNDES
(9)	BNDES	Copel GeT	03.17.2009	179	01.15.2028	1.63% above TJLP	169,500	126,263	128,722
(10)	820989.1	Copel GeT	12.16.2011	168	04.15.2026	1.82% above TJLP	42,433	28,220	28,895
(11)	1120952.1-A	Copel GeT	12.16.2011	168	04.15.2026	1.42% above TJLP	2,290	1,523	1,559
(12)	1120952.1-B	Copel GeT	09.28.2012	192	07.15.2029	1.36% above TJLP	73,122	58,517	59,493
(13)	1220768.1	Copel GeT	12.04.2013	192	10.15.2031	1.49% above TJLP	1,041,155	911,622	923,982
(14)	13211061	Copel GeT	12.03.2013	168	08.15.2028 1.49% and 1.89% above TJLP		17,644	14,747	15,017
(15)	13210331	Copel GeT	12.28.2015	168	06.15.2030	2.42% above TJLP	34,265	27,252	27,666
(16)	15206041	Copel GeT	12.28.2015	168	12.15.2029	2.32% above TJLP	21,584	16,595	16,860
(17)	15205921	Copel DIS	12.15.2014	72	01.15.2021	2.09% p.y. above TJLP	41,583	26,273	27,893
(17)	14205611-A	Copel DIS	12.15.2014	6	02.15.2021	2.09 p.y. above TR BNDES	17,821	14,322	18,735
(18)	14205611-B	Copel DIS	12.15.2014	113	06.15.2024	6% p.y.	78,921	56,827	58,787
(19)	14205611-C	Copel DIS	12.15.2014	57	02.15.2021	TJLP	750	36	38
(20)	14205611-D	Copel DIS	11.01.2016	36	01.15.2022	5.5% p.y. above TJLP	60	61	-
(21)	3153-352	Santa Maria	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	59,462	53,995	54,734
(21)	14212711	Santa Helena	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	64,520	58,553	59,355
(22)	14212721	GE Farol	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	54,100	51,275	52,053
(22)	11211521	GE Boa Vista	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	40,050	37,908	38,482
(22)	11211531	GE S.Bento do Norte 03.19.2012		192	06.15.2030	2.34% p.y. above TJLP	90,900	85,971	87,275
(22)	11211541	GE Olho D'Água	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	97,000	91,837	93,229
								1,661,797	1,692,775
(23)	Promissory notes	Copel GeT	12.29.2015	1	12.18.2017	117% of DI	500,000	603,084	581,909
								603,084	581,909
	Banco do Brasil
	BNDES Transfer
(24)	Banco do Brasil	Copel GeT	04.16.2009	179	01.15.2028	2,13% above TJLP	169,500	126,261	128,721
								126,261	128,721
Total local currency								3,903,297	3,955,788
								3,988,626	4,046,293
							Current	1,463,370	1,470,742
						Noncurrent		2,525,256	2,575,551

	Contracts	Issue Date	Number of installment	Final maturity	Annual rate p.y. (interest + commission)	Principal	Parent Company
							03.31.2017	12.31.2016
Foreign currency
	STN
(1)	Par Bond	05.20.1998	1	04.11.2024	6.0% + 0.20%	17,315	50,652	53,498
(1)	Discount Bond	05.20.1998	1	04.11.2024	1.1875%+0.20%	12,082	34,677	37,007
							85,329	90,505
Local currency
	Banco do Brasil
(5)	NCI 330.600.132	02.28.2007	3	02.28.2019	107.8% of DI	231,000	154,870	241,312
(5)	NCI 330.600.151	07.31.2007	3	07.31.2017	111.0% of DI	18,000	6,124	6,366
(5)	CCB 306.401.381	07.21.2015	2	07.21.2018	109.40% of DI	640,005	651,944	677,177
(5)	NCI 306.401.445	02.24.2017	2	02.15.2020	124,5% of DI	77,000	75,884	-
							888,822	924,855
							974,151	1,015,360
						Circulante	419,610	453,288
						Não circulante	554,541	562,072

Banco do Brasil: annual installments
(2) Installments in the amount of R$58,334, falling due on August 8, 2017, and August 8, 2018. The proportional interest is paid half-yearly.
(3) Installments in the amount of R$75,000, falling due on May 16, 2017, and May 16, 2018. The proportional interest is paid half-yearly.
(4) Together w ith the data is the interest accrued on the installments, in the amount of R$50,333, falling due on July 27, 2017 and July 27, 2018.
(5) Contract CCB 330600773: Installments in the amount of R$38,889, falling due on July 11, 2017, July 11, 2018 and July 11, 2019. The interest is paid half-yearly.
Contract NCI 330600132: Installments in the amount of R$77,000, falling due on February 28, 2017, February 28, 2018 and February 28, 2019.
The interest is paid half-yearly.
Contract NCI 330600151: Installments in the amount of R$6,000, falling due on July 31, 2017 and July 31, 2018. The interest is paid half-yearly.
Contract CCB 306401381: Installments in the amount of R$320,003, falling due on July 21, 2017 and July 21, 2018. The interest is paid half-yearly.
Contract NCI 306401445: Installments in the amount of R$38,500, falling due on February 15, 2019 and February 15, 2020. The interest is paid half-yearly.

Allocation:
(1) The restructuring of medium and long-term debt in connection w ith the financing received under Law 4,131/1962.
(2) (3) (4) (5) Working capital.
(6) National Program for Watering - Proni.
(7) Rural Electricity Program - Luz para Todos .
(8) BEL project - ultra w ide band intranet service (Ultra Wide Band - UWB).
(9) (24) Construction of the Mauá Hydroelectric Pow er Plant and its transmission system, in consortium w ith Eletrosul.
(10) Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste.
(11) Purchase of machinery and equipment for implementation of the transmission line described above.
(12) Implementation of Cavernoso II SHP.
(13) Implementation of HPP Colíder and associated transmission system.
(14) Implementation of the 230/138kV Cerquilho III Substation.
(15) Implementation of transmission line Assis – Paraguaçu Paulista II.
(16) Implementation of transmission lines Londrina – Figueira and Salto Osório – Foz do Chopim C2.
(17) Investment in preservation of businesses, improvements, operational support and general investments in expansion.
(18) National machinery and equipment accredited by BNDES.
(19) Implementation, expansion and consolidation of projects and Enterprises Social Investment Programs (ISE).
(20) Operation for the acquisition of machinery and/or equipment and IT and automation equipment.
(21) (22) Construction and implementation of w ind generating plant.
(23) Payment of grant – auction 012/2015, relative to HPP GPS.

Guarantees:
(1) Company’s centralized revenues account. Deposited Collateral (23.1).
(2) (3) Pledge until 360 days.
(2) (3) (4) (5) (20) Credit assignment.
(6) (7) Ow n revenue, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes and commercial duplicates equal to the number of installments falling due.
(8) Withhold the amounts from the checking account in w hich revenues are deposited.
(9) (12) (24) Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession Agreement of Attachment of Revenues, Account Management and Other Covenants.

(10) (11) Fiduciary assignment of rights under the Concession Agreement No. 027/2009-ANEEL, Transmission Service Provision Contract No. 09/2010-ONS and contracts for use of Transmission System, signed by the ONS, the Dealerships and the Transmission System users, including the total income from the provision of transmission services.
(13) Fiduciary assignment of rights under the Concession Agreement No. 01/2011MME-HPP Colíder and fiduciary assignment due to the Purchase and Sale of Energy Eétrica (CCVEE) betw een Copel and BRF - Brasil Foods S.A.
(14) Fiduciary assignment of rights under the Public Service Concession Agreement for Electric Pow er Transmission No. 015/2010-ANEEL, signed betw een Copel and the Federal Government.
(15) Assignment of credit rights deriving from Concession Agreement No. 002/2013 - ANEEL.
(16) Assignment of credit rights deriving from Concession Agreement No. 022/2012 - ANEEL.
(17) (18) (19) Surety of Companhia Paranaense de Energia; fiduciary assignment of income and indemnity rights of the concession.
(21) Guarantee from Companhia Paranaense de Energia; pledge of shares; assignment of credit rights deriving from Electricity Agreement Reservation No. 153/2011; assignment of revenues arising from the project.
(22) Pledge of shares (GE Farol, GE Boa Vista, GE S.B.Norte and GE Olho D'Água); assignment of receivables arising from the sale of electricity produced by the project; assignment of machinery and equipment assembled or built w ith the funds pegged to it.
(23) Surety of Companhia Paranaense de Energia.

23.1      Collateral and escrow deposits - STN

Guarantees provided in the form of Par Bonds for R$41,737 (R$42,988 at 12/31/2016), and Discount Bonds in the amount of R$29,211 (R$30,086 at 12/31/2016), to be used to repay amounts of principal corresponding to STN contracts, when these payments are due on April 11, 2024. The amounts are updated by applying the weighted average percentage changes of United States Treasury Zero Coupon bond prices, by the share of each series of the instrument in the portfolio of collateral for principal, provided in the context of the Brazilian Financing Plan - 1992.

23.2      Breakdown of loans and financing by currency and index

Consolidated
		03.31.2017%		12.31.2016%
Foreign currency - change in currencies in the period (%)
U.S. Dolar	(6.69)	85,329	2.14	90,505	2.24
		85,329	2.14	90,505	2.24
Local currency - accumulated index in the period (%)
CDI	12.13	2,043,292	51.22	2,057,320	50.84
TJLP	7.50	1,716,909	43.04	1,743,974	43.10
Ufir / fixed rate	0.00	51,281	1.29	54,946	1.36
TR	0.35	23,734	0.60	28,778	0.71
Without indexer	0.00	68,081	1.71	70,770	1.75
		3,903,297	97.86	3,955,788	97.76
		3,988,626	100.00	4,046,293	100.00

23.3      Maturity of noncurrent installments

	Parent Company			Consolidated
	Foreign	Local		Foreign	Local
03.31.2017	currency	currency	Total	currency	currency	Total
2018	-	319,384	319,384	-	689,345	689,345
2019	-	114,078	114,078	-	311,935	311,935
2020	-	37,460	37,460	-	192,600	192,600
2021	-	-	-	-	139,785	139,785
2022	-	-	-	-	136,582	136,582
After 2022	83,619	-	83,619	83,619	971,390	1,055,009
	83,619	470,922	554,541	83,619	2,441,637	2,525,256

23.4      Changes in loans and financing

Consolidated	Foreign currency		Local currency
	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2017	836	89,669	1,469,906	2,485,882	4,046,293
Funding	-	-	-	77,060	77,060
Charges	874	-	105,152	106	106,132
Monetary and exchange variations	-	(6,050)	2,208	4,151	309
Transfers	-	-	125,562	(125,562)	-
Amortization - principal	-	-	(120,801)	-	(120,801)
Payment - charges	-	-	(120,367)	-	(120,367)
Balance as of March 31, 2017	1,710	83,619	1,461,660	2,441,637	3,988,626

23.5      Covenants

The Company and its subsidiaries signed loan and financing agreements containing covenants that require economic and financial ratios to remain within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in the capital stock of subsidiaries that would alter control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

Until March 31, 2017, all the agreed conditions had been fulfilled.

The financial covenants contained in the loan and financing agreements are presented below:

Company	Contract	Financial index	Limit
Copel GeT Copel GeT	BNDES Finem nº 820989.1 - Mauá Banco do Brasil nº 21/02000-0 - Mauá	EBITDA / Net financial results	≥ 1,3
Copel GeT	2nd issue of Promissory Notes	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3,5 ≥ 1,5
Copel DIS	BNDES Finem nº 14205611	Financial indebtedness / adjusted EBITIDA	≤ 5,0
Santa Maria Energias Renováveis Santa Helena Energias Renováveis	BNDES Finem nº 14212711 BNDES Finem nº 14212721	Debt service coverage ratio	≥ 1,3
São Bento Energia, Investimento e Participações GE Boa Vista S.A. GE Farol S.A. GE Olho D´Água S.A. GE São Bento do Norte S.A.	BNDES Assignment Agreement BNDES Finem nº 11211531 BNDES Finem nº 11211521 BNDES Finem nº 11211551 BNDES Finem nº 11211541	Debt service coverage ratio	≥ 1,3
Financing for businesses - Finem

24      Debentures

			Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Issue		Company	Date	installment	initial	final	(interest)	Principal	03.31.2017	12.31.2016
(1)	5th	Copel	05.13.2014	3	05.13.2017	05.13.2019	111.5% of DI	1,000,000	1,052,014	1,017,099
(2)	1st	Copel GeT	05.15.2015	3	05.20.2018	05.20.2020	113.0% of DI	1,000,000	1,132,821	1,094,731
(3)	2nd	Copel GeT	07.13.2016	2	07.13.2018	07.13.2019	121.0% of DI	1,000,000	1,101,308	1,060,613
(4)	1st	Copel DIS	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	528,401	511,525
(5)	2nd	Copel DIS	10.27.2016	2	10.27.2018	10.27.2019	124.0% of DI	500,000	524,727	504,699
(6)	1st	Copel CTE	10.15.2015	5	10.15.2020	10.15.2024	IPCA + 7.9633% p.y.	160,000	179,445	174,184
(7)	2nd	Elejor	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	60,825	70,984
(8)	1st	Compagás	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0% p.y.	62,626	33,383	38,018
(9)	2nd	Compagás	04.15.2016	57	07.15.2017	12.15.2021	TJLP/Selic + 2,17% p.y.	33,620	23,802	23,768
(10)	2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	TJLP + 2,02% p.y.	147,575	142,796	143,407
(11)	2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	IPCA + 9,87% p.y.	153,258	149,529	151,781
									4,929,051	4,790,809
								Current	1,284,329	1,131,198
							Noncurrent		3,644,722	3,659,611
(a)	Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV e Ventos de Santo Uriel.

Characteristics:
(1) (2) (3) (4) (5) (6) (7) Simple debentures, single series, not convertible into shares, unsecured, for public distribution w ith restricted placement efforts, according to CVM No. 476.
(8) (9) Simple floating debentures, issued privately in a single series and not convertible into shares.
(10) Simple debentures, 1st serie, issued privately and not convertible into shares.
(11) Simple debentures, 2nd serie, issued privately and not convertible into shares.
Finance charges:
(1) Half-yearly interest - May and November.
(2) Anuual interest - May.
(3) Anuual interest - July.
(4) (6) Half-yearly interest - April and October.
(5) Anuual interest - October.
(7) (10) (11) Monthly interest.
(8) (9) Quarterly interest - March, June, September and December.
Allocation:
(1) (2) (3) (4) (5) Working capital or used to make investments in the issuer.
(6) Deployment, expansion and modernization of the telecommunication netw ork.
(7) Full settlement of the loan agreement w ith Copel.
(8) (9) Fund investment plan of the issuer.
(10) (11) Implementation of w ind farms and associated transmission systems.
Collaterals:
(1) (2) (3) (4) (5) (6) (7) Personal guarantee
(8) (9) Floating
(10) (11) Real and personal guarantee and pledge of Copel Geração e Transmissão's shares.
Guarantor:
(2) (3) (4) (5) (6) (10) (11) Copel.
(7) Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%.
(8) (9) Compagás.
Trustee:
(1) (2) (3) (4) (5) (6) (7) Pentágono S.A. DTVM.
(8) (9) BNDES Participações S.A. - BNDESPAR.
(10) (11) None.

24.1      Maturity of noncurrent installments

03.31.2017	Parent Company	Consolidated
2018	333,085	1,459,107
2019	333,085	1,430,585
2020	-	365,262
2021	-	41,575
2022	-	68,060
After 2022	-	280,133
	666,170	3,644,722

24.2      Changes in debentures

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2017	1,131,198	3,659,611	4,790,809
Charges and monetary variations	162,105	6,034	168,139
Transfers	20,923	(20,923)	-
Amortization - principal	(18,252)	-	(18,252)
Payment - charges	(11,645)	-	(11,645)
Balance as of March 31, 2017	1,284,329	3,644,722	4,929,051

24.3      Covenants

Copel and its subsidiaries issued debentures containing covenants that require certain economic and financial ratios to be kept within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in capital stock that would alter control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not keeping the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

Until March 31, 2017, all the agreed conditions had been fulfilled.

The financial covenants contained in the debenture agreements are presented below:

Company	Contract	Financial index	Limit
Companhia Paranaense de Energia	5th issue de Debentures	Consolidated net debt / Consolidated EBITDA	= 3,5
		Debt service coverage ratio	= 1,5
Copel Geração e Transmissão	1st issue de Debentures
Copel Geração e Transmissão	2nd issue de Debentures	Consolidated net debt / Consolidated EBITDA	= 3,5
Copel Telecomunicações	1st issue de Debentures	Debt service coverage ratio	= 1,5
Copel Distribuição	2nd issue de Debentures
Copel Distribuição	1st issue de Debentures	Consolidated net debt / Consolidated EBITDA	= 4,0
Elejor	2nd issue de Debentures	Debt service coverage ratio	= 1,2
	2nd issue de Debentures	Consolidated net debt / Consolidated EBITDA	= 3,5
Compagás	2nd issue de Debentures	General Indebtedness	= 0,7
Nova Asa Branca I	2nd issue de Debentures
Nova Asa Branca II	2nd issue de Debentures
Nova Asa Branca III	2nd issue de Debentures	Debt service coverage ratio	= 1,3
Nova Eurus IV	2nd issue de Debentures
Ventos de Santo Uriel	2nd issue de Debentures

25      Post-employment benefits

The Company and its subsidiaries sponsor private retirement and pension plans (Unified Pension Plan and Pension Plan III) and medical and dental care (“ProSaúde II” and “ProSaúde III” plans’ regulations ) for their active employees and their dependents. The lifetime sponsorship of the healthcare plan for retirees, pensioners and legal dependents is only applied to “Prosaúde II” plan participants.

25.1      Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual’s salary, and pension plan III is a Variable Contribution Plan - CV.

The Defined Benefit plan - BD is a closed plan for new participants since 1998. The Variable Contribution plan - CV is the only plan available for new participants.

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with CPC 33 (R1) and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsor’s management.

25.2      Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in “ProSaúde II” and “ProSaúde III” plans’ regulations. Coverage includes periodic medical exams in both plans and is only extended to all retirees and pensioners for life in the “ProSaúde II” plan.

25.3      Statement of financial position and statement of income

Amounts recognized in liabilities, under Post-employment Benefits, are summarized below:

			Parent Company		Consolidated
		03.31.2017	12.31.2016	03.31.2017	12.31.2016
Pension plans		-	7	859	1,252
Healthcare plans		3,784	3,698	780,798	768,613
		3,784	3,705	781,657	769,865
	Current	167	188	47,672	47,894
	Noncurrent	3,617	3,517	733,985	721,971

The consolidated amounts recognized in the statement of income are shown below:

.		Parent Company		Consolidated
	03.31.2017	03.31.2016	03.31.2017	03.31.2016
Employees
Pension plans	431	624	20,588	18,966
Healthcare plan - post employment	130	2,040	24,106	32,209
Healthcare plan - active employees	154	284	19,848	17,196
(-) Transfers to construction in progress	-	-	(5,675)	(5,110)
	715	2,948	58,867	63,261
Management
Pension plans	109	91	223	177
Healthcare plan	29	23	48	70
	138	114	271	247
	853	3,062	59,138	63,508

25.4      Changes in post-employment benefits

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2017	47,894	721,971	769,865
Appropriation of actuarial calculation	-	24,108	24,108
Pension and healthcare contributions	36,981	-	36,981
Transfers	12,094	(12,094)	-
Amortizations	(49,297)	-	(49,297)
Balance as of March 31, 2017	47,672	733,985	781,657

25.5      Actuarial valuation in accordance with CPC 33 (R1) / IAS 19

In compliance with CPC 33 (R1), the Company and its subsidiaries choose to prepare the actuarial report annually.

The informatiom prepared in compliance with the Actuarial Valuation Report is described in Note 25 to the financial statements for the year ended December 31, 2016.

26      Customer Charges Due

Consolidated
	03.31.2017	12.31.2016
Energy Development Account (CDE) (a)	120,208	136,450
Global Reversal Reserve (RGR)	4,545	5,262
Tariff flags	6,907	-
	131,660	141,712
(a) Aneel published Resolutions No. 2,004/2015 and No. 2,202/2017.

27      Research and Development and Energy Efficiency

27.1      Balances recognized for investment in Research and Development (R&D) and the Energy Efficiency Program (EEP)

Consolidated	Amounts payable,		Other	Balance	Balance
	before any related	Amounts payable to	amounts	as of	as of
	prepayments	regulatory agencies	payable	03.31.2017	12.31.2016
Research and Development - R&D
National Fund for Scientific and Technological Development - FNDCT	-	4,388	-	4,388	4,603
MME	-	2,193	-	2,193	2,302
R&D	89,746	-	213,498	303,244	294,088
	89,746	6,581	213,498	309,825	300,993
Energy efficiency program - EEP
National Program of Electricity Conservation - Procel	-	6,897	-	6,897	4,932
EEP	35,054	-	154,362	189,416	177,964
	35,054	6,897	154,362	196,313	182,896
	124,800	13,478	367,860	506,138	483,889
			Current	229,218	231,513
		Noncurrent		276,920	252,376

27.2      Changes in R&D and EEP balances

Consolidated	FNDCT	MME		R&D	Procel		EEP
	current	current	current	noncurrent	current	current	noncurrent	Total
Balance as of January 1, 2017	4,603	2,302	135,401	158,687	4,932	84,275	93,689	483,889
Additions	6,783	3,391	275	6,508	1,816	-	7,264	26,037
Performance agreement	-	-	-	-	-	-	366	366
Selic interest rate (Note 34)	-	-	37	6,066	149	-	4,340	10,592
Payments	(6,710)	(3,356)	-	-	-	-	-	(10,066)
Concluded projects	(288)	(144)	(3,730)	-	-	(518)	-	(4,680)
Balance as of March 31, 2017	4,388	2,193	131,983	171,261	6,897	83,757	105,659	506,138

28      Accounts payable related to concession

Consolidated					Discount	Annual
	Company	Grant	Signature	Closing	Rate	Adjustment	03.31.2017	12.31.2016
(1) HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y.	IPCA	16,326	16,235
(2) HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	22,958	22,783
(3) HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	6,483	6,299
(4) SHP Cavernoso	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	57	66
(5) HPP Apucaraninha	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	395	460
(6) HPP Chaminé	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	682	795
(7) HPP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p.y.	IPCA	480	532
(8) HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	520,234	518,372
							567,615	565,542
						Current	63,297	66,210
						Noncurrent	504,318	499,332

Discount rate applied to calculate present value:
Actual net discount rate, in line w ith the estimated long-term rate. It bears no relationship w ith the expected project return.

Payment to the federal government:
(1) Monthly installments equivalent to 1/12 of the proposed annual payment of R$643 (51% of R$1,262), according to clause six of Concession Agreement No. 001/07.
(2) Monthly installments of 1/12 of the proposed annual payment of R$1,256, from the forecast start of commercial operation of HPP, as clause 6 of the Concession Agreement No. 001/11.
(3) (4) (5) (6) (7) Monthly installments equivalent to 1/12 of the proposed annual payment, according to clause 5a of Concession Agreement No. 007/2013 for 5 years.

(8) Monthly installments equivalent to 1/12 from the proposed annual payment of R$19,000, from the 6th to 35th year of grant or w hile in the exploitation of hydropow er facilities, as Terms of Ratification of Bidding and clause six of the Concession Contract No. 125/01.

28.1      Changes in accounts payable related to concession

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2017	66,210	499,332	565,542
Additions	-	184	184
Adjust to present value	-	209	209
Monetary variations	(2,952)	21,104	18,152
Transfers	16,511	(16,511)	-
Payments	(16,472)	-	(16,472)
Balance as of March 31, 2017	63,297	504,318	567,615

29      Other accounts payables

Consolidated
		03.31.2017	12.31.2016
Agreement Ivaí Engenharia (Note 30.1.2 - g)		92,015	122,068
Public lighting rate collected		39,867	27,565
Customers		23,989	32,283
Financial offset for the use of w ater resources		21,759	28,880
Aneel Order No. 084/2017 provision		20,714	20,542
Investment acquisition		9,447	9,595
Pledges in guarantee		8,535	8,067
Reimbursements to customer contributions		8,043	10,894
Other liabilities		46,030	35,422
		270,399	295,316
	Current	231,960	264,791
	Noncurrent	38,439	30,525

30      Provisions for legal claims

The Company and its subsidiaries are defendants in various judicial and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, Management makes provisions for actions in which losses are rated probable, thus meeting the criteria for recognition of provisioning described in Note 4.9 to the financial statements at December 31, 2016.

The Company’s management believes that, , at the time of preparation of financial statements, it is not practicable to provide information regarding the expected timing of any cash outflows resulting from these legal actions in which the Company and its subsidiaries are involved, due to the slow pace and unpredictability of Brazilian legal, tax and regulatory systems, and since final resolution of the proceedings for which a provision has been registered depends on the conclusions of court proceedings. Therefore, this information is not being provided.

30.1      Provisions for litigation

30.1.1     Changes in provisions for litigation in actions rated as probable losses

Consolidated		Income			Additions to
		Provision		Construction	fixed assets
	Balances as of	for litigations		cost	in progress			Balances as of
	January 1, 2017	Additions	Reversals	Additions	Additions	Discharges	Transfers	March 31, 2017
Tax
Cofins (a)	93,892	2,122	-	-	-	-	-	96,014
Others (b)	110,990	620	(2,497)	-	-	(55,502)	1,733	55,344
	204,882	2,742	(2,497)	-	-	(55,502)	1,733	151,358
Labors (c)	458,901	24,007	(6)	-	-	(17,845)	-	465,057
Employee benefits (d)	42,366	2,260	-	-	-	-	-	44,626
Civil
Civil and administrative claims (e)	295,484	16,646	(865)	-	-	(6,394)	-	304,871
Easements (f)	99,380	230	-	4,397	(291)	-	-	103,716
Expropriations and property (g)	65,712	-	(622)	21,922	(2,042)	-	-	84,970
Customers (h)	5,228	1,074	-	-	-	-	-	6,302
	465,804	17,950	(1,487)	26,319	(2,333)	(6,394)	-	499,859
Environmental (i)	1,432	-	(545)	-	-	-	-	887
Regulatory (j)	67,958	1,200	-	-	-	-	-	69,158
	1,241,343	48,159	(4,535)	26,319	(2,333)	(79,741)	1,733	1,230,945

Parent company	Balance as of	Income	Balance as of
	January 1, 2017	Additions	March 31, 2017
Tax
Cofins (a)	93,892	2,122	96,014
Others (b)	23,335	288	23,623
	117,227	2,410	119,637
Labor (c)	18	-	18
Civil (f)	20,578	769	21,347
Regulatory (j)	15,121	-	15,121
	152,944	3,179	156,123

30.1.2     Description of nature and/or details of the principal actions

a)    Contribution for Social Security Funding (COFINS)

Plaintiff: Federal Tax Authority

Cofins payables and respective interest and fines from August 1995 to December 1996 due to the termination of a judicial decision that had recognized the Company’s exemption from Cofins.

Current status: awaiting judgment.

b)    Other tax provisions

Actions relating to federal, state and municipal taxes, taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The principal action is described below:

Defendant: Federal Tax Authority

By the case 5037809-14.2015.4.04.7000, Copel GeT required payment in installments of the balance owed on the annual adjustment of corporate income tax (IRPJ) and social contribution (CSLL) for the fiscal year 2014. The Federal Tax Authority consolidated the amount and applied the maximum fine. An injunction was filed in order to prevent the Tax Authority taking action that failed to obey the limit established in legislation, in Management’s opinion.

Current status: A judgment rendered by the Federal Judge of the 4th Region dismissed the action and the Company filed an appeal against the decision. On December 31, 2016, the amount of R$32,318 was transferred to Other Tax Liabilities.

c)     Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

d)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

e)    Civil and administrative claims

Actions involving billing, irregular procedure, administrative contracts and contractual fine, indemnity for accidents with the electric power grid or vehicles. The main lawsuits are as follows:

Plaintiff: Tradener Ltda.                                                                       Estimated amount: R$107,955

Class actions and civil public actions were filed in which illegalities and annulments relating to the execution of the electric power purchase agreement entered into between the Company and Tradener are pointed out. Class action No. 588/2006 has already been rendered final and unappeasable, and the ruling recognized as valid commissions payable by the Company to Tradener. In the civil public action No. 0000219-78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, Tradener brought recovery lawsuits, seeking to receive its commissions.

Current status: - Case record 0005990.22.2012.8.16.0004 - in the judgment rendered on January 27, 2014 the Company was ordered to pay the amount of R$107,955, which is the value updated by the (INPC/IBGE) from the maturity of the commissions payable to Tradener under the purchase agreement entered into with Celesc, plus default interest of 1% per month, as of the date of notification (October 31, 2012), as well as attorneys’ fees. The Company filed an appeal against this decision, however, on 11.08.2016, by majority votes, the Court dismissed the appeal. From this decision, Copel filed an appeal which is pending judgment.

f)     Easements

Lawsuits are filed when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

They may also involve third-party interventions for adverse possession, whether from owners or occupants of contiguous properties or even in cases of properties where right of way easements are required to preserve limits and boundaries of these areas.

g)    Expropriations and property

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number etc). Possessory cases actions include those for repossession of property owned by the concessionaire. Litigation arises when there is a need to repossess properties invaded or occupied by third parties in areas owned by the Company. Cases may also arise from intervention in third-party adverse possession, or owners or occupants of contiguous properties or even in cases of properties to preserve limits and boundaries of expropriated areas. The principal action is described below:

Plaintiff: Ivaí Engenharia de Obras S.A.

Declaratory action brought by the plaintiff in order to recognize the right to economic and financial rebalancing of the contract signed with Copel GeT, followed by an action for relief from judgment filed by Copel to vacate the final and unappealable decision in the declaratory judgment action, followed by a collection suit filed by the plaintiff to collect the amounts arising from the economic and financial rebalance of the agreement and followed by compliance with the provisional decision proposed by the plaintiff.

Current status: A final and unappealable decision has been issued on the declaratory action and on the action for relief from judgment, sentencing Copel to pay attorneys’ fees and court costs. The amounts deriving from the right to the economic and financial rebalancing of the contract involved in the unappealable decision issued on the declaratory action are the object of a collection lawsuit under appeal in the Superior Court of Justice (STJ), which are also object of compliance of provisional sentence started by the opposing party, pending at the trial court. On October 21, 2016, Copel signed an agreement, previously approved by the Board of Directors, whereby it undertook to pay to Ivaí Engenharia R$152,250, in 15 monthly and consecutive installments of R$10,150 - the first installment maturing by the fifth business day after signature of the transaction agreement and the 14 remaining installments on the 15th of each immediately subsequent months, considering that the base amount of the second installment, as well as the subsequent ones, will be adjusted for inflation, as of the signature of the agreement, at 50% of the last IPCA index disclosed until the maturity date of each installment. The agreement comprises the discussions between the parties on the economic and financial balance of the agreement and suspends the ongoing collection suits, under appeal in the STJ, and compliance with provisional sentence, until the payment of all the installments of the agreement, when the abovementioned lawsuits will be dismissed. On September 30, 2016, R$152,250 was transferred to Other accounts payable (Note 29). The agreement has been complied with by Copel and the installments have been timely paid.

h)    Consumers

Lawsuits seeking compensation for damages caused by household appliances, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation plan) was in effect and claiming reimbursement for the amounts paid by the Company.

i)     Environmental

Class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT.

They also contemplate the “Termos de Ajuste de Conduta –TAC”, which refers to the commitments agreed upon and approved between the Company and the competent bodies for noncompliance with any condition contained in the Installation and Operation Licenses. As they are considered liabilities, these amounts are recorded as "obligations" in current and non-current liabilities and the counterparts in property, plant and equipment (construction cost).

j)     Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuit is described below:

Plaintiffs: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Estimated amount: R$49,655

Copel, Copel Geração e Transmissão and Copel Distribuição are challenging lawsuits filed against ANEEL's decision No. 288/2002 involving the companies that have been mentioned.

Current status: awaiting judgment.

30.2      Contingent liabilities

30.2.1     Classification of actions rated as possible losses

Contingent liabilities are present obligations arising from past events for which no provisions are recognized because it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The following information concerns the nature of the Company’s contingent liabilities and potential losses arising thereof.

	Parent company			Consolidated
	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Tax (a)	469,342	484,539	787,964	752,625
Labor (b)	2	146	351,250	423,495
Employee benefits (c)	-	-	22,107	23,631
Civil (d)	10,624	10,302	591,654	594,220
Regulatory (e)	-	-	787,031	765,906
	479,968	494,987	2,540,006	2,559,877

30.2.2     Description of nature and/or details of the principal actions

a)    Tax

Actions relating to federal, state and municipal taxes, taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The main lawsuits are as follows:

Plaintiff: Social Security National Institute (INSS)                                  Estimated amount: R$313,025

Tax claims against Copel related to social security contribution on assignment of manpower (NFLD 35.273.870-7); it is worth emphasizing that the case has already been judged favorably to the Company at two court levels.

Current status: awaiting judgment.

Plaintiff: Social Security National Institute (INSS)                                  Estimated amount: R$27,288

Tax collections against Copel consisting of social security contribution imposed on the assignment of labor (NFLD - 35.273.876-6). The case has been at Carf (Brazilian Administrative Tax Court) for judgment since 2010. The assessment of risk as possible is due to the existence of several legal arguments to defend the Company, particularly (a) the fact that no services were provided and no labor was assigned and (b) the fact that service providers classified into the Simples (lower taxation) category are not required to withhold that contribution.

Current status: awaiting judgment.

Plaintiff: State Tax Authority (SEFA)                                                    Estimated amount: R$64,165

Copel DIS received tax deficiency notice 6587156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the ‘metered demand’ line in the electricity bills issued to a major consumer between May 2011 and December 2013.

Copel DIS claims lack of standing in regard to this tax deficiency notice, given that it derives from Declaratory Action No. 33,036, currently pending judgement by the 3rd Public Treasury Court of Curitiba, filed by a major consumer in the State of Paraná, which was held valid and considered that ICMS tax should be levied on metered demand only. Note that this sentence was subsequently overturned by the Paraná State Court of Justice (TJ/PR), through Civil Appeal 822.670-2, given the major consumer’s lack of standing to question the levy of ICMS on contracted demand.

The Company believes that, since it was not involved in the lawsuit, it is not subject to the effects from the respective court ruling, which would imply its lack of standing in tax deficiency notice 6.587.156-4.

b)    Labor

Labor claims comprise claims filed by Copel employees and former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

c)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

d)    Civil

Lawsuits involving billing, irregular procedure, administrative contracts and contractual fine, indemnity for accidents with the electric power grid and vehicles. The main lawsuits are as follows:

Plaintiff: Mineradora Tibagiana Ltda.                                                    Estimated amount: R$147,039

Action claiming compensation for alleged losses when this mining company was involved in the construction of the Mauá plant by the Energético Cruzeiro do Sul consortium in which Copel GeT has a 51% stake. The action challenges the validity of the mining permit granted Tibagiana for the Mauá job site and the indemnifying effects arising thereof.

Current status: Action suspended in lower court until the conclusion of action No 5013943-50.2010.04.7000 pending before the 6th Federal Court of Curitiba.

Plaintiff: Ivaí Engenharia de Obras S.A.

Action for collection brought by the plaintiff in order to collect amounts arising from economic and financial rebalancing of the contract signed with Copel GeT, recognized in the declaratory action.

Current status: the judgment of the 2nd motion for clarification filed by Copel GeT before the Superior Court of Justice (STJ) was published on December 18, 2015, challenging the difference in amounts due arising from cumulative updating of the amount of plaintiff’s credit at the SELIC interest rate as against other interest rates in the period preceding the court’s expert report (October 2005). The judgment prescribes the case’s return to the State of Paraná Court of Justice (TJ-PR) for the latter to render a new judgment on the motion for clarification brought by Copel GeT, thus righting the omission of the previous trial. Ivaí has filed a motion for clarification on February 5, 2016, which is now pending judgment by the Superior Court of Justice (STJ). Therefore the amount to be assessed as probable loss is the amount of the plaintiff’s receivable adjusted on a monthly basis using the TJ-PR’s official price index, which is the average of the IGP-DI/INPC indices, as sought by Copel GeT in court, plus late payment penalties at 1% per month, plus burden of defeat. However, it is still considered as a possible loss, with reversal of the TJ-PR’s previous judgment, that is, the amount of debt will be adjusted according to the SELIC interest rate cumulative with other interest rates in the period preceding the court’s expert report. At the same time, a provisional execution of the total credit amount sought by Ivaí is currently taking place. As described in Note 30.1.2, the parties entered into an agreement, that comprises the discussions between the parties on the economic and financial balance of the agreement and suspends the ongoing collection suits, under appeal in the STJ, and compliance with provisional sentence, until the payment of all the installments of the agreement, when the abovementioned lawsuits will be dismissed. The agreement has been complied with by Copel and the installments have been timely paid.

Plaintiffs: franchises of the Agency / Copel store                                 Estimated amount: R$50,364

Filing of two individual claims against Copel Distribuição of the franchise contracts for Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass-through of the fees, amongst other amounts, currently have appeals awaiting trial.

Current status: awaiting judgment.

e)    Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuits are as follows:

Plaintiff: ANEEL                                                                                 Estimated amount: R$17,007

Copel DIS filed an appeal against a decision by ANEEL's Director-General under Resolution No. 3,959 from 12.08.2015 imposing an inefficiency penalty on Copel Distribuição due to over-contracting for use of the distribution system (MUSD) with the National Power Network Operator (ONS).

Current status: awaiting judgment.

Plaintiff: Energia Sustentável do Brasil S.A. - ESBR                                                                            Estimated amount: R$728,930

The primary matter at issue is the exclusion of distribution utilities from liability for damages resulting from schedule overruns in the construction of the Jirau hydropower station. ESBR brought Ordinary Action No. 10426-71.2013.4.01.4100 against Aneel in the federal courts of Rondônia, the decision on which: (i) excludes liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution No. 1,732/2013, which recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, n progress at the TRF of the 1st Region.

The practical outcome of the decision is that, by exempting ESBR, it exposed the distribution utilities with which it had concluded regulated power trading contracts (CCEARs) – including Copel Distribuição – to the spot market and spot prices during the period. The reason is that electricity trading rules require that all electricity consumed be covered by a contract.

One of the measures adopted was the filing for writ of mandamus 1001675-88.2015.4.01.0000 submitted to the Regional Federal Court of the 1st Region by the Brazilian Association of Electricity Distributors (Abradee), of which Copel DIS is a member, seeking to annul the case brought by ESBR against ANEEL since service of process. Although a favorable preliminary injunction was obtained, there was an unfavorable judgment of the writ of mandamus, stating that it was not applicable in this case. After the publication of the judgement, Abradee filed an ordinary appeal, currently being judged by the Regional Federal Court of the 1st Region.

However, ANEEL´s motion to stay execution 0050083-30.2015.4.01.0000/RO was partly accepted on November 30, 2015 by the presiding judge of the Regional Federal Court of the 1st Region, which upheld the CCEE Board of Directors’ resolution voted at meeting 813 on July 21, 2015, based on the court’s decision in the case of Action for a Provisional Remedy 9500-90.2013.4.01.4100, determining the “obligation to deliver 70% of the physical guarantee provided by the effective start-up of commercial operations by Jirau HPP generators until this amount is equivalent to the original delivery obligation.” An appeal brought by ESBR was rejected. This decision is also subject to appeal.

The risk of loss in this case is rated ‘possible’ (intermediate), considering the amount of R$728,930, on 3/31/2017. If the actions are judged unfavorably, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

Current status: awaiting judgment.

31      Equity

31.1      Capital

The paid-in share capital is R$7,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

	Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.26	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:	-	-	-	-	-	-		-
B3	18,636,788	12.85	76,763	23.36	68,415,562	53.33	87,129,113	31.85
NYSE	1,199,356	0.83	-	-	32,442,798	25.29	33,642,154	12.29
Latibex	-	-	-	-	106,549	0.08	106,549	0.04
Municipalities	178,393	0.12	9,326	2.84	3,471	-	191,190	0.07
Other shareholders	158,396	0.10	242,538	73.80	45,282	0.04	446,216	0.16
	145,031,080	100.00	328,627	100.00	128,295,668	100.00	273,655,375	100.00

31.2      Equity value adjustments

	Parent company	Consolidated
Balance as of January 1, 2017	998,466	998,466
Adjustments to financial assets available for sale
Equity interest investments	9,203	9,203
Taxes on adjustments	(3,129)	(3,129)
Realization of equity evaluation adjustment
Deemed cost of fixed assets	-	(28,044)
Taxes on adjustments	-	9,535
Deemed cost of fixed assets - equity (a)	(18,509)	-
Balance as of March 31, 2017	986,031	986,031
(a) Equity in the parent company, net of taxes.

31.3      Earnings per share - basic and diluted

Parent company
	03.31.2017	03.31.2016
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders
Common shares	207,709	67,579
Class “A” preferred shares	518	195
Class “B” preferred shares	202,115	65,732
	410,342	133,506
Basic and diluted denominator
Weighted average of shares (in thousands):
Common shares	145,031,080	145,031,080
Class “A” preferred shares	328,627	380,291
Class “B” preferred shares	128,295,668	128,244,004
	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company:
Common shares	1.43217	0.46596
Class “A” preferred shares	1.57539	0.51277
Class “B” preferred shares	1.57539	0.51255

32      Net Operating Revenue

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN)	03.31.2017
Electricity sales to final customers (32.1)	2,053,763	(189,418)	(483,965)	(246,843)	-	1,133,537
Electricity sales to distribuitors (32.2)	794,496	(56,948)	-	(13,349)	-	724,199
Use of the main distribution and transmission grid (32.3)	1,828,731	(149,212)	(373,243)	(170,732)	-	1,135,544
Construction income	219,406	-	-	-	-	219,406
Fair value of assets from the indemnity for the concession	6,329	-	-	-	-	6,329
Telecommunications	96,003	(3,325)	(22,172)	-	(594)	69,912
Distribution of piped gas	161,359	(15,519)	(28,213)	-	-	117,627
Sectorial financial assets and liabilities result	(147,977)	-	-	-	-	(147,977)
Other operating revenue (32.4)	45,833	(6,734)	-	-	(665)	38,434
	5,057,943	(421,156)	(907,593)	(430,924)	(1,259)	3,297,011

Consolidated						Net revenues
	Gross	PIS/Pasep		Regulatory	Service tax	03.31.2016
	revenues	and Cofins	ICMS (VAT)	charges (31.5)	(ISSQN)	Restated
Electricity sales to final customers (32.1)	3,026,594	(280,382)	(768,623)	(398,275)	-	1,579,314
Electricity sales to distribuitors (32.2)	755,918	(61,696)	-	(12,216)	-	682,006
Use of the main distribution and transmission grid (32.3)	1,699,893	(157,662)	(418,174)	(269,840)	-	854,217
Construction income	271,153	-	-	-	-	271,153
Fair value of assets from the indemnity for the concession	9,026	-	-	-	-	9,026
Telecommunications	85,219	(3,264)	(18,941)	-	(517)	62,497
Distribution of piped gas	169,811	(16,544)	(30,075)	-	-	123,192
Sectorial financial assets and liabilities result	(527,202)	-	-	-	-	(527,202)
Other operating revenue (32.4)	34,635	(5,619)	-	-	(555)	28,461
	5,525,047	(525,167)	(1,235,813)	(680,331)	(1,072)	3,082,664

32.1      Electric sales to final customers by category

Consolidated		Gross revenue		Net revenue
	03.31.2017	03.31.2016	03.31.2017	03.31.2016
Residential	684,359	994,850	349,536	519,416
Industrial	511,081	917,554	317,451	513,472
Trade, services and other activities	488,729	706,394	246,070	336,776
Rural	189,337	181,381	128,025	100,925
Public entities	55,186	68,887	32,545	38,766
Public lighting	51,005	71,715	24,930	34,372
Public service	74,066	85,813	34,980	35,587
	2,053,763	3,026,594	1,133,537	1,579,314

32.2      Electricity sales to distributors

Consolidated		Gross revenue
	03.31.2017	03.31.2016
Bilateral contracts	383.909	324.360
Electric Energy Trade Chamber - CCEE	280.014	212.268
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	96.575	180.391
Interest (Note 10.2)	20.612	-
Quota system	13.386	38.899
	794.496	755.918

32.3      Use of the main distribution and transmission grid by customer class

Consolidated		Gross revenue		Net revenue
	03.31.2017	03.31.2016	03.31.2017	03.31.2016
Residential	530,975	570,747	273,101	262,282
Industrial	314,321	364,001	168,913	176,162
Trade, services and other activities	331,759	383,892	161,456	170,267
Rural	98,721	103,885	74,500	68,820
Public entities	43,012	42,115	26,067	22,681
Public lighting	39,548	44,538	19,861	20,130
Public service	32,546	33,314	16,743	15,132
Free consumers	148,134	81,999	116,847	60,584
Basic netw ork, BN connections, and connection grid	346	401	273	297
Operating and maintenance income (loss) - O&M	40,910	39,614	38,598	28,897
Interest income	248,459	35,387	239,185	28,965
	1,828,731	1,699,893	1,135,544	854,217

32.4      Other operating revenues

Consolidated		Gross revenue
	03.31.2017	03.31.2016
Leasing and rent (32.4.1)	26,779	24,449
Income from rendering of services	7,963	5,398
Charged service	3,194	2,122
Other income	7,897	2,666
	45,833	34,635

32.4.1     Revenues from leases and rentals

Consolidated
	03.31.2017	03.31.2016
Equipment and framew ork	25,362	24,397
Real estate	1,349	-
Facilities sharing	68	52
	26,779	24,449

32.5      Regulatory charges

Consolidated
	03.31.2017	03.31.2016
Energy Development Account - "CDE Energia" (32.5.1)	205,916	191,276
Energy Development Account - "CDE Uso" (32.5.1)	160,472	260,498
Research and development and energy efficiency - R&D and PEE	26,037	25,768
Other charges - rate flags	24,593	189,872
Global Reversion Reserve - RGR quota	11,526	10,756
Inspection fee	2,380	2,161
	430,924	680,331

32.5.1     Energy Development Account - CDE

The primary objectives of the Energy Development Account (CDE) created by Law No. 10,438/2002 are: (i) universalization; (ii) subsidy to the low income residential subclass; (iii) Fuel Consumption Account - CCC; (iv) amortization of financial operations related to the reversal of assets at the end of the concessions; (v) competitiveness of energy produced from wind power, small hydroelectric plants, biomass, natural gas and coal. CDE’s quotas were originally defined based on the CCC figures for the 2001 Interconnected Systems, the values of which were adjusted annually starting in 2002 in proportion to the market growth of each agent, and in 2004 also by the IPCA. As of Law 12,783/2013, the system is changed and quotas are defined based on the resources needed to achieve its purposes and other revenues related to the CDE. The CDE charge incorporates:

i) annual quota of “CDE-Uso”: this quota is allocated to the financing of the objectives of the CDE, set forth in its annual budget, defined by the Federal Government, as provided in §§ 2 and 3 of art. 13 of Law No. 10,438/2002, with wording given by Law No. 12,783/2013.

ANEEL Resolution No. 2,018/2016 defined the CDE-Uso quota, in the monthly amount of R$83,727 as of January 2016. However, as of June of the same year, the monthly amount of the quota was changed to R$71,600, established by ANEEL Resolution No. 2,077/2016; The quota as of January 2017 was R$53,329 according to ANEEL Resolution No. 2202/2017, changed to R$61,159 by ANEEL Resolution No. 2204/2017, as from February 2017.

ii) annual quota “CDE - Energia” (ACR account): this quota is intended for the discharge of credit operations contracted by CCEE in the management of the Regulated Contracting Environment - ACR Account, in compliance with Decree No. 8,222/2014, and pursuant to Normative Resolution No. 612/2014.

The purpose of the ACR Account is to cover costs relating to involuntary spot market exposure and the costs of thermal power dispatching in 2014.

Resolution No. 1,863/2015 defined the value of the CDE quota (ACR Account) at R$46,638, as of June 2015. Beginning June 2016, by means of Resolution No. 2004/2015, the amount of the quota was updated to R$49,362. At March 31, 2017, there are 36 outstanding installments, however as from April 2017, the quota will be reduced to R$37,907 untill March 2018, as approved by Resolution No. 2,231/2017. These installments are updated annually, in accordance with the conditions contracted by CCEE for each of the loans made to the participating financial institutions; and

iii) annual quota CDE - Energia: this quota is destined to the return of the resources received by the distribution concessionaires, from January 2013 to January 2014, to cover costs relating to involuntary spot market exposure and the hydrological risk of the plants contracted on a regime of quotas, and the costs of thermal power dispatching for reasons of energy security, in compliance with Decrees 7,895/2013 and Decree 8,203/2014.

ANEEL Resolution No. 1,857/2015 defined the CDE-Energia quota, in the monthly amount of R$17,120. As of June 2016, the monthly amount of the quota was changed to R$18,947, established by ANEEL Resolution No. 2,077/2016.

Preliminary injunction Abrace and Anace

As a result of preliminary injunctions in favor of the Brazilian Association of Large Industrial Consumers and Free Consumers - Abrace, and of the National Association of Energy Consumers - Anace and other associates, which challenge at court the tariff components of CDE-Uso and CDE-Energia, ANEEL, through Resolutions 1,967/2015, 1,986/2015 and 2,083/2016, ratified the tariff calculation deducting these charges from associates of those entities, as long as the preliminary injunctions granted in Judicial Proceedings No. 24648-39.2015.4.01.3400 and No. 0069262-32.2015.4.01.3400 / 16th Federal Court are in effect.

On the other hand, by the preliminary injunction in favor of Abradee, the associated distributors are guaranteed the right of non-transfer, deducting from the portion of CDE-Uso and CDE-Energia the amounts not collected due to the effects of the preliminary injunction. This deduction, which covers all preliminary injunctions, was approved by Aneel by Order No. 1,576, dated 06.14.2016.

In compliance with the preliminary injunction granted in the Judicial Proceedings No. 0028882-30.2016.4.01.3400 of the 2nd Federal Court, ANEEL, through Order No. 2,634, dated 09.30.2016, ratified, regarding the 2016 tariff process, new Tariffs for Use of Distribution Systems - Tusd for Abrace members, effective as of 06.29.2016, for as long as the effects of the preliminary injunction relief remain. Recently, other companies have also obtained favorable injunctions, with publication of new tariffs, and the effects of the early relief have also been deducted.

Based on the March 2017 figures, there are currently 91 consumer units benefiting from the preliminary injunction. Accordingly, the Company has been carrying out, during the year, the deduction of the payment of the CDE quota from the unbilled amounts resulting from these injunctions, thus not impacting the distributor’s result.

The differences between the rate coverage for this charge and the amount actually paid, from the beginning of the preliminary injunction to March 2017, represent the amount of R$90,570 for CDE Uso and R$6,988 for CDE Energy.

32.6      Copel DIS periodic tariff review

Aneel’s Resolution No. 2,096 of June 21, 2016 approved the result of Copel DIS fourth Periodic Tariff Review and authorized a -12.87% average adjustment to be perceived by consumers, consisting of: -1.73% related to the inclusion of financial components; 4.48% from updating Portion B; -2.57% from adjusting Portion A; and -13.05% reflecting the withdrawal of the financial components from the previous tariff process.

This adjustment was fully applied to Copel DIS tariffs as of June 24, 2016.

In the Periodic Tariff Review process, which up to the 4th Cycle was carried out for four years, ANEEL redefined the costs that make up the so-called Portion B, that is, the operating and capital costs, which are depreciation and return on investments. In order to do so, the changes in the cost and market structure of the concessionaire, the tariff levels observed in similar companies, the incentives for efficiency and the modality of tariffs are taken into account.

The Tariff Review process also involves updating the costs that make up Portion A, that is, the costs related to the acquisition of energy, the use of transmission systems and the sector charges.

Regulatory Remuneration Base (BRR)

The BRR corresponds to the amount of investments made by the distributors in the provision of services that will be covered by the tariffs charged by consumers. These assets related to the electric energy public service distribution concession agreement are only eligible to compose the Regulatory Remuneration Base when effectively used in the granted activity.

According to ANEEL’s Proret, for the evaluation of the electric power distribution companies’ assets, the remuneration base in the current RTP Cycle is calculated considering the remuneration base approved in the previous Cycle (“armored” base) and the values of the inclusions occurred between the previous and current RTP base dates (incremental basis).

In the 4th Tariff Review Cycle, Copel DIS achieved net BRR of R$4,920,381 and remuneration of capital of R$595,326.

33      Operating Costs and Expenses

Consolidated			General and	Other
	Operational	Selling	administrative	operating
	costs	expenses	expenses	expenses, net	03.31.2017
Electricity purchased for resale (33.1)	(1,076,509)	-	-	-	(1,076,509)
Charge of the main distribution and transmission grid	(169,011)	-	-	-	(169,011)
Personnel and management (33.2)	(227,577)	(4,307)	(74,214)	-	(306,098)
Pension and healthcare plans (Note 25.3)	(44,349)	(581)	(14,208)	-	(59,138)
Materials and supplies	(17,102)	(273)	(1,996)	-	(19,371)
Materials and supplies for pow er electricity	(5,061)	-	-	-	(5,061)
Natural gas and supplies for gas business	(82,339)	-	-	-	(82,339)
Third-party services (33.3)	(90,471)	(4,138)	(26,301)	-	(120,910)
Depreciation and amortization	(171,153)	(4)	(8,545)	(3,376)	(183,078)
Estimated losses, provisions and reversals (33.4)	(29,857)	(24,673)	-	(44,169)	(98,699)
Construction cost (33.5)	(274,729)	-	-	-	(274,729)
Other operating costs and expenses, net (33.6)	(55,881)	(6,931)	(26,454)	(23,512)	(112,778)
	(2,244,039)	(40,907)	(151,718)	(71,057)	(2,507,721)

Consolidated			General and	Other
	Operational	Selling	administrative	operating
	costs	expenses	expenses	expenses, net	03.31.2016
Electricity purchased for resale (33.1)	(1,199,871)	-	-	-	(1,199,871)
Charge of the main distribution and transmission grid	(264,681)	-	-	-	(264,681)
Personnel and management (33.2)	(206,262)	(3,831)	(65,038)	-	(275,131)
Pension and healthcare plans (Note 25.3)	(47,355)	(650)	(15,503)	-	(63,508)
Materials and supplies	(21,358)	(141)	(1,816)	-	(23,315)
Materials and supplies for pow er electricity	(10,494)	-	-	-	(10,494)
Natural gas and supplies for gas business	(114,651)	-	-	-	(114,651)
Third-party services (33.3)	(95,475)	(7,935)	(26,880)	-	(130,290)
Depreciation and amortization	(169,113)	(9)	(6,537)	(3,377)	(179,036)
Estimated losses, provisions and reversals (33.4)	-	(36,956)	-	(84,105)	(121,061)
Construction cost (33.5)	(258,865)	-	-	-	(258,865)
Other operating costs and expenses, net (33.6)	(81,365)	1,829	(35,645)	(16,139)	(131,320)
	(2,469,490)	(47,693)	(151,419)	(103,621)	(2,772,223)

Parent company	General and	Other operacional
	administrative	income
	expenses	(expenses), net	03.31.2017
Personnel and management (33.2)	(7,408)	-	(7,408)
Pension and healthcare plans (Note 25.3)	(853)	-	(853)
Materials and supplies	(117)	-	(117)
Third party services	(4,012)	-	(4,012)
Depreciation and amortization	(19)	(280)	(299)
Estimated losses, provisions and reversals (33.4)	-	(1,389)	(1,389)
Other operating income (expenses)	(2,541)	22	(2,519)
	(14,950)	(1,647)	(16,597)

Parent company	General and	Other operacional
	administrative	income
	expenses	(expenses), net	03.31.2016
Personnel and management (33.2)	(9,456)	-	(9,456)
Pension and healthcare plans (Note 25.3)	(3,062)	-	(3,062)
Materials and supplies	(65)	-	(65)
Third party services	(2,609)	-	(2,609)
Depreciation and amortization	(4)	(280)	(284)
Estimated losses, provisions and reversals (33.4)	-	(11,394)	(11,394)
Other operating income (expenses)	(8,466)	-	(8,466)
	(23,662)	(11,674)	(35,336)

33.1      Electricity purchased for resale

Consolidated	03.31.2017	03.31.2016
Purchase of Energy in the Regulated Environment - CCEAR	720,883	812,470
Itaipu Binacional	264,595	301,584
Electric Energy Trade Chamber - CCEE	125,846	133,063
Program for incentive to alternative energy sources - Proinfa	54,338	60,573
Bilateral contracts	9,148	4,217
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(98,301)	(112,036)
	1,076,509	1,199,871

33.2      Personnel and management

	Parent company			Consolidated
	03.31.2017	03.31.2016	03.31.2017	03.31.2016
Personnel
Wages and salaries	3,648	5,322	180,497	169,674
Social charges on payroll	1,328	1,912	65,751	61,811
Meal assistance and education allow ance	238	505	27,867	24,825
Provisons for profit sharing (a)	154	183	19,080	10,672
Compensation - Voluntary termination program/retirement	-	-	7,192	3,295
	5,368	7,922	300,387	270,277
Management
Wages and salaries	1,606	1,221	4,537	3,901
Social charges on payroll	400	299	1,064	910
Other expenses	34	14	110	43
	2,040	1,534	5,711	4,854
	7,408	9,456	306,098	275,131
(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

33.3      Third-party services

Consolidated	03.31.2017	03.31.2016
Maintenance of electrical system	31,596	46,141
Maintenance of facilities	24,065	21,070
Communication, processing and transmission of data	20,990	16,579
Meter reading and bill delivery	12,469	12,403
Consulting and audit	5,964	5,023
Consumer service	5,652	5,324
Authorized and registered agents	167	5,920
Other services	20,007	17,830
	120,910	130,290

33.4      Estimated losses, provisions and reversals

.	Parent company		Consolidated
	03.31.2017	03.31.2016	03.31.2017	03.31.2016
Provision for litigations	1.389	11.394	40.299	83.713
Impairment of assets	-	-	29.857	-
Allow ance for doubtful accounts (Client and Other credits)	-	-	24.702	36.956
Tax credits estimated losses	-	-	3.869	392
Reversion in consortiums estimated losses	-	-	(28)	-
	1.389	11.394	98.699	121.061

33.5      Construction cost

Consolidated
	03.31.2017	03.31.2016
Materials and supplies	108,847	131,607
Third party services	104,831	93,193
Personnel	37,659	29,683
Others	23,392	4,382
	274,729	258,865

33.6      Other operating costs and expenses, net

Consolidated
	03.31.2017	03.31.2016
Financial offset for the use of w ater resources	34,286	52,545
Taxes	14,047	11,065
Losses in the decommissioning and disposal of assets	13,592	10,614
Compensation	11,438	11,321
Leasing and rent (33.6.1)	8,490	8,917
Advertising and publicity	4,067	9,328
Other net costs and expenses	26,858	27,530
	112,778	131,320

33.6.1     Leases and rents

Consolidated
	03.31.2017	03.31.2016
Real estate	7,489	7,140
Others	1,336	2,000
(-) PIS and Cofins credits	(335)	(223)
	8,490	8,917

34      Financial Results

	Parent company			Consolidated
				Restated
	03.31.2017	03.31.2016	03.31.2017	03.31.2016
Financial income
Arrears charges on energy bills	-	-	48,062	58,604
Interest and monetary variation of CRC transfer (Note 8.1)	32,197	57,468	32,197	57,468
Return on financial investments held for trading	607	616	35,051	41,945
Monetary variation over the Itaipu pow er purchase	-	-	8,748	17,305
Remuneration of net sectorial assets and liabilities	-	-	11,509	16,903
Return on financial investments held for sale	4	5	3,160	3,099
Monetary variation and adjust to present value of accounts
payable related to the concession	-	-	-	841
Other financial income	9,054	7,038	24,860	8,778
	41,862	65,127	163,587	204,943
( - ) Financial expenses
Monetary and cambial variation and debt charges	63,822	70,475	272,086	239,673
Monetary variation and adjust to present value of accounts
payable related to the concession	-	-	18,361	35,735
Interest on R&D and EEP (Note 27.2)	-	-	10,592	9,602
PIS/Pasep/Cofins taxes on interest on capital	-	3,028	-	3,043
Interest and monetary variation of CRC transfer (Note 8.1)	5,779	-	5,779	-
Monetary variation over the Itaipu pow er purchase	-	-	-	10,533
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	-	1,648
Other financial expenses	39	8	12,790	71,596
	69,640	73,511	319,608	371,830
Net	(27,778)	(8,384)	(156,021)	(166,887)

35      Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Parent Company and subsidiaries and by key strategic decision makers responsible for allocating funds and assessing performance.

35.1      Products and services from which we generate revenues from the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the first quarter of 2017, all sales have been to customers within Brazilian territory, as well as all non-current assets are located in national territory.

The Company and its subsidiaries do not identified any customer who individually accounts for more than 10% of total net revenues in the first quarter of 2017.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and transactions between segments are recognized as transactions with third parties, i.e. at current market prices.

35.2      The Company’s reportable segments

The reportable segments of the Company, in accordance with CPC 22 / IFRS 8, are:

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects (GER) and the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines (TRA). For managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is shown separately;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services.

Telecommunications (TEL) - this segment comprises telecommunications and general communications services.

GAS - this segment comprises the public service of piped natural gas distribution.

Holding Company (HOL) - this segment comprises participation in other companies.

35.3      Assets per reportable segment

ASSETS	Electric Energy		TEL	GAS	HOL	Intersegment	Consolidated
03.31.2017	GET	DIS				operations
TOTAL ASSETS	16,120,408	10,242,567	896,910	528,178	3,672,869	(380,596)	31,080,336
CURRENT ASSETS	1,380,244	2,788,634	88,183	120,984	894,757	(648,960)	4,623,842
NON-CURRENT ASSETS	14,740,164	7,453,933	808,727	407,194	2,778,112	268,364	26,456,494
Long term assets	3,946,543	1,896,725	91,316	173,274	2,592,182	(131,485)	8,568,555
Investments	2,251,052	1,362	-	-	143,317	-	2,395,731
Property, plant and equipment	8,266,290	-	698,886	-	38,525	-	9,003,701
Intangible assets	276,279	5,555,846	18,525	233,920	4,088	399,849	6,488,507

35.4      Statement of income per reportable segment

STATEMENT OF INCOME	Electric Energy			TEL	GAS	HOL	Intersegment operations	Consolidated
	GET
03.31.2017	GER	TRA	DIS

NET OPERATING REVENUES	817,733	364,232	2,004,319	87,691	123,704	22,967	(123,635)	3,297,011
Net operating revenues - third-parties	741,449	343,573	1,996,094	69,224	123,704	22,967	-	3,297,011
Net operating revenues - betw een segments	76,284	20,659	8,225	18,467	-	-	(123,635)	-
OPERATING COSTS AND EXPENSES	(350,985)	(168,968)	(1,882,067)	(65,528)	(109,409)	(54,399)	123,635	(2,507,721)
Energy purchased for resale	(10,694)	-	(1,119,526)	-	-	(23,175)	76,886	(1,076,509)
Charges for use of the main transmission grid	(86,724)	-	(106,649)	-	-	-	24,362	(169,011)
Personnel and management	(44,247)	(25,808)	(188,105)	(25,357)	(8,017)	(14,564)	-	(306,098)
Pension and healthcare plans	(8,850)	(5,468)	(38,693)	(3,744)	(739)	(1,644)	-	(59,138)
Materials and supplies	(2,650)	(1,122)	(14,230)	(568)	(629)	(172)	-	(19,371)
Raw materials and supplies for generation	(5,061)	-	-	-	-	-	-	(5,061)
Natural gas and supplies for gas business	-	-	-	-	(82,339)	-	-	(82,339)
Third party services	(27,801)	(4,985)	(81,432)	(14,707)	(6,037)	(4,932)	18,984	(120,910)
Depreciation and amortization	(94,270)	(1,168)	(70,981)	(9,299)	(7,047)	(313)	-	(183,078)
Provision (reversal) for litigations and estimated losses on tax credits	2,003	(9,957)	(33,987)	(1,693)	855	(1,389)	-	(44,168)
Impairment of assets	(25,248)	-	-	-	-	(4,609)	-	(29,857)
Other estimated losses, provisions and reversals	1,190	672	(24,689)	(1,016)	(831)	-	-	(24,674)
Construction cost	-	(117,492)	(152,628)	-	(4,609)	-	-	(274,729)
Other operating costs and expenses	(48,633)	(3,640)	(51,147)	(9,144)	(16)	(3,601)	3,403	(112,778)
EQUITY IN EARNINGS OF INVESTEES	-	29,126	-	-	-	4,587	-	33,713
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	466,748	224,390	122,252	22,163	14,295	(26,845)	-	823,003
Financial income	26,064	2,591	77,653	2,616	9,293	48,500	(3,130)	163,587
Financial expenses	(129,204)	(48,337)	(61,952)	(7,672)	(5,778)	(69,795)	3,130	(319,608)
OPERATING PROFIT	363,608	178,644	137,953	17,107	17,810	(48,140)	-	666,982
Income Tax and Social Contribution	(133,940)	(51,187)	(66,665)	(5,588)	(6,013)	13,681	-	(249,712)
NET INCOME (LOSS)	229,668	127,457	71,288	11,519	11,797	(34,459)	-	417,270

35.5      Additions to noncurrent assets by reportable segment

	GET		DIS	TEL	GAS	HOL	Consolidated
03.31.2017	GER	TRA
Property, plant and equipment
Additions	125,912	-	-	39,899	-	258	166,069
Intangible assets
Additions	-	666	161,204	341	4,515	310	167,036

36      Financial instruments

36.1      Categories and determination of fair value of financial instruments

Consolidated				03.31.2017		12.31.2016
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents (a)	5	1	945,591	945,591	982,073	982,073
Bonds and securities (b)	6	1	3,357	3,357	3,385	3,385
Bonds and securities (b)	6	2	245,400	245,400	291,043	291,043
			1,194,348	1,194,348	1,276,501	1,276,501
Loans and receivables
Pledges and restricted deposits linked (a)			276	276	1,294	1,294
Trade accounts receivable (a)	7		2,717,842	2,717,842	2,488,141	2,488,141
CRC Transferred to the State Government of Paraná (d)	8		1,524,500	1,603,906	1,522,735	1,610,269
Accounts receivable related to the concession (e)	10		2,909,055	2,909,055	2,612,418	2,612,418
Accounts receivable related to the concession -
bonus from the grant (f)	10		592,459	679,654	586,706	673,545
State of Paraná - Government Programs (a)	15.1		155,141	155,141	155,141	155,141
Collaterals and escrow accounts STN (c)	23.1		70,948	50,549	73,074	47,166
			7,970,221	8,116,423	7,439,509	7,587,974
Available for sale
Bonds and securities (b)	6	1	1,522	1,522	1,567	1,567
Bonds and securities (b)	6	2	204,609	204,609	201,499	201,499
Accounts receivable related to the concession (g)	10	3	628,121	628,121	614,806	614,806
Accounts receivable related to the concession compensation (h)	11	3	67,633	67,633	67,401	67,401
Other investments (i)	6	1	417,500	417,500	408,297	408,297
Other investments (i)	16	3	73,361	73,361	-	-
			1,392,746	1,392,746	1,293,570	1,293,570
Total financial assets			10,557,315	10,703,517	10,009,580	10,158,045
Financial liabilities
Other financial liabilities
Sectorial financial liabilities (a)	9		442,096	442,096	278,992	278,992
Ordinary financing of taxes w ith the federal tax authorities (c)	13.3		187,887	176,469	198,527	183,573
Suppliers (a)	22		1,195,730	1,195,730	1,292,350	1,292,350
Loans and financing (c)	23		3,988,626	3,730,501	4,046,293	3,677,926
Debentures (j)	24		4,929,051	4,929,051	4,790,809	4,790,809
Payable related to concession (k)	28		567,615	645,575	565,542	640,839
Total financial liabilities			11,311,005	11,119,422	11,172,513	10,864,489
Different levels are defined as follow s:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, w hich are observable for the assets or liabilities;
Level 3: obtained through assessment techniques w hich include variables for the assets or liabilities, w hich how ever are not based on observable market data.

Determining fair values

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

c)     Calculated based on the cost of the last issue by the Company, 124.5% of the CDI for discount of the expected payment flow.

d)     The Company based its calculation on the comparison with a noncurrent, long-term and post-fixed National Treasury bond (NTN-B) maturing on August 15, 2024, which yields approximately 5.31% p.y. plus the IPCA inflation index.

e)     Criteria and assumptions disclosed on note 4.4.9 to the financial statements for the year ended December 31, 2016, transmission concession.

f)      Receivables related to the concession agreement for providing electricity generation services under quota arrangements at their fair value calculated by expected cash inflows discounted at the rate established in Aneel auction notice 12/2015 (9.04%), the best market benchmark in this case.

g)     Criteria and assumptions disclosed on note 4.4.9 to the financial statements for the year ended December 31, 2016, distribution concession. The changes in the first quarter of 2017 are shown in note 10.1.

h)     The fair values of generation assets approximate their book values, according to Note 4.4.10 to the financial statements for the year ended December 31, 2016.

i)      Calculated according to the price quotations published in an active market, for assets classified as level 1, and determined using the discounted cash flow method for those classified as level 3.

j)      Calculated from the Unit Price quotation (PU) for March 31, 2017, obtained from the Brazilian Association of Financial and Capital Markets (Anbima), net of financial cost to amortize.

k)     Real net discount rate of 8.63% p.a., in line with the Company’s estimated rate for long-term projects

36.2      Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

36.2.1     Credit risk

Credit risk is the risk of the Company and its subsidiaries incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contract obligations.

Consolidated
Exposure to credit risk	03.31.2017	12.31.2016
Cash and cash equivalents (a)	945,591	982,073
Bonds and securities (a)	454,888	497,494
Pledges and restricted deposits linked (a)	71,224	74,368
Trade accounts receivable (b)	2,717,842	2,488,141
CRC Transferred to the State Government of Paraná (c)	1,524,500	1,522,735
Accounts receivable related to the concession (d)	3,537,176	3,227,224
Accounts receivable related to the concession - Bonus from the grant (e)	592,459	586,706
Accounts receivable related to the concession compensation (f)	67,633	67,401
State of Paraná - Government Programs (g)	155,141	155,141
Other temporary investments (h)	490,861	408,297
	10,557,315	10,009,580

a)     The Company's Management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility that the Company might incur in losses resulting from difficulties to receive its billings to customers. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by real or personal guarantees for debits above R$200.

c)     Management believes this credit risk is low because repayments are secured by funds from dividends.

d)     Management believes this risk is very low because these contracts assure an unconditional right to be paid in cash by the concession Granting Authority at the end of the concession period for any infrastructure investments not recovered through tariffs by the end of the period, specifically for the transmission business, since RAP is guaranteed revenue that does not involve demand risk.

For the amount relating to RBSE assets existing on May 31, 2000, Aneel published Normative Resolution No. 589/2013, which defines criteria for calculating New Replacement Value (VNR). Given that on April 20, 2016, the Granting Authority defined the means and period for receiving this asset (still to be regulated by Aneel) through MME Ordinance 120, Management believes credit risk is low.

e)     Management considers the risk of this credit to be very low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG guaranteed which includes the annual amortization of this amount during the concession term.

f)      For the generation concession assets, Aneel published Normative Resolution No. 596/2013, which defines criteria for calculating New Replacement Value (VNR), for indemnity purposes. Although the Granting Authority has not yet disclosed the means of remunerating these assets and there are uncertainties as to approval or ratification of investments made in this respect, Management believes that compensation for these assets indicates the recoverability of the recorded balance.

g)     Management believes this credit risk is very low because these are specific programs together with the State Government to highlight the Luz Fraterna program (Note 37.a).

h)     The risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

36.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short-term, medium-term and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. From 2019, 2018 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

Consolidated	Interest (a)	Less than	1 to 3	3 months		Over	Total
		1 month	months	to 1 year	1 to 5 years	5 years	liabilities
03.31.2017
Loans and financing	Note 23	27,842	139,127	1,612,599	1,825,951	1,528,514	5,134,033
Debentures	Note 24	51,001	578,215	878,429	3,971,384	603,824	6,082,853
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	5,495	10,990	50,408	294,773	1,732,377	2,094,043
Eletrobras - Itaipu	Dollar	-	185,491	857,949	4,950,490	2,281,619	8,275,549
Other suppliers	-	818,529	171,940	149,441	55,462	358	1,195,730
Purchase obligations	IGP-M and IPCA	-	2,037,553	3,260,975	18,587,382	123,267,655	147,153,565
Ordinary financing of taxes
w ith the federal tax authorities	Selic	5,263	10,626	49,376	143,030	-	208,295
Sectorial financial liabilities	Selic	23,141	46,851	219,526	190,686	-	480,204
		931,271	3,180,793	7,078,703	30,019,158	129,414,347	170,624,272
12.31.2016
Loans and financing	Note 23	90,265	164,214	1,588,764	1,873,952	1,556,703	5,273,898
Debentures	Note 24	8,725	19,929	1,545,694	4,147,064	583,869	6,305,281
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	5,494	10,988	50,331	300,343	1,850,518	2,217,674
Eletrobras - Itaipu	Dollar	-	193,346	893,025	5,104,889	2,698,195	8,889,455
Other suppliers	-	1,106,430	21,619	124,060	40,239	2	1,292,350
Purchase obligations	IGP-M and IPCA	-	1,497,009	3,129,899	17,686,276	94,007,720	116,320,904
Ordinary financing of taxes
w ith the federal tax authorities	Selic	5,133	10,392	48,578	161,534	-	225,637
Sectorial financial liabilities	Selic	13,071	26,537	125,315	144,590	-	309,513
		1,229,118	1,944,034	7,505,666	29,458,887	100,697,007	140,834,712
(a) Effective interest rate - w eighted average.

At March 31, 2017, Copel recorded a negative net working capital of R$333,274 and R$1,183,310 in the Consolidated. During the definition of the business budget for the year 2017, the Company's Management defined actions to balance the short-term financial capacity, preserving the Company's investment programs, as well as seeking debt stretching.

As disclosed in notes 23.5 and 24.3, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may have its payment accelerated.

36.2.3     Market risk

Market risk it is the risk that fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return

a)    Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in gas prices resulting from a fluctuation in the value of the OPEC Reference Basket and exchange rates, increasing the balances of accounts payable related to the acquired gas. Compagas monitors these fluctuations on a permanent basis. Currency risk sensitivity analysis

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of 3/31/2017 and the probable scenario assumes a variation in the exchange rate - end of year (R$/US$3.23) based on the median market expectation for 2017 reported in the Central Bank’s Focus report of 4/28/2017. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

		Baseline	Projected scenarios - Dec.2017
Foreign exchange risk	Risk	03.31.2017	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	70,948	1,379	(16,702)	(34,784)
.		70,948	1,379	(16,702)	(34,784)
Financial liabilities
Loans and financing - STN	USD appreciation	(85,329)	(1,659)	(23,406)	(45,153)
Suppliers
Eletrobras (Itaipu)	USD appreciation	(178,892)	(3,478)	(49,071)	(94,663)
Petrobras (acquisition of gas by Compagás)	USD appreciation	(109,588)	(2,131)	(30,060)	(57,990)
		(373,809)	(7,268)	(102,537)	(197,806)

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Disclosure. Based on the equity position and the notional value of the financial instruments held as of 03/31/2017, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or financial expenses or increase the financial expenses related to the assets and liabilities raised in the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline scenario takes into account the existing balances in each account as of 03/31/2017 while the ‘probable’ scenario assumes balances reflecting varying indicators as follows: CDI/Selic - 8.50%, IPCA - 4.03% IGP DI - 2.70% IGP-M - 2.71% and TJLP - 7.00%, estimated as market average projections for 2017 according to the Focus Report issued by the Central Bank of Brazil as of 4/28/2017.

For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

		Baseline	Projected scenarios - Dec.2017
Interest rate risk and monetary variation	Risk	03.31.2017	Probable	Adverse	Remote

Financial assets
Bonds and securities	Low CDI/SELIC	454.888	28.702	21.596	14.425
Collaterals and escrow accounts	Low CDI/SELIC	276	17	13	8
CRC transferred to the State Government of Paraná	Low IGP-DI	1.524.500	30.768	23.095	15.410
Accounts receivable related to the concession	Low IPCA	4.129.635	124.200	93.264	62.253
Accounts receivable related to the concession compensation	Undefined (a)	67.633	-	-	-
State of Paraná - Government Programs	No risk	155.141	-	-	-
		6.332.073	183.687	137.968	92.096
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1.440.208)	(90.871)	(113.306)	(135.634)
BNDES	High TJLP	(1.661.797)	(86.502)	(107.904)	(129.220)
Promissory notes	High CDI	(603.084)	(38.052)	(47.447)	(56.796)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(126.261)	(6.572)	(8.198)	(9.818)
Eletrobrás - RGR, Caixa Econômica Federal and Finep	No risk	(71.947)	-	-	-
Debentures	High CDI/SELIC	(4.411.890)	(278.371)	(347.098)	(415.497)
Debentures	High IPCA	(328.974)	(9.894)	(12.352)	(14.805)
Debentures	High TJLP	(188.187)	(9.796)	(12.219)	(14.633)
Sectorial financial liabilities	High Selic	(442.096)	(27.894)	(34.781)	(41.635)
Ordinary financing of taxes w ith the federal tax authorities	High Selic	(187.887)	(11.855)	(14.782)	(17.695)
Payable related to concession	High IGP-M	(520.234)	(10.538)	(13.162)	(15.781)
Payable related to concession	High IPCA	(47.381)	(1.425)	(1.779)	(2.132)
.		(10.029.946)	(571.770)	(713.028)	(853.646)
(a) Risk assessment still requires ruling by the Granting Authority.

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of 3/31/2017, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

36.2.4     Electricity shortage risk

Approximately 61.0% of installed capacity in the country currently comes from hydroelectric generation, which makes Brazil and the geographic region in which we operate subject to hydrological conditions that are unpredictable, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

From 2014, the reservoirs of the Southeast/Midwest, North and Northeast regions have been subject to adverse climate situations in recent years, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee full compliance with load.

The economic crisis that the country is going through has had a significant impact on the consumption of electricity, practically stagnating its growth in the last 2 years, being decisive to avoid a greater difficulty in the full service of the market.

Regarding short-term risk, the Electric Power Industry Monitoring Committee - CMSE has been reporting a balance between energy supply and demand, and indices have been kept within safety margins. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2016-2020 Energy Operation Plan.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%) in all subsystems.

36.2.5     Risk of GSF impacts

The Energy Reallocation Mechanism (MRE) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, of the need for a centralized operation associated with a centrally calculated optimum price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through bilateral contracting. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee - GF and, like the PLD, is also calculated centrally.

Monthly, the GF committed to bilateral contracts needs to be backed by electricity generation. This is done, basically, through the allocation of power generated received from the MRE or purchase of generation valued to the PLD. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its bilateral contracts through purchases to the PLD.

Where GF multiplied by GF is less than the sum of bilateral contracts, companies will need to buy the difference in the spot market. However, for the GSF multiplication situation by GF to be greater than the bilateral contracts, the Company receives the difference to the PLD.

The low inflows recorded since 2014 as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with bilateral contracts, currently is the approach adopted by Copel.

For the contracts in the ACR, Law No. 13,203/2015, allowed the generators to contract insurance against the load, by means of payment of a Risk Premium. Copel adopted this approach to protect contracts related to energy produced by Mauá, Foz do Areia, Santa Clara and Fundão HPPs.

For the distribution segment, the effects of the GSF are perceived in the costs of the contracts for availability, as well as in the costs associated with quotas of Itaipu, Angra and the plants whose concessions were renewed in accordance with Law No. 12,783/2013. This is a financial risk, however, since it guarantees the neutrality of energy purchase expenses through a tariff transfer.

36.2.6     Risk of non-renewal of concessions - generation and transmission

On March 3, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and / or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant. For the other plants, the deadline for manifestation to opt or not to extend the generation concessions are shown below:

Plant	Deadline for manifestation
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	09.17.2018
HPP Apucaraninha	10.12.2020
HPP Chaminé	08.16.2021
HPP Guaricana	08.16.2021

These plants represent a Physical Guarantee of an average 620.69 MW. Currently, the extension of generation, transmission and distribution concessions covered by Articles 17, 19 and 22 of Law No. 9,074/1995 is governed by Law No. 12,783/2013. However, extension is permitted after express acceptance of conditions of that Law, such as:  i) revenue determined according to criteria established by Aneel; ii) change from price remuneration to tariff calculated by Aneel for each plant; iii) allocation of plant energy and capacity physical guarantee shares to concessionaires and permittees of distribution public utilities; iv) submission to service quality standards defined by Aneel; and v) agreement with values established as indemnity of assets related to concession.

Concessions of hydroelectric power generation, electric power transmission and distribution may be extended at the discretion of Concession Grantor, one single time, for the period of up to 30 years. However, for concessions of thermoelectric power generation, extension period is limited to 20 years.

Current regulation also defined that the concessionaire has a period to request extension of concession of up to 60 months before final contract date or after granting of hydroelectric power generation plants, and of up to 24 months for thermoelectric plants.

It is also defined that, if the concessionaire opts to extend its concession, Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date, and may also define initial tariff.

The Company will make analyses in the future to decide on whether or not concessions should be extended in view of conditions imposed by the Concession Grantor, aiming at preserving its profitability levels.

In case extension is not brought forward, Concession Grantor will open a tender bid process for concessions of the auction or competition type, for up to 30 years, considering, for tender bid judgment, the lowest tariff value and the highest offer to pay grant bonus.

In 2012, Copel GeT extended the Transmission Concession Agreement No. 060/2001, extending its main transmission concession up to 12.31.2042.

In 2016, after having won the bid carried out by Aneel, Copel GeT had its concession of Governador Parigot de Souza Hydroeletric Power Plant, with installed capacity of 260 MW and assured power of 109 average MW, renewed up to January 5, 2046.

36.2.7     Risk of non-renewal of concessions - distribution

Recently, pursuant to the terms of Concession Agreement amendment No. 46/1999 of Copel DIS, concession was extended, provided that quality and efficiency parameters for provision of distribution services are met, measured by indicators that consider duration and frequency of service interruptions (DECi and FECi) and efficiency in the Company’s economic and financial management.

The Fifth Amendment to the Concession Agreement imposes indexes of economic and financial efficiency and quality. Failure to comply with the indexes for two consecutive years or any limits at the end of the period of the first five years will result in the termination of the concession. From the sixth year following the signing of the agreement, the breach of quality criteria for three consecutive years or of economic and financial criteria for two consecutive years will result in the opening of an expiration process. In addition, non-compliance with the electricity supply quality indicators (DEC and FEC) for two consecutive years or three times in five years, may limit dividends or interest on equity payments to shareholders, while the breach of the economic and financial sustainability indicators may require a capital contribution from the controlling shareholders.

The following table sets out the targets set for Copel DIS in the first five years of the renewal:

		Quality (Limit Established) (a)		Quality (Performed)
Year	Economic and Financial Management	DECi (b)	FECi (b)	DECi (b)	FECi (b)
2016		13.61	9.24	10.82	7.23
2017	EBITDA ≥ 0	12.54	8.74	-	-
2018	EBITDA (-) QRR≥ 0 (c)	11.23	8.24	-	-
2019	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (0.8 * SELIC) (c) (d)	10.12	7.74	-	-
2020	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1.11 * SELIC) (c) (d)	9.83	7.24	-	-

(a) According to Aneel’s Technical Note No. 0335/2015.
(b) DECi - Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi - Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.

(c) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus the General Market Price Index (IGP-M) betw een the month preceding the RTP and the month preceding the tw elve-month period of the economic and financial sustainability measurement.

(d) Selic: limited to 12.87% p.y.

36.2.8     Risk of overcontracting and subcontracting of electricity

The agreement for purchase of electric power by distributors is regulated by Law No. 10,484/2014 and Decree No. 5,163/2004, which determine that distributors must purchase the volume required to serve 100% of their market through auctions on the Regulated Contacting Environment - ACR.

The contracting of the total output available in the market is verified by observing the period comprising the calendar year, and the difference between the costs remunerated by the tariff and those actually incurred on the power purchase are fully passed on to captive consumers as long as: (i) presents a contracting level between 100% and 105% of its market; (ii) presents a level lower than 100% - being, therefore, exposed to the risk of power purchase subject to the allowance for doubtful accounts, if the condition of involuntary undercontracting is recognized; and (iii) the Distributor presents a level higher than 105% - being, therefore, exposed to the risk of power sale subject to the allowance for doubtful accounts, if the condition of involuntary overcontracting is recognized.

That is, even if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable.

On the other hand, if the violation of the contracting limits derives from voluntary actions, these will be subject to the risk of spot market exposure, which can be advantageous or disadvantageous according to the amount of the difference settlement price (PLD).

In 2016 and 2017, the distributors experienced a scenario of general overcontracting and most of the companies determined contracting level higher than 105%, arising from economic factors such as the fall of consumption related to the crisis in the country and industry, the allocation of the Assured Power Quota Agreements, and the migration of special consumers to the free market.

As regards industry issues, through Normative Resolution No. 706/2016, a ANEEL recognized as involuntary overcontracting the allocation of assured power quotas of hydro power plants classified under Law No. 783/2013 above the amount of replenishment of the distributors.

More recently, through Order 1,143/2017, ANEEL formalized the possibility of the distributors having recognized as involuntary overcontracting the migration of consumers to ACL. For this purpose, it will have the specific situation assessed individually under the principle of maximum effort, as provided for in Article 6 of the Authorizing Resolution 453/2011.

As a result, Copel DIS has put forth all efforts possible, as provided by the regulation, to mitigate the overcontracting generated by the migration of special consumers to the free market and requested ANEEL to consider any overcontracting related to this matter as involuntary.

36.2.9     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

36.3      Capital management

The Company seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management strives to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted net debt divided by adjusted EBITDA, as presented below. Corporate goal established in strategic planning provides for maintenance of index below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

36.3.1     The equity indebtedness is shown below:

		Parent company		Consolidated
Indebtedness	03.31.2017	12.31.2016	03.31.2017	12.31.2016
Loans and financing	974,151	1,015,360	3,988,626	4,046,293
Debentures	1,052,014	1,017,099	4,929,051	4,790,809
(-) Cash and cash equivalents	16,820	46,096	945,591	982,073
(-) Bonds and securities	91	149	254,813	302,398
Net debt	2,009,254	1,986,214	7,717,273	7,552,631
Equity	15,280,581	14,864,165	15,567,737	15,155,446
Equity indebtedness	0.13	0.13	0.50	0.50

37      Related Party Transactions

Consolidated		Assets		Liabilities		Revenue	Cost / Expense
Related parties / Nature of operation	03.31.2017	12.31.2016	03.31.2017	12.31.2016	03.31.2017	03.31.2016	03.31.2017	03.31.2016
Controlling shareholder
State of Paraná - dividends payable	-	-	83,786	83,786	-	-	-	-
CRC Transfer (Note 8)	1,524,500	1,522,735	-	-	26,418	57,468	-	-
"Luz Fraterna" Program (a)	166,556	167,674	-	-	-	-	-	-
2014 World Cup construction w ork (Note 15.1.2)	14,266	14,266	-	-	-	-	-	-
Morar Bem Paraná Program (Note 15.1.3)	24,985	24,985	-	-	-	-	-	-
Remuneration and employ social security charges assigned (b)	28	302	-	-	-	-	-	-
Telecommunication services (c)	53,447	48,794	-	-	9,877	8,586	-	-
Sistema Meteorológico do Paraná - Simepar (d)	-	-	154	164	-	-	(467)	(438)
Entities with significant influence
BNDES and BNDESPAR - dividends payable (e)	-	-	57,218	57,218	-	-	-	-
Financing (Note 23)	-	-	1,661,797	1,692,775	-	-	(36,855)	(37,923)
Debentures - Compagás (Note 24)	-	-	57,185	61,786	-	-	(1,542)	(1,042)
Debentures - w ind farms (f)	-	-	292,325	295,188	-	-	(8,420)	-
State of Paraná investee
Sanepar (c) (g)	30	32	2	-	886	730	(402)	(337)
Dividends	16,817	16,817	-	-	-	-	-	-
Joint ventures
Dominó Holdings - dividends	5,123	5,123	-	-	-	-	-	-
Voltalia São Miguel do Gostoso - mutual (Note 15.4)	30,064	28,968	-	-	983	918	-	-
Dividends	1,032	1,032	-	-	-	-	-	-
Costa Oeste Transmissora de Energia (h) (i) (j)	75	72	46	73	255	275	(567)	(928)
Dividends	1,751	1,751	-	-	-	-	-	-
Marumbi Transmissora de Energia (h) (j)	285	285	53	55	856	1,512	(226)	(201)
Dividends	3,845	3,845	-	-	-	-	-	-
Caiuá Transmissora de Energia (h) (i) (j)	322	308	187	356	924	-	(4,111)	(3,737)
Dividends	1,991	1,991	-	-	-	-	-	-
Integração Maranhense Transmissora (h) (j)	-	-	74	76	-	-	(431)	(431)
Dividends	4,012	4,012	-	-	-	-	-	-
Matrinchã Transmissora de Energia (h) (j)	-	-	321	326	-	-	(1,925)	(603)
Dividends	23,213	23,213	-	-	-	-	-	-
Transmissora Sul Brasileira (h) (j)	-	-	133	149	-	-	(768)	(846)
Guaraciaba Transmissora de Energia (h) (j)	-	-	166	173	-	-	(983)	-
Dividends	5,512	5,512	-	-	-	-	-	-
Paranaíba Transmissora de Energia (j)	-	-	-	-	-	-	(65)	-
Dividends	3,051	3,051	-	-	-	-	-	-
Cantareira Transmissora de Energia - dividends	1,224	1,224	-	-	-	-	-	-
Associates
Dona Francisca Energética S.A. (k)	-	-	1,436	1,436	-	-	(4,170)	(4,216)
Foz do Chopim Energética Ltda. (c) (h)	160	161	-	-	488	582	-	-
Sercomtel S.A. Telecomunicações (c) (l)	3,842	2,787	-	-	2,020	2,493	-	-
Key management staff
Fees and social security charges (Note 33.2)	-	-	-	-	-	-	(5,711)	(4,854)
Pension and healthcare plans (Note 25)	-	-	-	-	-	-	(271)	(247)
Other related parties
Fundação Copel (c)	48	52	-	-	77	74	-	-
Administrative property rental	-	-	342	340	-	-	(4,223)	(3,555)
Pension and healthcare plans (Note 25)	-	-	781,657	769,865	-	-	-	-
Lactec (m)	-	-	1,350	1,743	-	-	(1,005)	(3,789)

a)     The Luz Fraterna Program, created under Law No. 491/2013 and No. 17,639/2013 allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single-phase connections, rural customers with single-phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel DIS.

As of August 2016, monthly payments were made in a timely manner. Untill January 2017, the payments were made through bank deposits and the payments in February and March 2017 were made through the offset against presumed credit of ICMS, according to Official Letter from the State Finance Department, as provided for in Decree 2,789/2015.

In the balance at March 31, 2017, the amount of R$115,890 is recongized in the Parent Company, in line item Related Parties, as described in Note 15.1.1.

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The balances shown are net of allowance for loan losses in the amount of R$1,393 as of 03/31/2017 (R$1,749 as of 12/31/2016).

c)     Telecommunications services rendered in accordance with the agreement entered into by Copel Telecomunicações with the State of Paraná.

d)     The Meteorological System of Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel DIS, effective until July 8, 2017, for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

e)     BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which has significant influence over Copel (Note 31.1).

f)      BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel (Note 24).

g)     Basic sanitation provided by Sanepar.

h)     Charges for the use of the Transmission System and revenue from operating and maintenance contracts and rendering of engineering services with Copel GeT.

i)      Copel DIS has transmission system connection contracts (CCT) with two companies - Costa Oeste Transmissora de Energia and Caiuá Transmissora de Energia – expiring upon the termination of the distribution or transmission concession, whichever occurs first.

j)      Copel DIS Copel Distribuição maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concessionaires whose object is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by Aneel Regulatory Resolution No. 399/2010. Amounts are defined for four subsequent years, with annual reviews.

k)     Power purchase and sale agreement signed by Dona Francisca Energética and Copel GeT, expiring on March 31, 2025.

l)      Light pole sharing agreement, signed between Sercomtel S.A. Telecomunicações and Copel DIS, expiring on December 28, 2018.

m)    The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by Aneel.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to Aneel.

The values resulting from operating activities of Copel DIS with related parties are billed at the rates approved by Aneel.

37.1      Guarantees and endorsements awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 23 and 24.

Copel provided financial guarantees, in the form of corporate bond, for power purchase agreements made by Copel GeT in May 2015, in the total amount of R$3,052 and made by Copel Energia, in November 2016, in the amount of R$16,406.

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

								Amount
			Date	Final	Amount	Balance	Interest	endorsement/
	Company	Operation	issued	maturity	approved	03.31.2017%		security
(1)	Caiuá Transmissora	Financing	12.23.2013	02.15.2029	84,600	76,457	49.0	37,464
(2)	Costa Oeste Transmissora	Financing	12.30.2013	11.15.2028	36,720	29,895	51.0	15,246
(3)	Guaraciaba Transmissora	Debentures	09.28.2016	01.15.2031	440,000	387,886	49.0	190,064
(4)	Integração Maranhense	Financing	12.30.2013	02.15.2029	142,150	126,030	49.0	61,755
(5)	Mata de Santa Genebra	Debentures	09.12.2014	06.30.2017	469,000	508,941	50.1	254,979
(6)	Matrinchã Transmissora	Financing	12.27.2013	05.15.2029	691,440	603,599	49.0	295,764
(7)	Matrinchã Transmissora	Debentures	05.15.2016	06.15.2029	180,000	190,747	49.0	93,466
(8)	Transmissora Sul Brasileira	Financing	12.12.2013	07.15.2028	266,572	221,620	20.0	44,324
(9)	Transmissora Sul Brasileira	Debentures	09.15.2014	09.15.2028	77,550	107,226	20.0	21,445
(10)	Paranaíba Transmissora	Financing	10.21.2015	10.15.2030	606,241	609,407	24.5	149,305
(11)	Paranaíba Transmissora	Debentures	01.15.2017	03.15.2028	120,000	103,069	24.5	25,252
(12)	Marumbi Transmissora	Financing	10.06.2014	07.15.2029	55,037	47,269	80.0	37,815
(13)	Voltalia São Miguel do Gostoso Part. S.A. (a)	Debentures	01.15.2016	12.15.2028	57,000	61,118	49.0	29,948
(14)	Usina de Energia Eólica Carnaúba S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	58,185	49.0	28,511
(15)	Usina de Energia Eólica Reduto S.A. (a)	Financing	08.24.2015	11.15.2031	70,000	58,153	49.0	28,495
(16)	Usina de Energia Eólica Santo Cristo S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	54,777	49.0	26,841
(17)	Usina de Energia Eólica São João S.A. (a)	Financing	08.24.2015	11.15.2031	68,000	55,442	49.0	27,167
(18)	Cantareira Transmissora de Energia	Financing	12.28.2016	09.15.2032	426,834	289,710	49.0	141,958
(a) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.

Financial institution (fund provider):
BNDES: (1) (2) (3) (4) (6) (8) (12) (13) (14) (15) (16) (17) (18).
Allocation:
Investment Program and/or Working capital.
Endorsement/Security:
Provided by Copel Geração e Transmissão: (1) (4);
Provided by Copel: (2) (3) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) (17) (18).
Securities offered for the transaction:
Lien on shares given by Copel Geração e Transmissão, corresponding to: 49% (1) (3) (4) (6) (7) (17); 51% (2); 20% (8) (9); 24,5% (10); 80% (11)

Performance bond	Final	Amount	% endorsement	Amount
Company	maturity	Insured	Copel GeT	endorsement
Matrinchã Transmissora	06.28.2017	90,000	49.0	44,100
Guaraciaba Transmissora	06.30.2017	47,000	49.0	23,030
Paranaíba Transmissora	06.28.2017	48,000	24.5	11,760
Mata de Santa Genebra	05.26.2018	78,300	50.1	39,228
Cantareira Transmissora	11.30.2018	31,200	49.0	15,288

38      Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

Consolidado	Término	Importância
Apólice	da vigência	segurada
Nominated Risks	08.24.2017	2,112,196
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11.23.2017	799,290
Operational risks - UEG Araucária (a)	05.31.2017	694,678
Operational risks - Brisa Potiguar	12.29.2017	674,673
Fire - Company - ow ned and rented facilities	08.24.2017	521,931
Operational risks - São Bento	12.29.2017	449,928
Legal guarantee - Office of the General Counsel to the National Treasury	05.11.2018	291,396
Multi-risk - Elejor	03.11.2018	197,800
D&O Insurance (a)	03.28.2018	79,210
Aviation insurance (hull and civil liability) (a)	01.30.2018	77,510
(a) The values of the insured of operating risks - UEG Araucária and Seguro Aeronáutico have been translated from USD into BRL, w ith the current rate R$3.1684, as of 03.31.2017.

In addition to the related insurance, the Company and its subsidiaries contract other insurance policies with lower values, such as: general civil liability, payment guarantee, several risks, national and international transportation and life insurance.

The guarantee insurance contracted by the subsidiaries and joint ventures have Copel as a guarantor, within the limits of their participation in each project.

39      Subsequent Events

As approved at the 62nd Annual General Meeting of Copel held on April 28, 2017, the Company will pay dividends for the year 2016 amounting to R$506,213, corresponding to 50% of the Adjusted Net Income for 2016, to the shareholders with shareholding position registered at April 28, 2017. At December 31, 2016, the Company accrued the net amount of R$253,106, corresponding to the minimum mandatory dividend of  25% of the adjusted net income, according to Note 31.1.4 to the Financial Statement for the year ended December 31, 2016.

COMMENTS ON PERFORMANCE

for the quarter ended March 31, 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1            Distribution Lines

Compact-Design Distribution Lines - Copel Distribuição has implemented compact-design distribution lines in urban areas with a high concentration of trees surrounding distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines installed at the end of March 2017 was 9,052 km (against 8,130 km in March 2016), up by 922 km year-over-year, a variation of 11.3%.

Secondary Isolated Lines – Copel Distribuição is also investing in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC - Equivalent Time of Interruption per Consumer Unit and FEC - Equivalent Frequency of Interruption per Consumer Unit distribution performance indicators; defense against illegal connections; improved environmental conditions; reduced areas subject to tree trimming; improved safety; reduced voltage drops throughout the grid; and increased transformer useful life due to the reduction of short-circuits, among other advantages. The  total  length  of  secondary  isolated  lines  as  of  the  end  of  March  2017 was 16.507  km (against 15,174 km in March 2017), up by 1,333 year-over-year, a variation of 8.8%.

2            Power Market

Market behavior - Power generation by Copel Geração e Transmissão and wind farms totaled 6,391 GWh in the first three months of 2017 (against 7,695 GWh in the same period in 2016). The volume of energy purchased by Copel Distribuição by means of CCEARs (auctions) was 3,026 GWh (against 3,438 GWh in the same period in 2016), while the volume purchased from Itaipu was 1,465 GWh (against 1,482 GWh in the same period in 2016), as described below:

(a) Including energy volumes traded among Copel’s subsidiaries.
(b) Figures subject to change after closing by CCEE.
CCEAR = Energy Purchase Agreements in the Regulated Market
CER: Reserve Energy Agreements
CCEE (MCP) = Electric Pow er Trade Chamber (Short-Term Market)
MRE = Energy Reallocation Mechanism
CG = Center of gravity of the Submarket (difference betw een billed and energy received from CG) – as per the agreement
Not considering the energy produced by TPP Araucária w hich w as sold in the short-term market (MCP).
¹Other: Energy purchased by Copel Comercialização

Energy Sale - down by Copel Distribuição, Copel Geração e Transmissão and wind farms:

Segment			GWh
	Jan - Mar 2017	Jan - Mar 2016	Var.
Copel Distribuição
Captive Market	5.336	6.016	-11,3%
Residential	1.898	1.781	6,6%
Industrial	897	1.607	-44,2%
Commercial	1.300	1.417	-8,3%
Rural	630	614	2,6%
Other	611	597	2,3%
Concessionaries and Licensees	126	162	-22,2%
CCEE (MCP) (a)	592	358	65,4%
Total Copel Distribuição	6.054	6.536	-7,4%

Copel Geração e Transmissão
CCEAR (Copel Distribuição) (b)	23	41	-43,9%
CCEAR (other concessionaries) (b)	212	1.002	-78,8%
Free Customers	1.080	880	22,7%
Bilateral Agreements	1.669	2.031	-17,8%
CCEE (MCP)	866	309	180,3%
Total Copel Geração e Transmissão	3.850	4.263	-9,7%

Wind Farms Complex
CCEAR (other concessionaries) (b)	207	209	-1,0%
CER (c)	88	89	-1,1%
Total Wind Farms Complex	295	298	-1,0%

Copel Comercialização
Free Customers	98	-	-
Bilateral Agreements	52	-	-
Total Copel Comercialização	150	-	-
Total	10.349	11.097	-6,7%
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
(a) CCEE: Electric Pow er Trade Chamber / MCP: Short Term
(b) CCEAR: Energy Purchase Agreements in the Regulated Market
(c) CER: Agreements Reserve Energy.

Captive Market - Copel Distribuição - Copel Distribuição’s energy sales to the captive market totaled 5,336 GWh in the first three monthts of 2017, down by 11.3% against the same period in 2016.

The residential segment consumed 1,989 GWh from January through March 2017, up by 6.6%, due to an increase of 2.0% in the number of customers and an increase of 4.4% in the average monthly consumption (175 KWh in the first quarter of 2017, against 167 KWh in the first quarter of 2016). The increase is a result from the lower prevailing energy tariff (due to the tariff review in June 2016 and the green flag in most of the first quarter of 2017, against the red flag in most of the first quarter of 2016) and the higher temperatures than the historic average for the period, mainly in February, causing a higher use of cooling equipment. The residential segment consumption in the first quarter of 2017 represented 35.6% of the captive market, totaling 3,622,426 consumers.

Consumption by the industrial segment decreased by 44.2% in the first quarter of 2017, to 897 GWh, mainly caused by the migration of captive clients to the free market. The intensive migration of captive clients to the free market during 2016 (mostly in the second half of the year) and beginning 2017, caused a strong decrease in the client database and the energy volume consumed in the industrial segment. Between April 2016 and March 2017, 375 clients left Copel Distribuição’s industrial captive market (84 clients in the first quarter of 2017), which would represent an average consumption of 671 GWh in the quarter if they were in Copel Distribuição’s captive market. The sectors that most impacted the slowdown in consumption were: pulp  and  paper,  rubber and plastic materials, food processing, automaking and beverages. At the end of the first quarter of 2017, the industrial segment represented 16.8% of the captive market’s consumption and had 79,083 consumers. Not considering the migration of clients, this segment would present a growth of 3.2% in the first quarter of 2017.

The commercial segment consumed 1,300 GWh in the first quarter of 2017, down 8.3%. The decrease in the consumption was influenced by the migration of 262 captive clients to the free market between April 2016 and March 2017 (95 clients in the first quarter of 2017), which represent an average consumption of 139 GWh in the quarter, and also due to the economic scenario, with a decrease in the retail sales volume. At the end of the first quarter of 2017, this segment accounted  for  24.4% of the captive market, totaling 384,041 consumers. Not considering the impact deriving from the migration of clients, this segment would have recorded a growth of 1.6% in the first quarter of 2017.

The rural segment recorded an increase of 2.6% in consumption in the first quarter of 2017, totaling 630 GWh. By the end of March 2017, this segment accounted for 11.8% of the Copel’s captive market, totaling 358,847 consumers.

Consumption from other segments (public bodies, public lighting, public services and own consumption) totaled 611 GWh from January to March 2017, up by 2.3%. Jointly, these segments accounted for 11.5% of the captive market, totaling 57,456 consumers at the end of the first quarter of 2017.

Number of consumers - The number of end users (captive of Copel Distribution and free consumers of  Copel Geração e Transmissão) billed  in  March 2017 was 4,502,664, up by 1.4% against the same month in 2016.

Segment	Mar 2017	Mar 2016	Var.
Residential	3.622.426	3.549.987	2,0%
Industrial	79.083	87.461	-9,6%
Commercial	384.041	377.880	1,6%
Rural	358.847	366.365	-2,1%
Other	57.456	57.023	0,8%
Total Captive Market	4.501.853	4.438.716	1,4%
Concessionaries and Licensees	6	6	-
Free Customers¹	805	157	412,7%
Total geral	4.502.664	4.438.879	1,4%
¹ All free customers served by Copel GeT, Copel Comercialização and other suppliers at the Copel Distribuição concession area.

3            Management

Headcount

Employees	Mar 2017	Mar 2016
Copel and subsidiaries
Copel	69	70
Copel Geração e Transmissão	1.683	1.671
Copel Distribuição	5.970	6.177
Copel Telecomunicações	663	618
Copel Comercialização	39	3
Copel Renováveis	70	46
	8.494	8.585
Affiliated Company
Compagás	162	163
Elejor	7	7
UEG Araucária	16	16
	185	186

4            Market Relations

From January to March 2017, Copel’s common (ON — ticker CPLE3) and class B preferred registered shares (PNB - ticker CPLE6) were traded in 95% of trading sessions of B3 S.A. - Brasil, Bolsa, Balcão.

The shares outstanding totaled 44.96% of the Company’s capital stock. At the end of March 2017, Copel’s market value was R$7,962,992, based on quotations of all markets.

Out of the 58 stocks that make up Ibovespa’s theoretical portfolio, Copel’s PNB shares was 0.291%, with a 1.2060 Beta index.

Copel’s share in the portfolio of the Electric Power Sector Index — IEE was 6.9560%.

COPEL PNB’s share in B3 - Corporate Sustainability Index (ISE) was 0.970%.

In B3, ON shares closed the period traded at R$25.88, while PNB shares closed at R$32.74, with positive variations of 35.64% and 19.66%, respectively. In the same period, the IBOVESPA index recorded a positive variation of 7.90%.

On the New York Stock Exchange (NYSE), PNB shares are traded at “Level 3”, in the form of ADSs, under ticker ELP, and were traded in 97.0% of the trading sessions, closing the period at US$10.31, with positive variation of 21.58%. Also in this period, the Dow Jones Index recorded a positive variation of 4.56%

On the Latibex (the Euro market for Latin American Securities), which is connected  to  the  Madrid Stock Exchange), the Company’s PNB shares were traded under the ticker XCOP in 94% of trading sessions, closing the period at €9.65, with a positive variation of 19.43%. In the same period, the Latibex All Shares index recorded a positive variation of 9.96%.

The table below is a summary of Copel’s share trading between January and March 2017:

	ON		PNB
Stock Performance (Jan - Mar/16)	Total	Daily average	Total	Daily average
B3
Number of Trades	8.122	131	200.875	3.240
Volume Traded	2.871.800	46.319	34.358.000	554.161
Trading Value (R$ thousand)	71.330	1.150	1.181.178	19.051
Presence in Trading Sessions	62	95%	62	95%
Nyse
Volume Traded	47.425	1.157	24.497.056	395.114
Trading Value (US$ thousand)	357	9	253.556	4.090
Presence in Trading Sessions	41	64%	62	97%
Latibex
Volume Traded	-	-	821.006	13.459
Trading Value (€ thousand)	-	-	411	7
Presence in Trading Sessions	-	-	61	94%

5            Tariffs

Power distribution tariffs

Retail distribution average rate (a) - R$/MWh	Mar 2017	Mar 2016	Var.
Residential	421,44	492,27	-14,4%
Industrial (b)	385,31	419,54	-8,2%
Commercial	412,23	463,25	-11,0%
Rural	286,53	316,83	-9,6%
Other	310,59	357,98	-13,2%
	384,19	433,82	-11,4%
(a) W ithout ICM S. Does not consider tariff flags.
(b) Free customers not included.

Power purchase tariffs

Tariff Supply* - R$/MWh	Mar 2017	Mar 2016	Var.
Itaipu (a)	190,68	198,87	-4,1%
Auction 2008 - 2015	-	-	-
Auction 2010 - H30	210,71	190,80	10,4%
Auction 2010 - T15 (b)	219,89	98,29	123,7%
Auction 2011 - H30	217,59	199,04	9,3%
Auction 2011 - T15 (b)	189,55	219,71	-13,7%
Auction 2012 - T15 (b)	236,84	193,56	22,4%
Auction 2016 - T20 (b)	139,28	136,88	1,8%
Auction CCEAR 2014 - 2019 (c)	139,64	133,94	4,3%
Auction CCEAR 2014 - 2019 (d)	320,12	292,94	9,3%
Auction 2014 - 18M	-	-	-
Auction 2014 - 36M	-	176,64	-100,0%
Bilaterais	232,69	210,32	10,6%
Angra	222,30	197,79	12,4%
CCGF (e)	56,48	53,67	5,2%
Santo Antonio	134,99	123,48	9,3%
Jirau	118,73	108,61	9,3%
Other auctions (f)	174,33	190,28	-8,4%
Tariff Average Supply	152,67	152,05	0,4%
(a) Furnas transport charge not included.
(b) Average auction price restated according t o the IPCA inflation index. The price comprises in fact three components: a fixed
(c) Energy Agreements.
(d) Capacity Agreements.
(e) Contract of quotas of assured pow er of those HPPs w hich concessions w ere extended pursuant the new rules of Law 12783/13.
(f) Products average price.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Products average price.

Tariff Weighted Average Supply - R$/MWh	Mar 2017	Mar 2016	Var.
Auction - CCEAR 2009-2016	-	163,88	-
Auction - CCEAR 2011-2040	203,89	187,22	8,9%
Auction - CCEAR 2013-2042	222,60	205,16	8,5%
Auction - CCEAR 2015 - 2045	155,33	142,44	9,0%
Concession holders in the State of Paraná	213,69	282,51	-24,4%

6            Economic and Financial Results

Revenues (Note 32)

Until March 2017, net operating revenues was R$3,297,011, or 7.0% down against  R$3,082,664 recorded in the same period in 2016.

This variation was mainly explained by:

a)      28.% reduction in Revenues from Supply, mainly caused by:

•         12.87% average reduction in the tariff effective from June 2016; and

•         a 11.3% retraction in the captive market, basically due to the migration of captive clients to the free market and the country’s economic situation.

b)      a 32.9% increase in the Revenues from the Availability of the Power Grid, mainly caused by:

•         cash flow remeasurement as a result of the appraisal report related to the RBSE assets;

•         result of the 4th Tariff Review Cycle, occurred in June 2016, which increased the Portion B by 22%;

•         a 3.5% increase in consumption of the energy wire market; and

•         partially offset by the average tariff adjustment of -12.87% in the tariff for use.

c)      a 11.9%  increase  in  Revenues  from  Telecommunication,  largely  due  to  the  increase  in  the  number  of clients, particularly in the retail market, with the BEL Fibra product; and

d)      a 35.0% increase in Other Operating Income, mainly caused by the increased lease, rental and services rendered.

Operating Costs and Expenses (Note 33)

Until March 2017, operating costs and expenses totaled R$2,507,721, down by 9.5% compared to R$2,772,223 recorded in the same period in 2016. The main highlights were as follows:

a)      a 10.3% decrease in electricity purchased for resale, especially given the reduction in consumption and consequently in the power purchased from CCEE and CCEAR;

b)      a 36.1% decrease in the account Charges for use of the power grid, mainly due to the lower costs of System services charges - ESS and the Reserve energy charges - EER;

c)      a  11.3%  increase  compared to the same period in 2016 in the balance of the Personnel and Management account, mainly due to salary adjustments, as per the collective bargaining agreement in effect as from October 2016;

d)      a  28.2% reduction in natural gas and inputs used in gas operations, due to the decrease in consumption and a lower average cost in the period; and

e)      a 18.5% decrease in Estimated losses, provisions and reversals, due to a lower amount of PECLD and of Provision for legal claims, mainly tax provisions, partially offset by the provision for impairment in 2017.

Financial Result (Note 34)

The R$10,866 variation in financial result is mainly due to:

a)    a 20.2% decrease in financial revenues, largely due to lower amounts from late payment charges on electricity bills and the fluctuations in interests and exchange rates on the transfer to CRC in the period;

b)    a 14.0% reduction in financial expenses, mainly due to inflation adjustments related to CCEE renegotiation, recognized in the 1st quarter of 2016, and nonrecurring in 2017.

Ebitda

Ebitda (earnings before interest, taxes, depreciation and amortization) is as follows:

Consolidated
	03.31.2017	03.31.2016
Net income for the period	417,270	136,089
Deferred IRPJ and CSLL	56,600	(297,792)
Provision for IRPJ and CSLL	193,112	353,151
Financial expenses (income), net	156,021	166,887
Ebit	823,003	358,335
Depreciation and amortization	183,078	179,036
Ebitda	1,006,081	537,371
Net operating revenues - ROL	3,297,011	3,082,664
Ebitda Margin% (Ebitda ÷ ROL)	30.5%	17.4%

COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS
Chairman	Mauricio Schulman
Members	Antonio Sergio de Souza Guetter George Hermann Rodolfo Tormin Rogério Perna Luiz Henrique Tessuti Dividino Adriana Angela Antoniolli Leila Abraham Loria Olga Stankevicius Colpo Sérgio Abu-Jamra Misael
SUPERVIISORY BOARD
Sitting members	Norberto Anacleto Ortigara Mauro Ricardo Machado Costa Nelson Leal Junior Roberto Lamb Letícia Pedercini Issa Maia
Alternate members	Osni Ristow Roberto Brunner Gilmar Mendes Lourenço Kurt Janos Toth Alexandre Pedercini Issa
EXECUTIVE BOARD
CEO	ANTONIO SERGIO DE SOUZA GUETTER
Enterprise Management Officer	Gilberto Mendes Fernandes
Chief Financial and Investor Relations Officer	Luiz Eduardo da Veiga Sebastiani
Business Development Officer	Jonel Nazareno Iurk
Institutional Relations Officer	Cristiano Hotz
Governance, Risk and Compliance Officer	FABIO MALINA LOSSO
Assistant Officer	PAULO CESAR KRAUSS

ACCOUNTANT
CRC-PR-041655/O-6	NANCY ATENALIA ALVES

Information about this report
Investor Relations	Phone: +55 (41) 3222-2027 ri@copel.com

A FREE TRANSLATION FROM PORTUGUESE INTO ENGLISH OF INDEPENDENT AUDITOR’S REVIEW REPORT ON QUARTERLY INFORMATION

REVIEW REPORT ON QUARTERLY INFORMATION

To the Shareholders and Management of

Companhia Paranaense de Energia - Copel

Curitiba – State of Paraná

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Paranaense de Energia - Copel (“Company”), respectively identified as Parent Company and Consolidated, included in the Quarterly Information Form - ITR for the quarter ended March 31, 2017, which comprise the statement of financial position as of March 31, 2017 and the related statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, including the accompanying notes.

The Company’s management is responsible for the preparation of this individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting, and in accordance with the international accounting standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission and applicable to the preparation of the Quarterly Information – ITR.  Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and international standards for review of interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity).  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, we were unable to obtain assure that we were aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that would leads us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information – ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

A FREE TRANSLATION FROM PORTUGUESE INTO ENGLISH OF INDEPENDENT AUDITOR’S REVIEW REPORT ON QUARTERLY INFORMATION

Emphasis of matter

Restatement of comparative balances

As described in note 4.1, due to the changes in accounting policies made by the Company, related to the classification of the adjustment of the expected cash flows of the concession financial asset, the corresponding amounts of the interim financial information related to the consolidated statements of income and value added (supplementary information) for the period ended March 31, 2016, presented for comparison purposes, were reclassified and are being restated as provided for in CPC 23 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. Our conclusion does not contain modification in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA), prepared under the responsibility of the Company’s management, the presentation of which in  the interim information is required in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information - ITR and considered as supplementary information by IFRS, which do not require the presentation of the DVA.  These statements were submitted to the same review procedures previously described and based on our review, we are not aware of any fact that leads us to believe that they were not prepared, in all material respects, in a manner consistent with the interim financial information taken as a whole.

Curitiba, May 15, 2017

DELOITTE TOUCHE TOHMATSU Auditores Independentes	Fernando de Souza Leite Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date July 21, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.